

2023

Proxy Statement and Fiscal Annual Report

LUMENTUM

LUMENTUM HOLDINGS INC.

1001 RIDDER PARK DRIVE
SAN JOSE, CALIFORNIA 95131
September 22, 2023

Dear Lumentum Stockholders:

We are pleased to invite you to attend the Annual Meeting of stockholders of Lumentum Holdings Inc. on November 17, 2023 at 8:00 a.m. (Pacific Time), which will be a "virtual meeting" of stockholders, conducted via the Internet.

We recently completed our eighth year as a standalone public company, and we have achieved significant growth over those years. Our solutions address attractive end markets that are driven by long-term, secular trends and which are increasingly turning to advanced photonics as a key enabling technology for continued growth. By focusing on developing the most innovative products and technologies ahead of our competition, we have positioned ourselves as an industry leader in the markets we serve and an indispensable partner to our customers.

With this technology leadership strategy, along with successful, strategic acquisitions, we grew revenue to a new record level of $1.77B in fiscal 2023. This performance was despite the substantial impact of industry-wide inventory corrections that began mid-way through the fiscal year. Over the past year, we have added to our leadership position by introducing many highly differentiated new products and by winning new design-ins with market-leading customers. The strategic acquisitions we closed in fiscal 2023 have expanded our share of the optical communications and data infrastructure end markets, in addition to adding to our overall revenue and scale. The strategic rationale of these acquisitions has been borne out, and these transactions have been well received by our customers. To date, we are tracking ahead of our acquisition synergy goals and, as a result, we have increased our targets significantly.

In each of our focused end markets, there are growth catalysts that we believe are expanding our opportunities. We are at a pivotal stage in the digital transformation of all aspects of work and life that is driving the use of optical technologies to handle the relentless growth of data flowing through the world's optical networks and data centers. The pace of that growth is accelerating even faster with the widespread adoption of artificial intelligence and machine learning applications. Lumentum's products are essential parts of the cloud data center infrastructure that enables these applications today, and, as newer generative AI tools gain traction, we expect the demand for our products to only increase. Our strong organic and inorganic investments in both new products and foundational technologies position us well for these sizable opportunities.

Advancements in computer and machine vision and augmented and virtual reality are transforming a wide range of industries, including automotive, warehouse automation, and transportation and logistics. Lumentum participates in all of these trends, and in particular, we expect our photonic integration capabilities to enable greater proliferation across a broader set of applications. Higher levels of precision, new sustainable materials, and factory and energy efficiency needs are causing manufacturers around the world to increasingly turn to laser-based approaches and to the types of industrial lasers we supply. Our laser products are increasingly essential to high-growth markets such as solar cell, electric vehicle, and battery manufacturing, providing us with robust, long-term tailwinds.

As we execute on our strategy, we continue to focus on creating value for our stakeholders and are committed to the highest standards of social, ethical, and environmental conduct and responsibility. This includes promoting diverse, inclusive, and safe workplaces, free from discrimination and harassment. We encourage our employees to engage and make meaningful contributions to society and our local communities.

Our results and accomplishments to date both underscore the significant progress we have made towards our strategic goals and position us well for further growth. These accomplishments, along with the growth catalysts we see across our business, make it a very exciting time at Lumentum for all of our stakeholders, and we believe that the future ahead is even brighter now than over the past eight years.

Our virtual Annual Meeting can be accessed by visiting www.virtualshareholdermeeting.com/LITE2023 where you will be able to listen to the meeting live, submit questions, and vote online. Details regarding how to attend the Annual Meeting online and the business to be conducted at the Annual Meeting are more fully described in the accompanying Notice of Annual Meeting and Proxy Statement.

We are pleased to provide access to our proxy materials over the Internet under the U.S. Securities and Exchange Commission's "notice and access" rules.

Your vote is important and we hope you will vote as soon as possible, regardless of whether you plan to attend the meeting. You may vote by proxy over the Internet or by telephone, or, if you received paper copies of the proxy materials by mail, you may also vote by mail by following the instructions on the proxy card or voting instruction card.

Thank you for your ongoing support of and interest in Lumentum.

Sincerely,

Alan S. Lowe
President and Chief Executive Officer

Penelope A. Herscher
Chair

LUMENTUM HOLDINGS INC.

1001 RIDDER PARK DRIVE
SAN JOSE, CALIFORNIA 95131

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

How to Vote



Via Internet
http://www.proxyvote.com



Via Phone
1-800-690-6903



Via Mail



In Person

To Be Held at 8:00 a.m. Pacific Time on Friday, November 17, 2023

Dear Stockholders of Lumentum Holdings Inc.:

The 2023 Annual Meeting of stockholders (the "Annual Meeting") of Lumentum Holdings Inc., a Delaware corporation, will be held virtually on Friday, November 17, 2023, at 8:00 a.m. Pacific Time. The virtual Annual Meeting can be accessed by visiting www.virtualshareholdermeeting.com/LITE2023, where you will be able to listen to the meeting live, submit questions and vote online. We are holding the meeting for the following purposes, as more fully described in the accompanying proxy statement:

1. the election of nine directors, to serve until our 2024 Annual Meeting of stockholders and until their successors are duly elected and qualified;

2. the approval, on a non-binding, advisory basis, of the compensation of our named executive officers;

3. the approval, on a non-binding, advisory basis, of the frequency of future advisory votes approving the compensation of our named executive officers;

4. the approval of the Amended and Restated 2015 Equity Incentive Plan; and

5. the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for our fiscal year ending June 29, 2024.

In addition, stockholders may be asked to consider and vote upon such other business as may properly come before the meeting or any adjournments or postponements thereof.

Our board of directors has fixed the close of business on September 18, 2023 as the record date for the Annual Meeting. Only stockholders of record on September 18, 2023 are entitled to notice of and to vote at the virtual Annual Meeting and any adjournments thereof. The Notice of Internet Availability of Proxy Materials, this proxy statement for the Annual Meeting ("Proxy Statement") and the accompanying form of proxy were first distributed and made available on the Internet to stockholders on or about September 22, 2023.

YOUR VOTE IS IMPORTANT. Whether or not you plan to virtually attend the Annual Meeting, please cast your vote as soon as possible by Internet or telephone. If you received a paper copy of the proxy materials by mail, you may submit your proxy card in the postage-prepaid envelope provided. Your vote by Internet, phone or mail will ensure your representation at the Annual Meeting regardless of whether you attend the virtual meeting or not. If you attend the virtual Annual Meeting, you may revoke your proxy and vote via the virtual meeting website. If you hold your shares through an account with a brokerage firm, bank or other nominee, please follow the instructions you receive from your account manager to vote your shares.

We thank you for your support and we hope you are able to attend our virtual Annual Meeting.

By order of the Board of Directors,

Alan S. Lowe

Alan S. Lowe
President and Chief Executive Officer
San Jose, California
September 22, 2023

TABLE OF CONTENTS

PROXY SUMMARY

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting. Page references are supplied to help you find further information in this Proxy Statement.

PROPOSAL NO. I Election of Directors

You are being asked to elect nine directors. Each of the director nominees is standing for election for a one-year term ending at the next annual meeting of stockholders in 2024.

See page 21

✓ Your Board of Directors recommends that you vote **"FOR"** the election of each of the nine nominees.

Director Nominees

Name and Position	Independent	Age	Director Since	Audit	Compensation	Governance	Other Current Public Company Boards
Harold L. Covert Director	✓	76	2015	C			None
Pamela F. Fletcher Director	✓	57	2023	M			None
Isaac H. Harris Director	✓	57	2021		M		None
Penelope A. Herscher Board Chair	✓	63	2015			M	Faurecia SE SMART Global Holdings
Julia S. Johnson Director Vice President, GM, Mobile Computing Zebra Technologies	✓	57	2017	M		C	None
Brian J. Lillie Director President, Private Cloud Business Unit Rackspace Technology	✓	59	2015		M		None
Alan S. Lowe Director President and CEO, Lumentum		61	2015				None
Ian S. Small Director	✓	59	2018		C		None
Janet S. Wong Director	✓	65	2020	M		M	Enviva Inc., Lucid Group, Inc.

Committees

M Member   C Chair

Director Nominee Snapshot



Independence

1
Not Independent

89%
Independent, including our Chair

8
Independent



Directors' Age

1
70+

61.5 years
Average Age

8
57-65



Directors' Diversity

56%
Diverse

50% of the Board is ethnically and/or gender diverse
- **44%** are female
- **22%** are ethnically diverse

	Hal Covert	Pamela Fletcher	Isaac Harris	Penny Herscher	Julie Johnson	Brian Lillie	Alan Lowe	Ian Small	Janet Wong
Skills/Competencies									
Industry Experience (Consumer/OpComms/Lasers)	✓	✓	✓	✓	✓	✓	✓	✓	✓
Innovation/Technology	✓	✓	✓	✓	✓	✓	✓	✓	✓
Business Development/M&A Experience /M&A Integration	✓	✓	✓	✓	✓	✓	✓	✓	✓
Executive Leadership Experience	✓	✓	✓	✓	✓	✓	✓	✓	
Global Experience	✓	✓	✓	✓	✓	✓	✓	✓	✓
Accounting/Finance	✓								✓
Engineering/R&D		✓		✓	✓	✓	✓	✓	✓
Cybersecurity/IT	✓					✓			✓
Manufacturing/Operations	✓	✓	✓		✓		✓		✓
Marketing/Sales		✓		✓	✓	✓	✓		
Compliance/Risk Management	✓	✓	✓						✓
Tenure and Independence (as of September 22, 2023)									
Tenure (years)	8	<1	2	8	6	8	8	5	3
Independence	✓	✓	✓	✓	✓	✓		✓	✓
Age	76	57	57	63	57	59	61	59	65
Gender Identity	Male	Female	Male	Female	Female	Male	Male	Male	Female
Asian									✓
African American			✓						
White	✓	✓		✓	✓	✓	✓	✓	

Corporate Governance Highlights

The board of directors of Lumentum believe that good corporate governance is an important component in enhancing investor confidence in the Company and increasing stockholder value. The imperative to continue to develop and implement best practices throughout our corporate governance structure is fundamental to our strategy to enhance performance by creating an environment that increases operational efficiency and ensures long-term productivity growth. Solid corporate governance practices also ensure alignment with stockholder interests by promoting fairness, transparency and accountability in business activities among employees, management and the board.

Corporate Governance Highlights

- Majority voting for directors
- Annual election of all directors
- Independent Chair of the board
- Independent directors meet regularly without management present
- Audit, Compensation and Governance committees composed entirely of independent directors

- Engaged board; each director attended at least 80% of the aggregate of all meetings of the board of directors and any committees on which he or she served during fiscal 2023
- Significant share ownership guidelines for all executive officers and directors
- 56% of board members self-identify as female or members of an underrepresented community

Proposal No. 2 Non-binding Advisory Vote to Approve Executive Compensation

The board is asking stockholders to approve, on a non-binding advisory basis, the compensation of the named executive officers as disclosed in this Proxy Statement.

 See page 28

 Your Board of Directors recommends that you vote **"FOR"** this proposal.

Executive Compensation Highlights

- Program design is informed by feedback from our stockholders. We engage with stockholders regularly
- Fiscal 2023-25 PSUs are based on 3-year revenue targets and 3-year sustainability goals, balancing long-term growth goals with our commitment to responsible corporate citizenship
- Annual incentive plan reflects our continuous discipline around profitable growth
- 92% of CEO pay and 87% of NEO pay is driven by Company financial, non-financial, and stock price performance
- Our Compensation Committee regularly reviews pay levels and practices against external market best practices
- We maintain policies that promote sound compensation practices and corporate governance
- We regularly engage with stockholders on compensation matters and actively consider their input

Executive Compensation Structure

Our executive compensation program is guided by our overarching philosophy of paying for demonstrable performance. Consistent with this philosophy, we believe executives with higher levels of responsibility and a greater ability to influence Lumentum's results should receive a greater percentage of their compensation as performance-based compensation. In fiscal 2023, we compensated our named executive officers using the following elements for total target direct compensation:

	Element and CEO % of Total Target Direct Compensation	Description and Metrics
Short-Term	Base Salary 8%	Fixed cash compensation to attract and retain highly qualified executive talent.
	Annual Cash Incentive 10%	Performance-based cash compensation to incentivize and reward achievement of near-term financial and business results. Performance measured: • Operating income multiplied by a strategic modifier • Full-year revenue
Long-Term	**Equity Incentives** 82%	**50%** Performance Stock Units (PSUs) • 70% of PSUs vesting at the end of three years based on the achievement of annual revenue growth goals from fiscal 2023 through fiscal 2025 • 30% of PSUs vesting at the end of three years based on the achievement of strategic and sustainability goals by the end of fiscal 2025
		50% Restricted Stock Units (RSUs) • RSUs vesting over three years based on continued service

Proposal No. 3 Non-binding Advisory Vote to Approve the Frequency of Future Advisory Votes to Approve Executive Compensation

The board is asking stockholders to approve, on a non-binding advisory basis, the frequency of future advisory votes to approve the compensation of our named executive officers.

 See page 29

 Your Board of Directors recommends that you vote **"1 YEAR"** for this proposal.

Proposal No. 4 Approval of the Amended and Restated 2015 Equity Incentive Plan

The board is asking stockholders to approve the Amended and Restated 2015 Equity Incentive Plan to increase the number of shares of our Common Stock reserved for issuance by an additional 3,000,000 shares.

 See page 30

 Your Board of Directors recommends that you vote **"FOR"** this proposal.

Proposal No. 5 Ratification of the Audit Committee's Appointment of the Independent Registered Public Accounting Firm

The board is asking stockholders to ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for our fiscal year ending June 29, 2024.

 See page 38

 Your Board of Directors recommends that you vote **"FOR"** this proposal.

LUMENTUM HOLDINGS INC.

PROXY STATEMENT FOR 2023 ANNUAL MEETING OF STOCKHOLDERS

To Be Held Virtually at 8:00 a.m. Pacific Time on Friday, November 17, 2023

The accompanying proxy is solicited on behalf of the board of directors of Lumentum Holdings Inc. ("Lumentum", "we", "us" or the "Company") for use at the Lumentum 2023 Annual Meeting of Stockholders ("Annual Meeting") to be held virtually on Friday, November 17, 2023 at 8:00 a.m. Pacific Time, and any adjournment or postponement of the Annual Meeting. The virtual Annual Meeting can be accessed by visiting www.virtualshareholdermeeting.com/LITE2023, where you will be able to listen to the meeting live, submit questions, and vote online. The Notice of Internet Availability of Proxy Materials and this proxy statement for the Annual Meeting ("Proxy Statement") and the accompanying form of proxy were first distributed and made available on the Internet to stockholders on or about September 22, 2023. Lumentum's annual report on Form 10-K for the fiscal year ended July 1, 2023, filed with the U.S. Securities and Exchange Commission (the "SEC") on August 23, 2023 ("Annual Report"), will be available with this Proxy Statement by following the instructions in the Notice of Internet Availability of Proxy Materials.

Internet Availability of Proxy Materials

In accordance with SEC rules, we are using the Internet as our primary means of furnishing proxy materials to stockholders. Consequently, most stockholders will not receive paper copies of our proxy materials. We will instead send stockholders a Notice of Internet Availability of Proxy Materials with instructions for accessing the proxy materials, including our Proxy Statement and Annual Report, and voting via the Internet. The Notice of Internet Availability of Proxy Materials also provides information on how stockholders may obtain paper or email copies of our proxy materials if they so choose. We believe this process makes the proxy distribution process more efficient and less costly and helps conserve natural resources.

General Information about the Annual Meeting

The information provided in the "question and answer" format below is for your convenience only and is merely a summary of the information contained in this Proxy Statement. You should read this entire Proxy Statement carefully. Information contained on, or that can be accessed through, our website is not intended to be incorporated by reference into this Proxy Statement and references to our website address in this Proxy Statement are inactive textual references only.

You will be voting on:

- the election of nine directors, to serve until our 2024 annual meeting of stockholders and until their successors are duly elected and qualified;
- the approval, on a non-binding, advisory basis, of the compensation of our named executive officers;
- the approval, on a non-binding, advisory basis, of the frequency of future advisory votes to approve the compensation of our named executive officers;
- the approval of the Amended and Restated 2015 Equity Incentive Plan;
- the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for our fiscal year ending June 29, 2024; and
- any other business as may properly come before the Annual Meeting.

How does the board of directors recommend I vote on these proposals?

Our board of directors recommends a vote:

- "**FOR**" the election of each director nominee named in this Proxy Statement;
- "**FOR**" the approval of a non-binding, advisory vote on the compensation of our named executive officers;
- For "**1 YEAR**" on the approval of a non-binding, advisory vote for the frequency of future advisory votes to approve the compensation of our named executive officers;
- "**FOR**" the approval of the Amended and Restated 2015 Equity Incentive Plan; and
- "**FOR**" the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for our fiscal year ending June 29, 2024.

Who is entitled to vote?

Holders of our common stock as of the close of business on September 18, 2023, the record date, may vote at the Annual Meeting. As of the record date, there were 66,999,815 shares of our common stock outstanding. In deciding all matters at the Annual Meeting, each stockholder will be entitled to one vote for each share of our common stock held by them on the record date. We do not have cumulative voting rights for the election of directors.

Stockholder of Record: Shares Registered in Your Name. If, on the record date, your shares were registered directly in your name with our transfer agent, Computershare Trust Company, N.A., then you are considered the stockholder of record with respect to those shares. As a stockholder of record, you may vote at the Annual Meeting or vote by telephone, by Internet, or by filling out and returning the proxy card.

Beneficial Owner: Shares Registered in the Name of a Broker or Nominee. If, on the record date, your shares were held on your behalf in a stock brokerage account or by a bank or other nominee, then you are considered the beneficial owner of those shares held in street name. Accordingly, the Notice of Internet Availability, Proxy Statement and any accompanying documents have been provided to your broker or nominee, who in turn provided the materials to you. As the beneficial owner, you have the right to direct your broker or nominee how to vote your shares by using the voting instruction card or by following their instructions for voting on the Internet or by telephone.

How many votes are needed for approval of each proposal?

- **Proposal No. 1:** Each director must be elected by the affirmative vote of a majority of the votes cast with respect to that director. This means that, to be elected, the number of votes cast for a director must exceed the number of votes cast against that director. Abstentions and broker non-votes are not counted as votes cast for or against such director's election and therefore will have no impact on the outcome of the vote.
- **Proposal No. 2:** The approval of the non-binding advisory vote on the compensation of the Company's named executive officers requires the affirmative vote of a majority of the shares of our common stock present in person or represented by proxy at the Annual Meeting and entitled to vote thereon. As a result, abstentions will have the same effect as votes against the proposal. Broker non-votes will have no effect on the outcome of this vote.
- **Proposal No. 3:** The alternative among one year, two years or three years that receives the highest number of votes cast at the Annual Meeting by stockholders entitled to vote thereon will be deemed to be the frequency preferred by our stockholders. Abstentions and broker non-votes will have no effect on this proposal.
- **Proposal No. 4:** The approval of the Amended and Restated 2015 Equity Incentive Plan requires the affirmative vote of a majority of the shares of our common stock present in person or represented by proxy at the Annual Meeting and entitled to vote thereon. As a result, abstentions will have the same effect as votes against the proposal. Broker non-votes will have no effect on the outcome of this vote. This vote will also constitute approval under the Nasdaq Listing Rules.
- **Proposal No. 5:** The ratification of the appointment of Deloitte & Touche LLP requires the affirmative vote of a majority of the shares of our common stock present in person or represented by proxy at the Annual Meeting and entitled to vote thereon. As a result, abstentions will have the same effect as votes against the proposal. Brokers will have discretion to vote on this proposal.

What is a quorum?

A quorum is the minimum number of shares required to be present at the Annual Meeting for the Annual Meeting to be properly held under our amended and restated bylaws and Delaware law. The presence, in person or by proxy, of a majority of all issued and outstanding shares of our common stock entitled to vote at the Annual Meeting will constitute a quorum at the Annual Meeting. Abstentions, withhold votes and broker non-votes are counted as shares present and entitled to vote for purposes of determining a quorum.

How do I vote?

If you are a stockholder of record, there are four ways to vote:

- **at the Annual Meeting, via the virtual meeting website** – any stockholder can attend the Annual Meeting by visiting www.virtualshareholdermeeting.com/LITE2023, where stockholders may vote and submit questions during the meeting. The Annual Meeting starts at 8:00 a.m. Pacific Time on Friday, November 17, 2023. Please have your 16-digit control number to join the Annual Meeting. Instructions on how to attend and participate via the Internet, including how to demonstrate proof of stock ownership, are posted at www.proxyvote.com;
- **by Internet** at http://www.proxyvote.com, 24 hours a day, seven days a week, until 11:59 p.m. Eastern Time on November 16, 2023 (have your proxy card in hand when you visit the website);
- **by toll-free telephone** at 1-800-690-6903 (have your proxy card in hand when you call); or
- **by completing and mailing your proxy card** (if you received printed proxy materials).

Proxy cards submitted by mail must be received by November 16, 2023 to be voted at the Annual Meeting. Please note that the Internet and telephone voting facilities will close at 11:59 p.m. Eastern Time on November 16, 2023. Submitting your proxy, whether via Internet, by telephone or by mail, will not affect your right to vote via the virtual meeting website should you decide to attend the Annual Meeting. If you are not the stockholder of record, please refer to the voting instructions provided by your nominee to direct your nominee on how to vote your shares. Your vote is important. Whether or not you plan to attend the Annual Meeting, we urge you to vote by proxy to ensure that your vote is counted including how to attend and vote at the Annual Meeting.

All proxies will be voted in accordance with the instructions specified on the proxy. If you sign a physical proxy card and return it without instructions as to how your shares should be voted on a particular proposal at the Annual Meeting, your shares will be voted in accordance with the recommendations of our board of directors stated in this proxy.

Can I change my vote?

Yes. If you are a stockholder of record, you can change your vote or revoke your proxy any time before the Annual Meeting by:

- entering a new vote by Internet or by telephone;
- returning a later-dated proxy card; or
- delivering to the Secretary of Lumentum Holdings Inc., by any means, a written notice stating that the proxy is revoked.

Additionally, you can change your vote or revoke your proxy by attending and voting at the Annual Meeting (although attendance at the Annual Meeting will not, by itself, revoke a proxy).

If you are a street name stockholder, your broker, bank or other nominee can provide you with instructions on how to change your vote.

How can I attend the Annual Meeting?

You are entitled to participate in the Annual Meeting if you were a holder of Lumentum shares as of the record date of September 18, 2023. You will be able to attend online and submit your questions during the meeting by visiting www.virtualshareholdermeeting.com/LITE2023. You also will be able to vote your shares electronically at the Annual Meeting. To participate, you will need the 16-digit control number included on your Notice of Internet Availability of Proxy Materials, on your proxy card or on the instructions that accompanied the proxy materials, or follow your broker's instructions.

Beginning 30 minutes prior to the start of and during the online Annual Meeting, we will have a support team ready to assist stockholders with any technical difficulties they may have accessing or hearing the audio webcast of the meeting. If you encounter technical difficulties accessing the audio webcast, please call our support team at 800-586-1548 (US) or 303-562-9288 (International).

What is the effect of giving a proxy?

Proxies are solicited by and on behalf of our board of directors. Alan Lowe, Wajid Ali, and Judy Hamel have been designated as proxies by our board of directors. When proxies are properly dated, executed and returned, the shares represented by such proxies will be voted at the Annual Meeting in accordance with the instructions of the stockholder. If no specific instructions are given, however, the shares will be voted in accordance with the recommendations of our board of directors as described above. If any matters not described in this Proxy Statement are properly presented at the Annual Meeting, the proxy holders will use their own judgment to determine how to vote the shares. If the Annual Meeting is adjourned, the proxy holders can vote the shares on the new Annual Meeting date as well, unless you have properly revoked your proxy instructions, as described above.

Why did I receive a Notice of Internet Availability of Proxy Materials instead of a full set of proxy materials?

In accordance with the rules of the SEC, we have elected to furnish our proxy materials, including this Proxy Statement and our Annual Report, primarily via the Internet. As a result, we are mailing to many of our stockholders a Notice of Internet Availability of Proxy Materials. All stockholders receiving the notice will have the ability to access the proxy materials over the Internet and request to receive a paper copy of the proxy materials by mail or e-mail. Instructions on how to access the proxy materials over the Internet or to request a paper or e-mail copy may be found in the Notice of Internet Availability of Proxy Materials. In addition, the notice contains instructions on how you may request access to proxy materials in printed form by mail or electronically on an ongoing basis.

How are proxies solicited for the Annual Meeting?

Our board of directors is soliciting proxies for use at the Annual Meeting. All expenses associated with this solicitation will be borne by us. We will reimburse brokers or other nominees for reasonable expenses that they incur in sending our proxy materials to you if a broker or other nominee holds shares of our common stock on your behalf. In addition to using the Internet, our directors, officers and employees may solicit proxies in person and by mailings, telephone, facsimile, or electronic transmission, for which they will not receive any additional compensation.

How may my brokerage firm or other intermediary vote my shares if I fail to provide timely directions?

Brokerage firms and other intermediaries holding shares of our common stock in street name for customers are generally required to vote such shares in the manner directed by their customers. In the absence of timely directions, your broker will have discretion to vote your shares on our sole "routine" matter: the proposal to ratify the appointment of Deloitte & Touche LLP. Your broker will not have discretion to vote on the election of directors, the approval of the non-binding, advisory vote on the compensation of our named executive officers, the approval of the non-binding, advisory vote on the frequency of future votes on the compensation of our named executive officers, or the approval of our Amended and Restated 2015 Equity Incentive Plan, each of which are "non-routine" matters, absent direction from you.

Where can I find the voting results of the Annual Meeting?

We will announce preliminary voting results at the Annual Meeting. We will also disclose voting results on a Current Report on Form 8-K that we will file with the SEC within four business days after the Annual Meeting. If final voting results are not available to us in time to file a Current Report on Form 8-K within four business days after the Annual Meeting, we will file a Current Report on Form 8-K to publish preliminary results and will provide the final results in an amendment to such Current Report on Form 8-K as soon as they become available.

I share an address with another stockholder, and we received only one paper copy of the proxy materials. How may I obtain an additional copy of the proxy materials?

We have adopted a procedure called "householding," which the SEC has approved. Under this procedure, we deliver a single copy of the Notice of Internet Availability of Proxy Materials and, if applicable, our proxy materials, to multiple stockholders who share the same address unless we have received contrary instructions from one or more of the stockholders. This procedure reduces our printing costs, mailing costs, and fees. Stockholders who participate in householding will continue to be able to access and receive separate proxy cards. Upon written or oral request, we will deliver promptly a separate copy of the Notice of Internet Availability of Proxy Materials and, if applicable, our proxy materials to any stockholder at a shared address to which we delivered a single copy of any of these materials. To receive a separate copy, or, if a stockholder is receiving multiple copies, to request that we only send a single copy of the Notice of Internet Availability of Proxy Materials and, if applicable, our proxy materials, such stockholder may contact our Investor Relations at 1(408) 546-5483 or by mail at the following address:

Lumentum Holdings Inc.
Attention: Investor Relations
1001 Ridder Park Dr.
San Jose, California 95131

Stockholders who beneficially own shares of our common stock held in street name may contact their brokerage firm, bank, broker-dealer or other similar organization to request information about householding.

What is the deadline to propose actions for consideration at next year's Annual Meeting of stockholders or to nominate individuals to serve as directors?

Stockholder Proposals

Stockholders may present proper proposals for inclusion in our Proxy Statement and for consideration at the next Annual Meeting of stockholders by submitting their proposals in writing to our Secretary in a timely manner. For a stockholder proposal to be considered for inclusion in our proxy statement for our 2024 Annual Meeting of stockholders, our Secretary must receive the written proposal at our principal executive offices no later than May 25, 2024. In addition, stockholder proposals must comply with the requirements of Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Stockholder proposals should be addressed to:

Lumentum Holdings Inc.
Attention: Secretary
1001 Ridder Park Dr.
San Jose, California 95131

Our amended and restated bylaws also establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders but do not intend for the proposal to be included in our proxy statement. Our amended and restated bylaws provide that the only business that may be conducted at an annual meeting is business that is (i) specified in our proxy materials with respect to such meeting, (ii) otherwise properly brought before the annual meeting by or at the direction of our board of directors, or (iii) properly brought before the annual meeting by a stockholder of record entitled to vote at the annual meeting who has delivered timely written notice to our Secretary, which notice must contain the information specified in our amended and restated bylaws. To be timely for our 2024 Annual Meeting of stockholders, our Secretary must receive the written notice at our principal executive offices:

- not earlier than August 19, 2024; and
- not later than the close of business on September 18, 2024.

In the event that we hold our 2024 Annual Meeting of stockholders more than 30 days before or more than 60 days after (other than as a result of adjournment) the one-year anniversary of the 2023 Annual Meeting, then notice of a stockholder proposal that is not intended to be included in our proxy statement must be received no later than the close of business on the later of the following two dates:

- the 90th day prior to such annual meeting; or
- the 10th day following the day on which public announcement of the date of such annual meeting is first made.

If a stockholder who has notified us of his, her or its intention to present a proposal at an annual meeting does not appear to present his, her or its proposal at such annual meeting, we are not required to present the proposal for a vote at such annual meeting.

Recommendation and Nomination of Director Candidates

You may propose director candidates for consideration by our Governance Committee. Any such recommendations should include the candidate's name and qualifications for membership on our board of directors and should be directed to our Secretary at the address set forth above. For additional information regarding stockholder recommendations for director candidates, see "Corporate Governance—Governance Committee."

In addition, our amended and restated bylaws permit stockholders to nominate directors for election at an annual meeting of stockholders. To nominate a director, the stockholder must provide the information required by our amended and restated bylaws. In addition, the stockholder must give timely notice to our Secretary in accordance with our amended and restated bylaws, which, in general, require that the notice be received by our Secretary within the time period described above under "Stockholder Proposals" for stockholder proposals that are not intended to be included in a proxy statement. In addition, to comply with Rule 14a-19 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), stockholders must provide notice of the intent to solicit proxies in support of director nominees (other than our nominees) for the 2024 Annual Meeting of stockholders by notifying our Secretary no later than the dates set forth above with respect to nominations. Please note that the notice requirement under Rule 14a-19 is in addition to the applicable notice requirements under our amended and restated bylaws.

Availability of Bylaws

A copy of our amended and restated bylaws may be obtained by accessing our public filings on the SEC's website at www.sec.gov. You may also contact our Secretary at our principal executive offices for a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.

CORPORATE GOVERNANCE

Our business affairs are managed under the direction of our board of directors. As of September 18, 2023, our board of directors consisted of nine (9) members, eight of whom qualified as "independent" under the Nasdaq listing standards.

Director Independence

Our board of directors has determined that the following directors are independent under the Nasdaq listing standards: Harold L. Covert, Pamela F. Fletcher, Penelope A. Herscher, Isaac H. Harris, Julia S. Johnson, Brian J. Lillie, Ian S. Small and Janet S. Wong.

Board Leadership Structure

Our board of directors has determined that it is in the best interests of the Company to maintain the board chair and chief executive officer positions separately. Ms. Herscher, an outside, independent director, serves as our board chair. The board believes that having an outside, independent director serve as chair is the most appropriate leadership structure, as this enhances its independent oversight of management and the Company's strategic planning, reinforces the board of directors' ability to exercise its independent judgment to represent stockholder interests, and strengthens the objectivity and integrity of the board. Moreover, we believe an independent chair can more effectively lead the board in objectively evaluating the performance of management, including the chief executive officer, and guide it through appropriate board governance processes.

Ms. Herscher assists in developing the agenda for the board meetings, is the primary liaison between the Board and management, chairs meetings of the Board and executive sessions and assists with stockholder communications as requested. Ms. Herscher's strong leadership skills, independent thinking and professional experience assist the Board in providing effective oversight of management, Company strategy and board effectiveness.

Board Committees and Meetings

During fiscal 2023, the board of directors held 12 meetings. The board of directors has three committees: an Audit Committee, a Compensation Committee, and a Governance Committee. The members of the committees during fiscal 2023 are identified below.

Each director attended at least 80% of the aggregate of all meetings of the board of directors and any committees on which he or she served during fiscal 2023 after becoming a member of the board of directors or after being appointed to a particular committee. The Company encourages, but does not require, the members of its board of directors to attend the Annual Meeting. All members of our board of directors who were directors at the time attended our 2022 Annual Meeting.

Audit Committee

MEMBERS: Harold L. Covert (Chair) Julia S. Johnson Janet S. Wong Pamela F. Fletcher **MEETINGS:** 8	The Audit Committee is responsible for the appointment, qualification and oversight of the independent auditor, including the determination of the auditor's independence, as well as for assisting the full board of directors in fulfilling its oversight responsibilities relative to: • the Company's financial statements; • financial reporting practices; • systems of internal accounting and financial control; • internal audit function; • annual independent audits of the Company's financial statements; and • such legal and ethics programs as may be established from time to time by management and the board of directors.

The board has determined that all members of the Audit Committee are "independent" as defined in the applicable rules and regulations of the SEC and the Nasdaq listing rules. The board of directors has further determined that Harold L. Covert and Janet S. Wong are each an "audit committee financial expert" as defined by Item 407(d)(5) of Regulation S-K of the Exchange Act. A copy of the Audit Committee charter can be viewed at the Company's website at *www.lumentum.com*.

Compensation Committee

MEMBERS:	The Compensation Committee is responsible for:
Ian S. Small (Chair)* Brian J. Lillie Isaac H. Harris *Mr. Small replaced Mr. Lillie as Chair as of July 2, 2023 **MEETINGS:** 8	• assisting the board in discharging its responsibilities for executive compensation; • ensuring that the Company adopts and maintains responsible and competitive compensation programs for its employees, officers and directors consistent with the long-range interests of stockholders; • the administration of the Company's employee stock purchase plan and equity incentive plans; • reviewing the Compensation Discussion and Analysis section contained in our Proxy Statement and preparing the Compensation Committee Report for inclusion in our Proxy Statement; and • reviewing and considering the results of any advisory stockholder votes on executive compensation.

The Compensation Committee has the authority to engage the services of outside advisors, experts, and others to provide assistance as needed. During fiscal 2023, the Compensation Committee engaged Semler Brossy to assist the Compensation Committee with its analysis and review of the compensation of our executive officers, including a risk analysis of our compensation programs. Semler Brossy provides advice relating to our compensation peer group selection as well as support and specific analysis with regard to compensation data and formulation of recommendations for executive compensation. Semler Brossy reports directly to our Compensation Committee, and the Compensation Committee has determined that Semler Brossy is independent from management and that the work of Semler Brossy has not raised any conflicts of interest. Semler Brossy attends most Compensation Committee meetings, works directly with the Compensation Committee Chair and Compensation Committee members, and sends all invoices, including descriptions of services rendered, to the Compensation Committee Chair for review and payment approval. All work performed for the Company by Semler Brossy in fiscal 2023 was in support of the Compensation Committee and authorized by the Compensation Committee.

The board has determined that all members of the Compensation Committee are "independent" as that term is defined in the applicable rules and regulations of the SEC and the Nasdaq listing rules. Each member of the Compensation Committee is a non-employee director under Rule 16b-3 promulgated under the Exchange Act. A copy of the Compensation Committee charter can be viewed at the Company's website at www.lumentum.com. Additional information on the Compensation Committee's processes and procedures for consideration of executive compensation are addressed in the section entitled "Compensation Discussion and Analysis – Compensation Decision Processes."

Governance Committee

MEMBERS:	
Julia S. Johnson (Chair)* Penelope A. Herscher Janet S. Wong** *Ms. Johnson replaced Ms. Herscher as Chair as of July 2, 2023 **Ms. Wong joined the Governance Committee as of July 2, 2023, and replaced Mr. Lillie. **MEETINGS:** 4	The Governance Committee: • serves as our nominating committee; • oversees our corporate governance practices; and • oversees annual board of directors, committee, and individual director evaluations.

The Board has determined that all members of the Governance Committee are "independent" as that term is defined in the applicable Nasdaq listing rules. A copy of the charter can be viewed at the Company's website at www.lumentum.com.

Considerations in Evaluating Director Nominees

In identifying and reviewing potential candidates for the board of directors, the Governance Committee considers the individual's experience in the Company's industry, the general business or other experience of the candidate, the needs of the Company for an additional or replacement director, the personality of the candidate, diversity, the candidate's interest in the business of the Company, as well as numerous other subjective criteria. Of greatest importance is the individual's integrity, willingness to be involved and ability to bring to the Company experience and knowledge in areas that are most beneficial to the Company. It is the Governance Committee's goal to nominate candidates with diverse backgrounds and capabilities, to reflect the diverse nature of the Company's stakeholders (security holders, employees, customers and suppliers), while emphasizing core excellence in areas pertinent to the Company's long-term business and strategic objectives. The Governance Committee intends to continue to evaluate candidates for election to the board of directors on the basis of the foregoing criteria. While we do not have a formal written policy regarding consideration of diversity in identifying candidates, as discussed above, diversity is one of the numerous criteria that the Governance Committee considers when reviewing potential candidates. A detailed description of the criteria used by the Governance Committee in evaluating potential candidates may be found in the charter of the Governance Committee.

From time to time the Governance Committee has engaged a third-party search firm to assist in identifying and reviewing candidates for membership on our board of directors.

Stockholder Recommendations and Nominations to the Board of Directors

As provided in the charter of the Governance Committee, Stockholders may recommend candidates to the Governance Committee for potential nomination. The Governance Committee will consider and make recommendations to the board of directors regarding any stockholder recommendations for candidates to serve on the board of directors. Stockholders wishing to recommend candidates for consideration by the Governance Committee may do so by writing to the Company's Corporate Secretary at Lumentum Holdings Inc., 1001 Ridder Park Drive, San Jose, California 95131. Such writing must provide the candidate's name, biographical data and qualifications, a document indicating the candidate's willingness to act if elected, and evidence of the recommending stockholder's ownership of Company stock not less than 90 days prior to the first anniversary of the date of the preceding year's annual meeting to assure time for meaningful consideration by the Governance Committee. There are no differences in the manner in which the Governance Committee evaluates candidates for director based on whether the candidate is recommended by a stockholder. In addition, pursuant to our amended and restated bylaws, stockholders may nominate candidates for the board. Our amended and restated bylaws specify in greater detail the requirements as to the timing, form and content of the stockholder's notice of nomination. Such nominations must be delivered to or mailed and received at the principal executive offices of the Company not less than 60 days nor more than 90 days prior to the first anniversary of the date of the preceding year's annual meeting as first specified in the notice for such meeting. The nominating stockholder must also provide the information specified in our amended and restated bylaws. We recommend that any stockholder wishing to nominate a director review a copy of our amended and restated bylaws, which may be obtained by accessing our public filings on the SEC's website at www.sec.gov.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee is or has been an officer or employee of our Company or has had any relationship requiring disclosure under Item 404 of Regulation S-K during the last fiscal year. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our board of directors or Compensation Committee.

Communications with the Board of Directors

Interested parties wishing to communicate with our board of directors or with an individual member or members of our board of directors may do so by writing to our board of directors or to the particular member or members of our board of directors, and mailing the correspondence to our General Counsel at Lumentum Holdings Inc., 1001 Ridder Park Drive, San Jose, California 95131. Each communication should set forth (i) the name and address of the stockholder as it appears on our books, and if the shares of our common stock are held by a nominee, the name and address of the beneficial owner of such shares, and (ii) the number of shares of our common stock that are owned of record by the record holder and beneficially by the beneficial owner.

Our General Counsel, in consultation with appropriate members of our board of directors as necessary, will review all incoming communications and, if appropriate, all such communications will be forwarded to the appropriate member or members of our board of directors, or if none is specified, to the Chair of our board of directors.

Corporate Governance Guidelines and Code of Business Conduct

Our board of directors has adopted Corporate Governance Guidelines that address items such as the qualifications and responsibilities of our directors and director candidates and corporate governance policies and standards applicable to us in general. In addition, our board of directors has adopted a Code of Business Conduct that applies to all of our employees, officers and directors, including our chief executive officer, chief financial officer, and other executive and senior financial officers. The full text of our Corporate Governance Guidelines and our Code of Business Conduct is posted on the Investors page under the Corporate Governance portion of our website at *www.lumentum.com*. We will post amendments to our Code of Business Conduct and waivers of our Code of Business Conduct for directors and executive officers on the same website.

Risk Management

Risk is inherent with every business, and we face a number of risks, including strategic, financial, business and operational, legal and compliance, and reputational. We have designed and implemented processes to manage risk in our operations. Management is responsible for the day-to-day management of risks the Company faces, while our board of directors, as a whole and assisted by its committees, has responsibility for the oversight of risk management. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are appropriate and functioning as designed.

Our board of directors believes that open communication between management and our board of directors is essential for effective risk management and oversight. Our board of directors meets with our chief executive officer and other members of the senior management team at quarterly meetings of our board of directors, where, among other topics, they discuss strategy and risks facing the Company, as well as such other items as they deem appropriate. We periodically assess the material risks of the Company to ensure that changes in the risk environment and related risk management is proactive. As part of this approach, our board of directors also assesses both the materiality of a risk and its immediacy in making strategic decisions and helping management prioritize resources.

While our board of directors is ultimately responsible for risk oversight, our board committees assist our board of directors in fulfilling its oversight responsibilities in certain areas of risk. Our Audit Committee assists our board of directors in fulfilling its oversight responsibilities with respect to risk management in the areas of internal control over financial reporting and disclosure controls and procedures, and legal and regulatory compliance, and discusses with management and the independent auditor guidelines and policies with respect to risk assessment and risk management. Our Audit Committee also reviews our major financial risk exposures and the steps management has taken to monitor and control these exposures. Our Audit Committee also monitors certain key risks on a regular basis throughout the fiscal year, such as regulatory risk, liquidity risk and cybersecurity risk. Our Governance Committee assists our board of directors in fulfilling its oversight responsibilities with respect to the management of risk associated with board organization, membership and structure, and corporate governance, as well as oversight of our corporate social responsibility efforts. Our Compensation Committee assesses risks created by the incentives inherent in our compensation policies. Finally, our board of directors reviews strategic and operational risk in the context of reports from the management team, receives reports on all significant committee activities at each regular meeting, and evaluates the risks inherent in significant transactions.

Our board of directors and its committees engage outside advisors and experts from time to time to assist in understanding threats, trends, and our risk environment in general. Our board of directors believes its current leadership structure supports the risk oversight function of the board.

Compensation Program Risk Assessment

Consistent with SEC disclosure requirements, in fiscal 2023, a team composed of senior members of our human resources, finance and legal departments and our compensation consultant, Semler Brossy, inventoried and reviewed elements of our compensation policies and practices. This team then reviewed these policies and practices with our management team in an effort to assess whether any of our policies or practices create risks that are reasonably likely to have a material adverse effect on the Company. This assessment included a review of the primary design features of our compensation policies and practices, the process for determining executive and employee compensation and consideration of features of our compensation program that help to mitigate risk. Management reviewed and discussed the results of this assessment with the Compensation Committee, which consulted with Semler Brossy. Based on this review, we believe that our compensation policies and practices, individually and in the aggregate, do not create risks that are reasonably likely to have a material adverse effect on the Company.

Sustainability

Lumentum's Sustainability Council develops our sustainability strategy and drives performance. Led by the Sustainability Council Chair (currently our Director of Product Compliance and Corporate Social Responsibility) and the Executive Sponsor (currently our SVP Global Operations), the team is composed of representatives from a majority of our business departments. Sustainability Council activities are reported quarterly to the CEO and board of directors. The Governance Committee is responsible for oversight of policies and programs that support our sustainability strategy. The Sustainability Liaison, member of the board of directors, works closely with the Sustainability Council to guide efforts and provide a continuous feedback loop between recommendations of the board of directors and implementation by the Sustainability Council.

We have renamed our corporate social responsibility program to sustainability this year. We feel the term Sustainability more closely aligns with the evolution of our program, terminology used in standards and emerging legislation, and better captures the full scope of our efforts. Our sustainability vision remains the same.

We aim to illuminate the path forward to a more sustainable future. We recognize that our actions affect the people and communities where we live and work. We take our responsibility to the global community seriously, and to live up to that responsibility, we have built our sustainability program upon three pillars:

Planet: Lighter Impact

- Lighten our environmental footprint by reducing our energy consumption, greenhouse gas (GHG) emissions, water consumption, and waste generation.
- Commit to the procurement or generation of renewable energy at all sites.

People: Positive Impact

- Invest in career and professional development for all employees.
- Operate to the highest social, ethical, and safety standards within our facilities and propagating that model across our value chain.
- Create a diverse and inclusive culture that values differences.
- Contribute to the communities in which we live and operate.

Innovation: Breakthrough Impact

- Push the boundaries to design products and processes that deliver value and delight our customers.
- Continuously improve our products and processes to create the safest and most efficient products with the highest standards.

Our annual Corporate Sustainability Report covering fiscal year activities aligned to these pillars can be viewed at the Company's website at *www.lumentum.com*.

Impact on Climate

As global citizens, we are impacted by climate change and are committed to addressing climate risks posed to our business. Since 2017, we annually complete the CDP Climate Change Questionnaire, which aligns to the Task Force for Climate-related Financial Disclosures ("TCFD") recommendations, to disclose our efforts. In fiscal 2023, we received a B rating for our 2022 CDP Climate Change disclosure for the first time. The B score indicates that Lumentum has addressed its environmental impacts and ensures good environmental management. The score is above average for the North American region and the electrical and electronic equipment sector, reflecting progress in our approach and dedication to transparency.

We are proud of our commitment to achieve net-zero GHG emissions (Scope 1 and 2) by 2030. To further this effort, in fiscal 2023, we sourced 61% renewable electricity for our global operations. Our Scope 1 and Scope 2 emissions decreased by 25% compared to fiscal 2022, even with the growth of our company through acquisitions during the fiscal year. We started solar panel installations at our San Jose, California corporate headquarters and our largest manufacturing facility in Navanakorn, Thailand, with an estimated completion date in the first half of fiscal 2024. We reduced our GHG intensity and are on track to meet our goal of 25% GHG intensity reduction by the end of fiscal 2024 from a fiscal 2021 baseline. Last year we committed to setting a science-based emissions reduction target, in line with the Science Based Targets initiative ("SBTi"). This year, we focused on quantifying our emissions to form a comprehensive baseline, adding several Scope 3 categories to our inventory. This information will allow us to align our GHG and energy reduction goals with validated SBTi targets in 2024.

As part of our commitment to a sustainable future, our goals regarding climate change include:

- Net-zero GHG emissions from our global operations (Scope 1 and 2) by 2030
  - In fiscal 2023, our Scope 1 and 2 GHG emissions decreased by 25% (13,586 MT CO2e), compared to fiscal 2022;
- Reduce GHG emissions intensity by 25% by fiscal 2024 from a fiscal 2021 baseline
  - In fiscal 2023, our Scope 1–3 GHG emissions intensity decreased by 21% compared to fiscal 2021;

- Reduce our GHG emissions from air travel by 20% annually*
    - In fiscal 2023, our air travel emissions increased from fiscal 2022, but decreased by 45% compared to fiscal 2020.

*Air travel has represented less than 1% of our emissions during fiscal 2023. We are retiring this target in favor of new targets that will be validated by SBTi in fiscal 2024.

Human Rights

Lumentum is committed to upholding the human rights of all workers and to treat each person with dignity and respect. Lumentum enforces several policies to protect the rights of its workers. We acknowledge our primary human rights risk exists in our supply chain and we expect all suppliers to apply the same level of protection to workers' rights. as we do. We prohibit the use or support of any form of child labor, forced labor or human trafficking at Lumentum and at our suppliers. This requirement is embedded in our Corporate Social Responsibility Policy, Code of Business Conduct, Supplier Code of Conduct and through our membership in the Responsible Business Alliance. In addition, we ensure there is transparency in our own business and in our approach to tackling modern slavery throughout our supply chain, consistent with obligations under the UK Modern Slavery Act and the California Transparency in Supply Chains Act.

Lumentum understands the risks of forced labor. We have implemented practices to ensure forced labor does not exist in our operations nor in our supply chain. Lumentum pays all fees associated with recruitment and ongoing employment, and prohibits suppliers, including subcontractors and recruitment agencies, from charging workers any fees or deposits for employment. This applies to all types of workers, including migrant, temporary or subcontracted. All Lumentum sites require official government identity documents to verify age and right to work. Identity documents are used for verification purposes only and retained by the employee. Employment is at-will, and each employee is provided an employment agreement with clearly defined terms and conditions. Suppliers are expected to follow these same requirements.

Lumentum does not tolerate harassment, intimidation, or discrimination of any kind, which is clearly stated in our Code of Business Conduct and Supplier Code of Conduct. As an equal opportunity employer, Lumentum is committed to providing a workplace free of harassment, discrimination, and retaliation, as well as disrespectful, abusive, or unprofessional conduct.

Talent Management

The performance of Lumentum relies upon the strength of our team. Consequently, our ability to recruit and retain the services of executive, engineering, sales and marketing, and support personnel is of critical importance. Highly qualified individuals – in particular, engineers in specialized technical areas and salespeople specializing in the service provider, enterprise, and commercial laser markets are in high demand, and competition for such individuals is intense. Therefore, we understand the importance of creating an attractive work environment for our employees and managing our brand in the job market.

Within Lumentum, the strategic emphasis on leadership development programs takes center stage as a catalyst for nurturing internal talent and cultivating a robust pipeline of future leaders. In fiscal 2023, Lumentum embarked on a journey by implementing five distinct leadership development programs which were designed to equip our internal workforce with the skillsets, knowledge, and experiential insights needed to confidently embrace new leadership roles or navigate expanding roles within our organization. By investing strategically in leadership development, Lumentum ensures a seamless flow of adept individuals who are primed to shoulder greater responsibilities, effectively fueling our growth and pioneering innovative solutions.

Our suite of leadership programs underscores our dedication to internal talent growth, starting with the Aspire program designed for employees displaying high potential, followed by the Emerging Leader program for individuals transitioning to leadership roles. The Influential Leader program is for mid-level managers aspiring to senior positions, and the Women in Leadership initiative helps amplify diversity within our leadership team. These initiatives exemplify our commitment to diversity, inclusion, and belonging. Completion is marked by certificates from Duke University, signifying advanced leadership proficiencies.

The Innovation Leadership program, our newest addition, emphasizes cultivating creativity and innovation among non-technical leaders through design thinking principles.

Effective leadership development relies on identifying and cultivating high-potential employees for pivotal roles in our future. Recognizing succession planning's importance, we ensure the seamless transfer of institutional knowledge and smooth transitions when leaders seek new horizons or retire. By nurturing our internal talent pool for leadership roles, we preempt disruptions and reinforce our growth trajectory.

Several strategic initiatives align to fortify our workforce progression.

- Our annual talent review process identifies individuals vital to our operations and future growth.
- Embedded within our strategy is mentorship, 360-degree feedback, personalized coaching, and personality assessments for improved communication.

- Our robust e-learning platform empowers employees with diverse learning opportunities.

At Lumentum, leadership development programs align with company goals for growth and talent retention. Our commitment to employee development fosters loyalty and engagement, resulting in reduced turnover rates. This fortifies Lumentum's capacity for resilience, positioning us to attain significant growth milestones while safeguarding our internal talent.

Diversity, Inclusion and Belonging

At Lumentum, we recognize and appreciate the importance of creating an environment in which all employees feel included and empowered to do their best work and bring great ideas to the table. Individual social, economic, and cultural identities shape and influence experiences and perspectives. Our employees' ability to work to their potential is enhanced by ensuring diversity in our workforce.

Our diversity, inclusion, and belonging ("DIB") program is led by our DIB Council, co-chaired by our Chief Executive Officer and our Executive Vice President, Chief Human Resources and Diversity Officer. We set annual goals to increase the representation of traditionally underrepresented groups in our organization. These DIB goals are taken into consideration in performance evaluations, including for executives and management. See our fiscal 2023 DIB goals below:

FY23 DIB Goal
Increase the percentage of women in senior leadership positions
Increase the percentage of early career hires
Increase the percentage of underrepresented groups (U.S. only)
Increase the percentage of underrepresented groups at the Director and Senior Director levels (U.S. only)
Increase the percentage of underrepresented groups at the Vice President and above levels (U.S. only)
Less than a 2% gender pay gap, globally
Less than a 2% pay gap for underrepresented groups (U.S. only)

At Lumentum, we remain committed to our pledge as a member of the Silicon Valley Leadership Group and as a participant and supporter of the CEO Action for Diversity and Inclusion pledge. In support of our commitment to a more inclusive workplace, our Commercial Lasers Business Unit maintains its endowed scholarship program for underrepresented students, in partnership with the College of Optics and Photonics at the University of Central Florida. We continue to enjoy our university relations program and partnerships to engage with the National Society of Black Engineers, the Society of Women Engineers, and the Society of Hispanic Professional Engineers.

We are committed to developing leaders who are inclusive and dedicated to the success of their employees. Our Inclusive Leadership journey is designed to provide leaders at all levels with information and skills around treating their team members equitably as well as providing the resources and support employees need to achieve their full potential. This program teaches Situational Leadership concepts to increase agility and foster collaboration within a diverse workforce, drive innovation through cognitive diversity, and build an inclusive team culture that embraces the shift in how, when, and where we work.

ELECTION OF DIRECTORS

Nine (9) directors have been nominated by our board of directors for election at the Annual Meeting, each to serve a one-year term until the 2024 Annual Meeting of Stockholders and until their successors are elected and qualified. All of the nominees are currently members of the board of directors. Ms. Fletcher is standing for election by stockholders for the first time and was recommended for nomination by the Governance Committee and board of directors. All of the director nominees are independent under the Nasdaq listing rules except for Mr. Lowe.

Each director nominee has consented to being named in this proxy statement and we have no reason to believe that the nominees named below will be unable or unwilling to serve as a director if elected.

Director Nominees

The Governance Committee selects nominees from a broad base of potential candidates and seeks qualified candidates with diverse backgrounds and experience who possess the highest ethical and professional character and will exercise sound business judgment. The Governance Committee seeks people who are accomplished in their respective fields and have superior credentials. A candidate must have an employment and professional record which demonstrates, in the Governance Committee's judgement, that the candidate has sufficient and relevant experience and background, taking into account positions held, and industries, markets and geographical locations served.

Our Governance Committee and our board of directors have evaluated each of the director nominees. Based on this evaluation, the Governance Committee and the board of directors have concluded that it is in the best interest of Lumentum and its stockholders for each of the proposed director nominees listed below to continue to serve as a director of Lumentum. The nominee's individual biographies below contain information about their experience, qualifications and skills that led our board of directors to nominate them.

Harold L. Covert, 76

DIRECTOR SINCE: August 2015

COMMITTEE MEMBERSHIP:	QUALIFICATIONS
Audit (Chair)	• Significant experience and service in leadership roles in finance and accounting
	• In-depth financial knowledge obtained through service as chief financial officer of several publicly traded technology companies
	• Valuable insight and experience from serving on the board of public companies

EXPERIENCE:

Mr. Covert served as the chief financial officer of Imagine Communications, an enterprise software company, from August 2019 to July 2022. Mr. Covert was previously the chief financial officer of Harmonic Inc., a provider of video delivery infrastructure solutions, from October 2015 to June 2017. From 2014 to 2015, Mr. Covert was an independent business consultant, and from 2011 to 2014, he served as executive vice president and chief financial officer of Lumos Networks Corporation, a fiber-based service provider. From 2010 to 2011, Mr. Covert was an independent business consultant. From 2007 to 2010, Mr. Covert was president, chief financial officer, and chief operating officer of Silicon Image, Inc., a provider of semiconductors for storage, distribution and presentation of high-definition content. Mr. Covert holds a Bachelor of Science degree in Business Administration from Lake Erie College and a Master's of Business Administration degree from Cleveland State University and is also a Certified Public Accountant and Chartered Global Management Accountant.

Pamela F. Fletcher, 57

DIRECTOR SINCE: February 2023

COMMITTEE MEMBERSHIP:	QUALIFICATIONS
Audit	• Significant experience innovating and creating high-growth businesses and revenue streams • Extensive experience in the automotive and transportation industries • Strong leadership and business experience in driving market expansion

EXPERIENCE:

Ms. Fletcher is an experienced transportation and sustainability executive with over three decades of experience across the automotive and transportation industries. Ms. Fletcher most recently served as Senior Vice President, Chief Sustainability Officer and Corporate Innovation at Delta Air Lines, Inc. from February 2022 to August 2023, where she led Delta's Sustainability and Innovation organizations in service of the company's net-zero future. Prior to Delta Air Lines, Ms. Fletcher enjoyed a fifteen-year career at General Motors Company, where she held senior leadership positions such as Vice President of Global Innovation from October 2018 to February 2022 and Vice President of Electric Vehicles from October 2017 to September 2018. Ms. Fletcher is a well-known innovator in the transportation sector, having been named in Motor Trend's 2018 and 2019 "Power List;" on Automotive News's 2020 list of "100 Leading Women in the North American Auto Industry;" and on Crain's 2021 list of "100 Most Influential Women." In addition to the Lumentum Board, she serves on the Board of Advisors for the College of Engineering at the University of North Carolina Charlotte. Ms. Fletcher holds a Bachelor of Engineering degree from Kettering University and a Master of Engineering degree from Wayne State University. She has also completed Executive Education programs at Northwestern University's Kellogg School of Management, Harvard Business School, and Stanford University's Graduate School of Business.

Isaac H. Harris, 57

DIRECTOR SINCE: June 2021

COMMITTEE MEMBERSHIP:	QUALIFICATIONS
Compensation	• Strong leadership and business experience in supply chain and operations • Significant business experience internationally • Extensive experience implementing DIB initiatives

EXPERIENCE:

Mr. Harris is a senior operating executive with over 30 years of experience in the technology industry. He is currently Advisor to the CEO at ZT Systems, a leading provider of innovative compute and storage solutions for hyperscale data centers, a position he has held since January 2023. He previously served as Corporate Vice President of Global Supply Chain Operations at ZT Systems from April 2020 to January 2023. Mr. Harris also currently serves as a board director for Trajectory Foundation, a non-profit organization he joined in April 2022. Trajectory Foundation helps Black students attend Historically Black Colleges and Universities through scholarship awards. From October 2011 to March 2020, he held several senior leadership positions at Cisco Systems, a provider of technologies that power the internet, most recently as Vice President, Supply Chain Operations. Previously, Mr. Harris held several senior leadership roles at HP Inc., a provider of technology hardware, including as Vice President, Supply Chain for Notebook Global Business Unit. As a passionate advocate for diversity, inclusion, and equality in the workplace, Mr. Harris has made a career of creating opportunities and making positive change. He is an active member of the Executive Leadership Council and has previously served on Howard University's Business School Advisory Board. Additionally, he was recognized by Savoy Magazine as one of the Most Influential Black Executives in Corporate America in 2020. Mr. Harris holds a Master of Business Administration degree from the University of Chicago Booth School of Business, a Master of Business Administration degree from the Katholieke Universiteit Leuven (Belgium) School of Applied Economic Sciences, and a Bachelor of Business Administration degree in Finance from Loyola University Chicago.

Penelope A. Herscher, 63

DIRECTOR SINCE: August 2015

BOARD CHAIR COMMITTEE MEMBERSHIP:	QUALIFICATIONS
Governance* *Ms. Herscher served as Governance Committee Chair during fiscal 2023 through July 1, 2023.	• Experience as chief executive officer of several technology companies • Extensive marketing and technical background • Valuable insight and experience from serving on the board and committees of public companies

EXPERIENCE:

Ms. Herscher is a seasoned technology public company board director, executive, and entrepreneur, with more than 15 years of experience as a high-tech CEO in Silicon Valley and more than 15 years of experience serving on public company boards of directors. She also currently serves as a member of the board of directors of Faurecia SE, an automotive parts manufacturer, publicly traded in France, and SMART Global Holdings, a technology solutions company. She also serves on the board of Delphix Corp., a data analytics company, and Modern Health, a health benefits company, both private companies. Ms. Herscher previously served as a member of the board of directors of Embark Technologies, a transportation technology company, from 2022 to 2023, Verint Systems Inc., a software analytics company, from 2017 to 2021, PROS Holdings Inc., a SaaS company, from 2018 to 2021, and Rambus, Inc. from 2006 to 2018 and Viavi from 2008 until Lumentum's separation from Viavi in 2015. From 2004 to 2015, Ms. Herscher held the position of president and chief executive officer at FirstRain, an enterprise software company, and from 2002 to 2003, she held the position of executive vice president and chief marketing officer of Cadence Design Systems, Inc. an electronic design automation software company. From 1996 to 2002, Ms. Herscher was president and chief executive officer of Simplex Solutions, taking the company public in 2001, prior to its acquisition by Cadence in 2002. Ms. Herscher holds a BA Hons, MA in Mathematics from Cambridge University in England.

Julia S. Johnson, 57

DIRECTOR SINCE: November 2017

COMMITTEE MEMBERSHIP:	QUALIFICATIONS
Audit; Governance (Chair)* *Ms. Johnson began serving as Governance Committee Chair as of July 2, 2023.	• Strong leadership and business experience in operations, product development and technology • Significant international experience in consumer products for the technology industry • Strong technical background • Selected as one of "Crain's 2020 Notable Women of STEM"

EXPERIENCE:

With 30 years of product management, product development, operations, and technology experience, Ms. Johnson is currently the senior vice president and general manager for Mobile Computing at Zebra Technologies, a global leader in enterprise-level data capture and automatic identification solutions providing businesses with operational visibility, a position she has held since April 2023. Before moving into her current role, Ms. Johnson was the vice president and general manager of Mobile Computing from January 2022 to April 2023 and previously the vice president of Product Management, Portfolio & Strategy, Mobile Computing Business from August 2019 to January 2022 at Zebra Technologies. Previously, Ms. Johnson served as senior vice president of product management and marketing at Verifone, a global provider of technology that enables electronic payment transactions, a position she held from March 2017 to October 2018. Prior to Verifone, Ms. Johnson was corporate vice president of product management at Lenovo, a Chinese multinational technology company selling personal computers, tablet computers, smartphones, and other hardware, from 2014 to 2016. Before Lenovo, Ms. Johnson was corporate vice president of product management at Google from 2012 to 2014, and prior to Google was vice president of product management at Motorola, a global telecommunications company. She served on the board of Superconductor Technologies, Inc., a developer of superconducting materials and manufacturing processes from October 2018 until September 2021. Ms. Johnson earned an M.S. in Business Management at M.I.T.'s Sloan School, an M.S. in Materials Science and Engineering from M.I.T., and an A.B. in Math/Physics from Albion College.

Brian J. Lillie, 59

DIRECTOR SINCE: August 2015

COMMITTEE MEMBERSHIP:	QUALIFICATIONS
Compensation* *Mr. Lillie served as Compensation Committee Chair in fiscal 2023 through July 1, 2023.	• Extensive executive-level experience in the technology industry and specifically in the data center markets • Strong technical background

EXPERIENCE:

Mr. Lillie is a technology industry veteran with 30 years of executive and board experience in high-growth companies. He is currently President of the Private Cloud Business Unit at Rackspace Technology, a leading, end-to-end multi-cloud technology services company, a position he has held since January 2023. Prior to Rackspace, he served as Chief Product and Technology Officer at Zayo Group Holdings, Inc., a provider of communication infrastructure services, a position he held from April 2021 until May 2022, and was an Executive in Residence from November 2020 until April 2021. Before Zayo, Mr. Lillie served as the chief product officer for Equinix, Inc., a global provider of data center and internet exchange services, from October 2017 to April 2019, driving the products and services strategy and development of next-generation products for the company. Prior to that, from August 2016 to October 2017, Mr. Lillie served as chief customer officer and executive vice president of global technology services, responsible for the vision and execution for customer experience globally at Equinix, while also responsible for all technology and engineering services for the company. He also served as global chief information officer for Equinix from August 2008 to August 2016. Previous to Equinix, Mr. Lillie held several executive-level roles at Verisign, a provider of intelligent infrastructure services, including vice president of global sales operations and vice president of information systems. Mr. Lillie previously served as a member of the board of directors of Talend, S.A., from May 2018 until February 2021. Mr. Lillie holds a Master of Science degree in Management from Stanford University's Graduate School of Business, a Master of Science degree in Telecommunications Management from Golden Gate University, and a Bachelor of Science degree in Mathematics from Montana State University.

Alan S. Lowe, 61

DIRECTOR SINCE: August 2015

COMMITTEE MEMBERSHIP:	QUALIFICATIONS
None	• Broad and deep experience with Lumentum and its businesses • Extensive business, management, and leadership skills from his roles at Viavi, Asyst Technologies and Read-Rite

EXPERIENCE:

Mr. Lowe has served as Lumentum's president and chief executive officer since July 2015. Prior to Lumentum's separation from Viavi in 2015, Mr. Lowe was employed by Viavi. Mr. Lowe joined Viavi in September 2007 as senior vice president of the Lasers business and became executive vice president and president of Viavi's communications and commercial optical products business in October 2008. Prior to joining Viavi, Mr. Lowe was senior vice president, customer solutions group at Asyst Technologies, Inc., a leader in automating semiconductor and flat panel display fabs. From 2000 to 2003, he was president and chief executive officer of Read-Rite Corporation, a manufacturer of thin-film recording heads for disk and tape drives. From 1989 to 2000, Mr. Lowe served in roles of increasing responsibility at Read-Rite, including president and chief operating officer, and senior vice president of customer business units. Mr. Lowe holds Bachelor of Arts degrees in computer science and business economics from the University of California, Santa Barbara, and completed the Stanford Executive Program in 1994.

Ian S. Small, 59

DIRECTOR SINCE: December 2018

COMMITTEE MEMBERSHIP:	QUALIFICATIONS
Compensation (Chair)* *Mr. Small began serving as Compensation Committee Chair as of July 2, 2023.	• Experience as chief executive officer of several technology companies • Extensive business and executive-level experience in the technology industry specifically in telecommunications • Strong technical background

EXPERIENCE:

Mr. Small is an experienced technology leader. He served as the chief executive officer of Evernote Corporation, a mobile and desktop personal productivity application provider, from October 2018 until its acquisition by Bending Spoons S.p.A. in January 2023. From 2009 to 2014, he served as the chief executive officer of TokBox, Inc., a platform-as-a-service provider of embedded video communications, which was acquired by Telefonica S.A. in 2012, and from 2014 until 2018, he was chairman of the board of TokBox. From 2013 to 2016, he held a variety of positions at Telefonica S.A., a global broadband and telecommunications provider, most recently as its chief data officer. Mr. Small currently serves on the board of directors at Snapdocs, Inc., a venture-backed company in the mortgage automation space, and previously served on the board of directors of Oclaro, Inc. from September 2017 until the acquisition by Lumentum in December 2018. Mr. Small earned a Master's degree in Computer Science and a Bachelor of Science degree in Engineering Science from the University of Toronto.

Janet S. Wong, 65

DIRECTOR SINCE: September 2020

COMMITTEE MEMBERSHIP:	QUALIFICATIONS
Audit; Governance* *Ms. Wong joined the Governance Committee as of July 2, 2023, replacing Mr. Lillie.	• Extensive experience working with clients in the consumer markets, manufacturing, services and technology sectors • Strong business and leadership experience with more than 30 years of public accounting experience • Valuable insight and experience from serving on the board and committees of public companies • Recognized by the National Association of Corporate Directors as a 2022 Directorship 1100™

EXPERIENCE:

Ms. Wong is an experienced business leader and corporate board director. She currently serves on the boards of Lucid Group, Inc., a sustainable mobility company producing electric cars and electric powertrain systems and Enviva Inc., a leading global energy company manufacturing sustainable bioenergy. She was also a director of Allegiance Bancshares, a financial services company, until the completion of its merger in October 2022. In addition, Ms. Wong previously served on the board of Shine Technologies, a privately held company focused on next generation nuclear technology. She is a retired partner with KPMG, where she served as a National Industry Practice Lead Partner and gained invaluable experience advising San Francisco based start-ups that grew into successful public companies. In April 2022, the National Association of Corporate Directors ("NACD") named her to its 2022 Directorship 100™, an annual honor for leading directors and governance professionals. Ms. Wong holds a Master of Professional Accountancy from Louisiana Tech University and a Master of Taxation from Golden Gate University. In 2023, she completed the Executive Education program for Audit Committees at the Harvard Business School and the Stanford Directors' College at the Stanford Law School. She is a licensed Certified Public Accountant and NACD Certified® Director.

Vote Required

Each director will be elected by the affirmative vote of a majority of the votes cast, meaning that the number of votes cast "FOR" a director nominee exceeds the number of votes cast "AGAINST" that nominee. Abstentions and broker non-votes are not counted as votes cast for or against such director's election and therefore will have no impact on the outcome of the vote.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION TO THE BOARD OF EACH OF THE NOMINEES NAMED ABOVE.

Director Compensation

The compensation program for our non-employee directors ("Outside Directors") is designed to attract and retain high quality directors and to align director interests with those of our stockholders. The compensation program was amended in February 2022 upon recommendation by the Compensation Committee and approval by the board of directors, with input from Semler Brossy regarding competitive practices. In June 2023, the Board approved a temporary reduction in cash compensation of 10% from July 2, 2023 through the end of December 2023 as part of company-wide cost reduction efforts. The compensation of our Outside Directors is reviewed regularly by the board of directors upon recommendation from the Compensation Committee, which review includes a market assessment and an analysis by Semler Brossy. As part of this analysis, Semler Brossy reviews non-employee director compensation trends and data from peer companies. Our Outside Directors receive compensation in the form of equity granted under the terms of our 2015 Equity Incentive Plan (the "2015 Plan") and cash, as described below:

Equity Compensation

Initial Award. On the date of the first meeting of our board of directors or Compensation Committee occurring on or after the date on which the individual first became an Outside Director, such Outside Director is granted an initial award of restricted stock units ("RSUs") with a value equal to $100,000 (the "Initial RSU Award"). The Initial RSU Award vests in three annual installments from the commencement of the individual's service as an Outside Director, subject to continued service as a director through the applicable vesting date. If a director's status changes from an employee director to an Outside Director, he or she does not receive an Initial RSU Award.

Annual Awards. On the date of each annual meeting of our stockholders, each Outside Director is granted an award of RSUs with a value equal to $220,000 (the "Annual RSU Award") upon election. For Outside Directors that were elected less than one-year prior to the annual meeting date, the Annual RSU Award is pro-rated for the time served for that year. The Annual RSU Award vests upon the earlier of the day prior to the next year's annual meeting or one year from the grant date, subject to continued service as a director through the applicable vesting date.

The number of shares subject to equity awards is calculated by dividing the value by the average of the volume weighted average trading price of our common stock during the calendar month preceding the grant date.

Under the terms of the 2015 Plan, no Outside Director may be granted equity awards within any fiscal year which exceeds, in the aggregate, that number of shares equal to the quotient of $500,000 divided by the closing price on the last trading day immediately preceding the date on which the applicable equity award is granted to the Outside Director.

Upon retirement of an Outside Director, all unvested RSUs automatically vest in full. The treatment of unvested RSUs held by an Outside Director upon a change in control is determined by the terms of the 2015 Plan.

Cash Compensation

Annual Fee. Each Outside Director receives an annual cash retainer of $85,000 for serving on our board of directors (the "Annual Fee"), paid quarterly. In addition to the Annual Fee, the non-employee board chair receives an additional cash retainer of $100,000. In June 2023, the board of directors approved a temporary cash compensation reduction of 10% effective as of July 2, 2023 through the end of December 2023.

 Meeting Fees. Each Outside Director will receive $3,000 for each Board meeting attended in excess of eighteen (18) meetings per year.

Committee Service. The chairs of the three standing committees of our board of directors receive the following annual cash retainers, paid quarterly. There are no meeting fees for committee service.

Board Committee	Chairperson Fee ($)
Audit Committee	35,000
Compensation Committee	23,000
Governance Committee	15,000

Outside Director Compensation for Fiscal 2023

The following table provides information regarding the total compensation that was granted to each of our Outside Directors in fiscal 2023. Directors who are also our employees receive no additional compensation for their service as directors. See "Executive Compensation" for additional information about Mr. Lowe's compensation.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Total ($)
Penelope A. Herscher[2]	200,000	170,926	370,926
Harold L. Covert[3]	120,000	170,926	290,926
Pamela F. Fletcher[4]	21,250	99,036	120,286
Isaac H. Harris[5]	85,000	170,926	255,926
Brian J. Lillie[6]	108,000	170,926	278,926
Julia S. Johnson[7]	85,000	170,926	255,926
Ian S. Small[8]	85,000	170,926	255,926
Janet S. Wong[9]	85,000	170,926	255,926

(1) The amounts shown in this column are the grant date fair value in the period presented as determined in accordance with FASB ASC Topic 718 which fair value is based on the closing market price of our common stock on the date of grant for RSUs. Such grant-date fair value does not take into account any estimated forfeitures related to service vesting conditions.

(2) Ms. Herscher held 3,061 RSUs as of July 1, 2023.

(3) Mr. Covert held 3,061 RSUs as of July 1, 2023.

(4) Ms. Fletcher held 1,739 RSUs as of July 1, 2023.

(5) Mr. Harris held 3,913 RSUs as of July 1, 2023.

(6) Mr. Lillie held 3,061 RSUs as of July 1, 2023.

(7) Ms. Johnson held 3,061 RSUs as of July 1, 2023.

(8) Mr. Small held 3,061 RSUs as of July 1, 2023.

(9) Ms. Wong held 3,807 RSUs as of July 1, 2023.

PROPOSAL NO. 2

ADVISORY VOTE TO APPROVE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

As required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and SEC rules, we are seeking the approval of the Company's stockholders, on a non-binding, advisory basis, of the compensation of our NEOs as disclosed in this Proxy Statement.

Our executive compensation program is designed to attract, retain and motivate employees and to serve the long-term interests of our stockholders. Our executive compensation program promotes performance-based compensation and has evolved to be more aligned with recognized best practices and to address market realities.

The items below contain a few highlights from our compensation program:

- 92% of CEO pay and 87% of NEO pay is driven by company financial, non-financial and stock price performance;
- Our Compensation Committee regularly reviews pay levels and practices against external market industry best practice; and
- We maintain policies to promote sound compensation practices and corporate governance.

The Compensation Discussion and Analysis section of this Proxy Statement contains a detailed discussion of our compensation philosophy and the alignment of our NEOs' compensation with our performance. We are asking our stockholders to vote, on a non-binding, advisory basis, to approve the compensation paid to our NEOs, as described in the Compensation Discussion and Analysis and the compensation table sections of this Proxy Statement. We currently hold our advisory vote to approve the compensation paid to our NEOs on an annual basis. Our board of directors is recommending that stockholders approve an advisory vote in favor of continuing to hold such votes on an annual basis and expect that our next such vote will be at our 2024 Annual Meeting.

The board of directors recommends that stockholders vote "FOR" the following resolution:

"RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the Company's named executive officers, as disclosed in this Proxy Statement for the 2023 Annual Meeting of stockholders pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, the Summary Compensation Table, and other related tables and disclosures."

Vote Required

The approval of the non-binding advisory vote on the compensation of the Company's named executive officers requires the affirmative vote of a majority of the shares of our common stock present in person or represented by proxy at the Annual Meeting and entitled to vote thereon. As a result, abstentions will have the same effect as votes against the proposal. Broker non-votes will have no effect on the outcome of this vote.

This "say on pay" vote is advisory and therefore not binding on the Company, the board of directors or the Compensation Committee. However, the board of directors and the Compensation Committee value the opinions of our stockholders and will take into account the outcome of this vote in considering future compensation arrangements.

> **THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL, ON A NON-BINDING, ADVISORY BASIS, OF THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS.**

PROPOSAL NO. 3

ADVISORY VOTE ON THE FREQUENCY OF FUTURE ADVISORY VOTES TO APPROVE COMPENSATION FOR OUR NAMED EXECUTIVE OFFICERS

In addition to providing stockholders with the opportunity to cast a "say on pay" advisory vote on the compensation of our named executive officers ("NEOs"), in accordance with SEC rules, we are asking our stockholders to vote, on an advisory basis, on how frequently we should seek an advisory vote on the compensation of our NEOs in the future. This non-binding advisory vote is commonly referred to as a "say-on-frequency" vote. Under this proposal, our stockholders may indicate whether they would prefer to have an advisory vote on executive compensation every one year, two years, or three years.

The Compensation Committee and our board of directors believe that the advisory vote on executive compensation should be conducted every year because we believe this frequency will enable our stockholders to vote, on an advisory basis, on the most recent executive compensation information that is presented in our proxy statement, leading to more meaningful and timely communication between the Company and our stockholders on the compensation of our named executive officers. Stockholders are not voting to approve or disapprove the board of directors' recommendation. Instead, you may cast your vote on your preferred voting frequency by choosing any of the following four options with respect to this proposal: "one year", "two years", "three years" or "abstain". For the reasons discussed above, our board of directors is recommending a vote for a frequency of "one year".

Vote Required

The alternative among one year, two years or three years that receives the highest number of votes cast at the Annual Meeting by stockholders entitled to vote thereon will be deemed to be the frequency preferred by our stockholders. Abstentions and broker non-votes will have no effect on this proposal.

The say on frequency vote is advisory and therefore not binding on the Company, the board of directors, or the Compensation Committee. However, the board of directors and the Compensation Committee value the opinions of our stockholders in their vote on this proposal and will consider the option that receives the most votes in determining the frequency of future advisory votes to approve the compensation of our named executive officers.

> **THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR "ONE YEAR".**

APPROVAL OF THE AMENDED AND RESTATED 2015 EQUITY INCENTIVE PLAN

We are seeking stockholder approval to amend our Amended and Restated 2015 Equity Incentive Plan (the "2015 Plan") to increase the number of shares of our Common Stock reserved for issuance under the plan by an additional 3,000,000 shares.

Our board of directors approved the amended and restated 2015 Plan in September 2023, subject to stockholder approval at the 2023 Annual Meeting. Our board of directors has determined that it is in our best interests and the best interests of our stockholders to approve this proposal. Our board of directors recommends that stockholders vote for this proposal at the 2023 Annual Meeting.

If stockholders approve this proposal, the amended and restated 2015 Plan will become effective as of the date of stockholder approval. If stockholders do not approve this proposal, the share increase will not become effective and our 2015 Plan will continue to be administered in its current form. The remaining shares reserved for issuance under the 2015 Plan may be insufficient to meet our incentive, recruiting and retention objectives during fiscal 2024 and each fiscal year thereafter while the 2015 Plan remains in effect. This will restrict our ability to attract and retain the individuals necessary to drive our performance and increase long term stockholder value.

Two key developments underscore the importance of these proposed amendments. First, our eligible global headcount has increased by 32% since the last fiscal year, primarily due to mergers and acquisitions. Second, our recent stock buyback program has successfully reduced our total shares outstanding.

Our executive officers and directors are eligible to receive equity awards under the 2015 Plan and therefore have an interest in this proposal. The remainder of this discussion, when referring to the 2015 Plan, refers to the amended and restated 2015 Plan as if this proposal is approved by our stockholders, unless otherwise specified or the context otherwise references the 2015 Plan prior to amendment and restatement.

Plan Background

On June 23, 2015, we adopted, and the board of directors of JDS Uniphase Corporation ("JDSU" and now, Viavi Solutions Inc.) approved, the 2015 Plan under which 8,500,000 shares of our Common Stock were authorized for issuance. In connection with our separation from JDSU on July 31, 2015, outstanding JDSU equity-based awards held by service providers continuing in service after the separation were converted into equity-based awards under the 2015 Plan reducing the number of shares remaining available for grant under the 2015 Plan. As of immediately following our separation from JDSU, 2,100,901 shares of our Common Stock were reserved pursuant to outstanding equity-based awards under the 2015 Plan that were converted from JDSU equity-based awards, leaving us with 6,399,099 shares of our Common Stock available to grant new awards.

In 2016, we amended and restated the 2015 Plan to increase the number of shares authorized for issuance by 3,000,000 shares to a total of 11,500,000, and this was approved by our stockholders in November 2016. We amended and restated the 2015 Plan again in 2021 to increase the number of shares authorized for issuance by 3,000,000 shares to a total of 14,500,000, which was approved by our stockholders in November 2021. We also amended and restated the 2015 Plan again in 2022 to increase the number of shares authorized for issuance by 900,000 shares to a total of 15,400,000, which was approved by our stockholders in November 2022.

Reasons for Voting for this Proposal

Equity awards are a key element of our compensation program. The Company believes a compensation policy that includes a balanced mix of cash and equity is the most effective way to attract and retain talented employees whose interests are aligned with stockholders. Without approval of the additional shares, we may be constrained to pay competitively and at a serious competitive disadvantage going forward. The key reasons for approving this proposal are as set forth below.

I. Long-Term Equity is a Key Component of our Compensation Objective

Our overall compensation objective is to compensate our personnel in a manner that attracts and retains the highly talented employees necessary to manage and staff a high-growth business in an innovative and competitive industry. Our employees are our most valuable asset, and we strive to provide them with compensation packages that are competitive, that reward personal and company performance, and help meet our retention needs. Equity awards, whose value depends on our stock performance, and which require continued service over time before any value can be realized, help achieve these objectives and are a key element of our compensation program. Equity awards also reinforce employees' incentives to manage our business as owners, aligning employees' interests with those of our stockholders.

We believe we must continue to use equity compensation on a broad basis to help attract, retain and motivate employees to continue to grow our business, develop new products and ultimately increase stockholder value. As of August 31, 2023, approximately 3,164 of our regular, full-time employees held outstanding equity awards. We anticipate headcount may continue to grow as Lumentum grows organically and as we actively consider other strategic growth opportunities.

2. Requested Share Reserve Increase is Reasonable

When we amended the 2015 Plan in 2022, we believed the shares of our Common Stock reserved for issuance under the 2015 Plan would be sufficient to enable us to grant equity awards through fiscal 2024. This estimate was based on forecasts that took into account our anticipated rate of growth in hiring, the number of shares needed for assumed awards for acquisitions, an estimated range of our stock price over time, and our anticipated forfeiture and overhang rates.

We are requesting shares earlier than originally anticipated due to several factors that increased share usage in the past year: an uncommonly strong labor market in our equity-eligible roles; requirements for awards related to our significant acquisition activity this year which increased our employee population; and our unanticipated decline in share price which resulted in the need to use more shares to deliver market-competitive grants for retention and incentives. Our board of directors believes that additional shares are necessary to meet our anticipated equity compensation needs for approximately one year from the Annual Meeting.

The forecasted usage of equity awards remains below the median usage rate of our peer companies and takes into account PSUs as if they were earned at maximum. Our equity forecast includes only RSUs and PSUs as we do not intend to grant options and currently do not have any outstanding options under the Plan.

Our board of directors considered the following when determining the increase in the number of shares of Common Stock reserved for issuance under the amended and restated 2015 Plan.

- **Number of Shares Remaining under the 2015 Plan.** As of August 31, 2023, the number of shares of our Common Stock that remained available for issuance under the 2015 Plan was 510,081 plus any shares of our Common Stock subject to outstanding equity awards granted under our 2015 Plan that return to the 2015 Plan due to forfeitures, expiration, or events set forth in the 2015 Plan under its existing terms. As of the same date, the outstanding equity awards under the 2015 Plan covered a total of 4,345,722 shares of our Common Stock (assuming achievement of performance-based awards at target).

- **Overhang.** As of August 31, 2023, 4,345,722 shares of our Common Stock were subject to outstanding equity awards under our 2015 Plan and 510,081 shares of our Common Stock were available for future awards under our 2015 Plan. This represents approximately 7.2% of the outstanding shares of our common stock as of August 31, 2023, which is lower than the approximately 9.5% median overhang among our peer group.

- **Historical Grant Practices.** Our board of directors considered the number of equity awards that we granted last fiscal year. In fiscal 2023, we granted equity awards covering 2,345,342 shares of our Common Stock (assuming achievement of performance-based awards at target). This resulted in an annual burn-rate of 3.5%. Annual burn-rate measures the total shares granted over the total number of shares outstanding during a given year. The 3-year average burn rate for fiscal years 2021 through 2023 was 2.73%.

- **Policies of our Long-term Investors.** Our board of directors considers the policies and viewpoints of our long-term investors regarding equity plan design and appropriate granting practices.

- **Proxy Advisory Firm Guidelines.** To assist in its assessment of the appropriate number of shares to seek to add to the 2015 Plan, our board of directors also considered proxy advisory firm guidelines with respect to plan cost, plan features, and grant practices.

3. The 2015 Plan Requires Additional Shares to Meet our Forecasted Needs

We believe we must continue to use equity compensation on a broad basis to help attract, retain, and motivate employees to continue to grow our business, develop new products and ultimately increase stockholder value. As such, we have shifted our annual incentive plan practices in fiscal 2023 to further emphasize this belief. For directors and above, 70% of Annual Incentive Plan payouts are now delivered in performance stock units.

The 2015 Plan has 510,081 shares of Common Stock available for grant as of August 31, 2023. We are requesting additional shares to be reserved for issuance under our 2015 Plan to provide us with flexibility to meet our estimated near-term equity compensation needs.

If stockholders do not approve the amended and restated 2015 Plan, the 2015 Plan will continue without this amendment. In that case, the shares reserved for issuance under the 2015 Plan may be insufficient to achieve our incentive, recruiting and retention objectives during fiscal 2024 and each fiscal year thereafter while the 2015 Plan remains in effect. If the shares available for issuance under the 2015 Plan run out, our goals of using the 2015 Plan for recruiting, retaining and motivating talented employees will be more difficult to meet. We do not believe increasing cash compensation to make up for any shortfall in equity compensation would be practical or advisable, because we believe that a combination of equity awards and cash compensation provide a more effective compensation strategy than cash alone for attracting, retaining and motivating our employees long term and aligning employees' and stockholders' interests. In addition, any significant increase in cash compensation in lieu of equity awards could substantially increase our operating expenses and reduce our cash flow from operations, which could adversely affect our business results and business strategy, including using cash flow for strategic acquisitions, research and development of innovative new products, and improvements in the quality and performance of existing products.

4. The 2015 Plan Includes Compensation and Governance Best Practices

The 2015 Plan includes provisions that are considered best practice for compensation and corporate governance purposes. These provisions protect our stockholders' interests, as follows:

- **Administration.** The 2015 Plan is administered by the Compensation Committee, which consists entirely of independent non-employee directors.
- **Share Counting Provisions.** Shares of our Common Stock that are actually issued under the 2015 Plan generally will not be available for future issuance under the 2015 Plan, except that if unvested shares of Common Stock are forfeited or repurchased by us for an amount not greater than their original purchase price, those shares shall become available for future grant under the 2015 Plan. However, shares that are tendered by holders or withheld by us to pay the exercise price of an award or to satisfy tax withholding obligations related to an award will not be available for future awards.
- **Repricing or Exchange Programs are Not Allowed.** The 2015 Plan does not permit outstanding awards to be repriced or exchanged for other awards without the approval of the majority of stockholders.
- **Annual Limits on Awards.** The 2015 Plan sets annual limits as to the maximum number of shares or dollars subject to an award that can be granted to an individual in any fiscal year.
- **Annual Limits on Compensation to Non-Employee Directors.** The 2015 Plan sets reasonable, annual limits as to the compensation that non-employee directors may receive during each fiscal year.
- **Minimum Vesting Requirements.** In general, awards granted under the 2015 Plan will vest in full no earlier than the 1-year anniversary of the grant date although up to 5% of the shares reserved in the 2015 Plan may be granted without this minimum vesting requirement.
- **No Single-Trigger Vesting Acceleration upon a Corporate Transaction.** The 2015 Plan provides that only awards that are not assumed or replaced will vesting accelerate on a Corporate Transaction.
- **Limited Transferability.** Awards under the 2015 Plan generally may not be sold, assigned, transferred, pledged, or otherwise encumbered, unless otherwise approved by the administrator.
- **No Tax Gross-ups.** The 2015 Plan does not provide for any tax gross-ups.
- **No Dividends, Distributions or Dividend Equivalents on Awards.** The 2015 Plan provides that a participant has no right to receive dividends, distributions or dividend equivalents on the unvested portion of any 2015 Plan award.
- **Forfeiture Events.** The 2015 Plan provides the flexibility for the administrator to subject awards to forfeiture or recoupment provisions. It also requires certain individuals who are subject to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002 to reimburse us if we are required to prepare an accounting restatement under circumstances described in the Plan.

Our executive officers and directors have an interest in the approval of the 2015 Plan because they are eligible to receive equity awards under the 2015 Plan.

Summary of the 2015 Equity Incentive Plan, as Amended and Restated

The following is a summary of the operation and principal features of the 2015 Plan. However, this summary is not a complete description of all of the provisions of the 2015 Plan and is qualified in its entirety by the specific language of the 2015 Plan. A copy of the 2015 Plan is provided as Appendix A to this Proxy Statement.

Purpose

The purpose of the 2015 Plan is to provide incentives to attract, retain, and motivate eligible persons whose present and potential contributions are important to our success by offering them an opportunity to participate in our future performance. These incentives may be provided through the granting of stock options, stock appreciation rights, dividend equivalent rights, restricted stock awards, restricted stock units, performance units, and performance shares.

Authorized Shares

There are currently 15,400,000 shares of Common Stock reserved under the 2015 Plan. The stockholders are now being asked to approve an additional 3,000,000 shares to become available for future issuance under the 2015 Plan to increase the total number of shares of our Common Stock reserved for issuance under the amended and restated 2015 Plan to 18,400,000. As of August 31, 2023, approximately 510,081 shares remained available for grant under the 2015 Plan, and this would increase to 3,510,081 shares of our Common Stock if this proposal is approved. Each share subject to an award under the 2015 Plan counts against the numerical limits of the 2015 Plan as one share for every one share subject thereto. Shares that actually are issued under the 2015 Plan will not be returned to the 2015 Plan and will not be available for future issuance under the 2015 Plan, except that if unvested shares are forfeited or repurchased by us for an amount not greater than their original purchase price, such shares will become available for future grant under the 2015 Plan. For stock options and stock appreciation rights that are exercised, the gross number of shares subject to the award will cease to be available under the 2015 Plan, whether or not the award is net settled for a lesser number of shares, or if the shares are utilized to exercise an award. If shares are withheld to pay any tax withholding obligations applicable to an award, then the gross number of shares subject to the award will cease to be available under the 2015 Plan.

Administration of the 2015 Plan

Our board of directors, or a committee appointed by the board of directors, administers our 2015 Plan. The administrator has the power to select the employees, directors, and consultants to whom awards may be granted, to determine whether and to what extent awards are granted, to determine performance-based equity awards and the applicable performance criteria, performance period, and performance award formula, to approve forms of award agreements for use under the 2015 Plan, to determine the terms and conditions of awards granted under the 2015 Plan, to amend the terms of any outstanding awards granted under the 2015 Plan (provided that any amendment that would have a materially adverse effect on the grantee's rights under an outstanding award will not be made without the grantee's written consent), to construe and interpret the terms of the 2015 Plan and awards, to establish additional terms, conditions, rules or procedures to accommodate the rules or laws of applicable non-U.S. jurisdictions, and to take other action, not inconsistent with the terms of the 2015 Plan, as the administrator deems appropriate. The administrator may only institute an exchange program whereby the exercise prices of outstanding awards may be reduced or outstanding options or stock appreciation rights may be surrendered or canceled in exchange for awards with a lower exercise price, full value awards, or payments in cash if we obtain an affirmative vote of holders of the majority of its stockholders.

Eligibility

All types of awards may be granted to our employees, non-employee directors, and consultants of our parent or subsidiary corporations. Incentive stock options may be granted only to employees who, as of the time of grant, are employees of ours or any parent or subsidiary corporation of ours. As of August 31, 2023, we had approximately 7,148 employees (including five executive officers), eight non-employee directors and 51 consultants. Except with respect to 5% of the maximum number of shares issuable under the Plan, no award will vest earlier than one year following the date of grant; provided, however, that vesting of an award may be accelerated upon the death, disability, or involuntary termination of the service of the grantee, or in connection with a corporate transaction, as defined in the 2015 Plan.

Stock Options

Stock options may be granted under our 2015 Plan. Each option is evidenced by an award agreement that specifies the exercise price, the term of the option, forms of consideration for exercise, and such other terms and conditions as the administrator determines, subject to the terms of the 2015 Plan. The exercise price of options granted under our 2015 Plan must be at least equal to the fair market value of our common stock on the date of grant, except in special, limited circumstances as set forth in the 2015 Plan. The maximum term of an option will be specified in an award agreement, provided the term of an option will be no more than 8 years. However, with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the per share exercise price must equal at least 110% of the fair market value of a Share on the grant date. Generally, the fair market value of our common stock is the closing sales price on the relevant date as quoted on the Nasdaq stock market.

Options will be exercisable at such times and under such conditions as determined by the administrator and as set forth in the applicable award agreement. An option is deemed exercised when we receive notice of exercise and full payment of the Shares to be exercised, together with applicable tax withholdings. No option granted to an employee who is a non-exempt employee for the purposes of the Fair Labor Standards Act of 1938, as amended (the "FLSA") will be first exercisable until at least 6 months following the date of grant of such option.

After termination of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for twelve months. In all other cases, the option will generally remain exercisable for 90 days. However, an option may not be exercised later than the expiration of its term.

Stock Appreciation Rights

Stock appreciation rights may be granted under our 2015 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Each stock appreciation right is evidenced by an award agreement that specifies the exercise price, the term of the award (which may not exceed eight years), and other terms and conditions as determined by the administrator, subject to the terms of the 2015 Plan and provided that no stock appreciation right granted to an employee who is a non-exempt employee for the purposes of the FLSA will be first exercisable until at least six months following the date of grant of such SAR. The per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant. Stock appreciation rights will be exercisable at such times and under such conditions as determined by the administrator and set forth in the applicable award agreement. At the discretion of the administrator, the payment upon exercise of stock appreciation right may be paid in cash or with Shares, or a combination of both.

Dividend Equivalent Rights

Dividend equivalent rights may be granted under our 2015 Plan. Dividend equivalent rights allow the recipient to receive compensation or a credit to the recipient's account measured by cash dividends paid with respect to shares of Common Stock. Each dividend equivalent right is evidenced by an award agreement that specifies terms and conditions as determined by the administrator, subject to the terms of the 2015 Plan. All dividend equivalents will be subject to the same terms and conditions, including vesting conditions, as the awards to which they relate and shall not be paid or settled prior to the time that the underlying award vests. No Dividend Equivalents shall be paid with respect to any shares underlying any unvested portion of a 2015 Plan award.

Restricted Stock Awards

Restricted stock may be granted under our 2015 Plan. Restricted stock awards are grants of shares that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Each restricted stock award granted will be evidenced by an award agreement specifying the number of shares subject to the award, any period of restriction, and other terms and conditions of the award, as determined by the administrator, subject to the terms of the 2015 Plan. Restricted stock awards may (but are not required to) be subject to vesting conditions, as the administrator specifies, and the shares acquired may not be transferred by the participant until the vesting conditions (if any) are satisfied. The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting rights and rights to dividends and other distributions with respect to such shares upon grant without regard to vesting, subject to the limitations set forth in the 2015 Plan with respect to no receipt of dividends, distributions or dividend equivalents prior to vesting. See "Limitations on Awards" section below.

Restricted Stock Units

Restricted stock units may be granted under our 2015 Plan. Each restricted stock unit granted is a bookkeeping entry representing an amount equal to the fair market value of one share. Each restricted stock unit award will be evidenced by an award agreement that specifies the number of restricted stock units subject to the award, any vesting criteria (which may include accomplishing specified performance criteria or continued service to us), form of payout, and other terms and conditions of the award, as determined by the administrator, subject to the terms of the 2015 Plan. Restricted stock units result in a payment to a participant if any performance goals or other vesting criteria are achieved or the awards otherwise vest. The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. The administrator determines in its sole discretion whether an award will be settled in stock, cash, or a combination of both.

Performance Units and Performance Shares

Performance units and performance shares may be granted under our 2015 Plan. Performance units and performance shares are awards that will result in a payment to a participant if performance criteria established by the administrator are achieved or the awards otherwise vest. Each award of performance units or performance shares will be evidenced by an award agreement specifying the number of units or shares (as applicable), any vesting conditions, the performance period, and other terms and conditions of the award, as determined by the administrator, subject to the terms and conditions of the 2015 Plan. Each performance unit will have an initial dollar value established by the administrator prior to the date of grant. Each performance share will have an initial value equal to the fair market value of a share on the date of grant. The administrator will establish any performance criteria or other vesting criteria (which may include continued service) in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out. After the grant of performance units or performance shares, the administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares, or in some combination of both.

Limitations on Awards

The maximum number of shares with respect to which awards may be granted to any individual in any fiscal year is 1,000,000 shares. The maximum dollar amount that may become payable to any individual in any fiscal year under awards denominated in U.S. dollars (including performance unit awards) is $20,000,000. However, in connection with an individual's commencement of service or first promotion in any fiscal year, an individual may be granted awards for an additional 1,000,000 shares or U.S. dollar denominated awards providing for payment in any fiscal year of up to an additional $20,000,000. The limitations in this paragraph do not apply to non-employee directors, who are instead subject to much lower requirements described in the "Non-Employee Director Compensation Limits" below.

No dividends, Dividend Equivalents, or other distributions shall be paid with respect to any shares underlying any unvested portion of a 2015 Plan award.

Non-Employee Director Compensation Limits

Our 2015 Plan provides that all non-employee directors will be eligible to receive all types of awards (except for incentive stock options) under the 2015 Plan. However, in any fiscal year, a non-employee director may not be granted equity awards (the value of which will be based on the fair market value determined on the last trading day immediately preceding the date on which the applicable Award is granted to such director) and be provided any other compensation (including without limitation any cash retainers or fees) with an aggregate value of more than $500,000.

Non-Transferability of Awards

Unless the administrator provides otherwise, our 2015 Plan generally does not allow for the transfer of awards, and only the recipient of an award may exercise an award during his or her lifetime.

Certain Adjustments

In the event of any change in the shares effected without receipt of consideration by us, whether through merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, stock dividend, stock split, reverse stock split, split-up, split-off, spin-off, combination of shares, exchange of shares, or similar change in our capital structure, or in the event of payment of a dividend or distribution to our stockholders in a form other than our Common Stock (excepting regular, periodic cash dividends) that has a material effect on the fair market value of shares, appropriate and proportionate adjustments will be made in the number and kind of shares subject to the 2015 Plan and to any outstanding awards, the maximum number of shares with respect to which awards may be granted individual in any fiscal year of ours, and in the exercise or purchase price per share under any outstanding award in order to prevent dilution or enlargement of rights under the 2015 Plan.

Corporate Transactions

Our 2015 Plan provides that in the event of a corporate transaction, as defined in the 2015 Plan, all outstanding awards will terminate unless they are assumed in connection with the corporate transaction. If a portion of an award is neither assumed nor replaced by the successor entity, such portion of the award will become fully vested and exercisable and be released from any repurchase or forfeiture rights (other than repurchase rights exercisable at fair market value), immediately prior to the effective date of such corporate transaction.

Forfeiture Events

Our 2015 Plan provides the flexibility for the administrator to subject awards to forfeiture or recoupment provisions. It also requires any participant who is one of the individuals subject to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002 to reimburse us if we are required to prepare an accounting restatement due to the material noncompliance, as a result of misconduct, with any financial reporting requirement under the securities laws, for (i) the amount of any payment in settlement of an award received by such participant during the 12-month period following the first public issuance or filing with the United States Securities and Exchange Commission (whichever first occurred) of the financial document embodying such financial reporting requirement, and (ii) any profits realized by such participant from the sale of securities of our during such 12-month period.

Plan Amendment; Termination

Our board of directors may amend, suspend, or terminate the 2015 Plan at any time, provided that no suspension or termination of the 2015 Plan will adversely affect any rights under awards already granted under the Plan and no amendment will be made without the approval of our stockholders if such approval is required by applicable laws or would change the powers of the 2015 Plan's administrator. Unless sooner terminated by our board of directors, the 2015 Plan will terminate on June 23, 2025.

U.S. Federal Income Tax Consequences

The following paragraphs are a summary of the general federal income tax consequences to U.S. taxpayers and us of awards granted under the 2015 Plan. Tax consequences for any particular individual may be different.

Incentive Stock Options

A participant recognizes no taxable income as the result of the grant or exercise of an incentive stock option qualifying under Section 422 of the Internal Revenue Code (unless the participant is subject to the alternative minimum tax). If the participant exercises the option and then later sells or otherwise disposes of the shares more than two years after the grant date and more than one year after the exercise date, the difference between the sale price and the exercise price will be taxed as capital gain or loss. If the participant exercises the option and then later sells or otherwise disposes of the shares before the end of the two-or one-year holding periods described above (a "disqualifying disposition"), he or she generally will have ordinary income at the time of the sale equal to the fair market value of the shares on the exercise date (or the sale price, if less) minus the exercise price of the option.

Nonstatutory Stock Options

A participant generally recognizes no taxable income on the date of grant of a nonstatutory stock option with an exercise price equal to the fair market value of the underlying stock on the date of grant. Upon the exercise of a nonstatutory stock option, the participant generally will recognize ordinary income equal to the excess of the fair market value of the shares on the exercise date over the exercise price of the option. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of stock acquired by the exercise of a nonstatutory stock option, any subsequent gain or loss, generally based on the difference between the sale price and the fair market value on the exercise date, will be taxed as capital gain or loss.

Stock Appreciation Rights

A participant generally recognizes no taxable income on the date of grant of a stock appreciation right with an exercise price equal to the fair market value of the underlying stock on the date of grant. Upon exercise of the stock appreciation right, the participant generally will be required to include as ordinary income an amount equal to the sum of the amount of any cash received and the fair market value of any shares received upon the exercise. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Any additional gain or loss recognized upon any later disposition of the shares would be treated as long-term or short-term capital gain or loss, depending on the holding period.

Dividend Equivalents

Dividend equivalents will generally be subject to tax as dividends as if they were paid on the vesting date of the underlying award.

Restricted Stock, Restricted Stock Units, Performance Awards and Performance Shares

A participant generally will not have taxable income at the time an award of restricted stock, restricted stock units, performance shares, or performance units is granted. Instead, he or she will recognize ordinary income in the first taxable year in which his or her interest in the shares underlying the award becomes either (i) freely transferable, or (ii) no longer subject to substantial risk of forfeiture. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. However, the recipient of a restricted stock award may elect to recognize income at the time he or she receives the award in an amount equal to the fair market value of the shares underlying the award (less any cash paid for the shares) on the date the award is granted.

Section 409A

Section 409A of the Code ("Section 409A") provides certain new requirements for non-qualified deferred compensation arrangements with respect to an individual's deferral and distribution elections and permissible distribution events. Awards granted under the Plan with a deferral feature will be subject to the requirements of Section 409A. If an award is subject to and fails to satisfy the requirements of Section 409A, the recipient of that award may recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be prior to when the compensation is actually or constructively received. Also, if an award that is subject to Section 409A fails to comply with Section 409A's provisions, Section 409A imposes an additional 20% tax on compensation recognized as ordinary income, as well as interest on such deferred compensation.

Tax Effects for the Company

We generally will be entitled to a tax deduction in connection with an award under the 2015 Plan in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes such income (for example, the exercise of a non-qualified stock option). However, special rules limit the deductibility of compensation paid to certain current or former executive officers. Under Section 162(m), the annual compensation paid to any of these specified executives will be deductible only to the extent that it does not exceed $1,000,000.

THE FOREGOING IS ONLY A SUMMARY OF THE TAX EFFECT OF FEDERAL INCOME TAXATION UPON PARTICIPANTS AND THE COMPANY WITH RESPECT TO

THE GRANT AND EXERCISE OF AWARDS UNDER THE 2015 PLAN AS OF THE DATE OF THIS FILING. IT DOES NOT PURPORT TO BE COMPLETE, AND DOES NOT DISCUSS THE TAX CONSEQUENCES OF A SERVICE PROVIDER'S DEATH OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE, OR NON-U.S. COUNTRY IN WHICH THE SERVICE PROVIDER MAY RESIDE.

Summary

Our board of directors believes that it is in the best interests of us and our stockholders to continue to provide employees, consultants, and directors with the opportunity to acquire an ownership interest in us through the grant of equity awards under the amended and restated 2015 Plan and thereby encourage them to remain in our service and more closely align their interests with those of our stockholders.

Number of Awards Granted to Employees and Non-Employee Directors

The number of awards that an employee, or non-employee director may receive under the 2015 Plan is in the discretion of the administrator and therefore cannot be determined in advance. The following table sets forth the aggregate number of RSUs and PSUs (at target) granted under the 2015 Plan during fiscal year 2023 to each of our named executive officers; executive officers, as a group; directors who are not executive officers, as a group; and all employees who are not executive officers, as a group.

Name of Individual or Identity of Group and Principal Position	Number of RSUs and PSUs Granted (#)[1]	Dollar Value of Award(s) of RSUs and PSUs granted ($)[2]
Alan Lowe, President and Chief Executive Officer	137,526	12,528,619
Wajid Ali, Executive Vice President, Chief Financial Officer	48,138	4,385,372
Vincent Retort, Executive Vice President, Chief Operations Officer	56,695	5,164,915
Jason Reinhardt, Executive Vice President, General Manager of Imaging and Sensing	36,356	3,312,032
Judy Hamel, Senior Vice President, General Counsel and Secretary	27,760	2,528,936
All current executive officers as a group	306,475	27,919,874
All non-employee directors as a group	23,166	1,295,520
All other employees (including all current officers who are not executive officers (as a group))	2,015,701	169,795,431

(1) Reflects PSU awards at target.

(2) Reflects the aggregate grant date fair value of awards computed in accordance with FASB ASC Topic 718.

Vote Required

The approval of the amended and restated 2015 Plan requires the affirmative vote of a majority of the shares of our common stock present or represented by proxy at the Annual Meeting and entitled to vote thereon. As a result, abstentions will have the same effect as a vote against the proposal. Broker non-votes will have no effect on the outcome of this proposal. This vote will also constitute approval of the amended and restated 2015 Plan under the Nasdaq Listing Rules.

> **THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE AMENDED AND RESTATED 2015 EQUITY INCENTIVE PLAN.**

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our independent registered public accounting firm for the fiscal year ended July 1, 2023 was Deloitte & Touche LLP ("Deloitte"). Our Audit Committee has re-appointed Deloitte to audit our consolidated financial statements for our fiscal year ending June 29, 2024. At the Annual Meeting, we are asking our stockholders to ratify the appointment of Deloitte as our independent registered accounting firm for fiscal 2024. Although ratification by stockholders is not required by law, our Audit Committee is submitting the appointment of Deloitte to our stockholders because we value our stockholders' views on our independent registered public accounting firm and as a matter of good corporate governance. In the event that the appointment of Deloitte is not ratified by our stockholders, the Audit Committee will review its future selection of Deloitte as our independent registered public accounting firm. Representatives of Deloitte are expected to be present at the Annual Meeting, in which case they will be given an opportunity to make a statement at the Annual Meeting if they desire to do so and will be available to respond to appropriate questions. Notwithstanding the appointment of Deloitte, and even if our stockholders ratify the appointment, our Audit Committee, in its discretion, may appoint another independent registered public accounting firm at any time during our fiscal year if our Audit Committee believes that such a change would be in the best interests of our company and our stockholders.

Fees Paid to the Independent Registered Public Accounting Firm

The following table presents fees for professional audit services and other services rendered to our Company by Deloitte, our independent registered public accounting firm, for the fiscal years ended July 1, 2023, and July 2, 2022.

	Fiscal 2023 (in thousands)	Fiscal 2022 (in thousands)
Audit Fees[1]	$5,795	$3,683
Audit-Related Fees[2]	$597	$80
Tax Fees[3]	$259	$70
All Other Fees	$2	$12
TOTAL	**$6,653**	**$3,845**

(1) Audit Fees include fees related to professional services rendered in connection with the audit of Lumentum's annual financial statements, the audit of internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, reviews of financial statements included in Lumentum's Quarterly Reports on Form 10-Q, and for audit services provided in connection with other statutory and regulatory filings. In fiscal 2023, audit fees also included fees to audit the implementation of changes to our legal entity structure and the audit of newly acquired businesses, including related valuation and purchase price allocation accounting.

(2) Audit-Related Fees include fees for professional services rendered in connection with due diligence, including the acquisition of the telecom transmission product line of IPG Photonics in fiscal 2023.

(3) Tax Fees include fees for professional services rendered in connection with valuation consulting, compliance, and planning services and other tax consulting.

Auditor Independence

In our fiscal year ended July 1, 2023, there were no other professional services provided by Deloitte, other than those listed above, that would have required our Audit Committee to consider their compatibility with maintaining the independence of Deloitte.

Audit Committee Policy on Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Our Audit Committee has established a policy governing our use of the services of our independent registered public accounting firm. Under the policy, our Audit Committee is required to pre-approve all audit and non-audit services performed by our independent registered public accounting firm in order to ensure that the provision of such services does not impair the public accountants' independence. All fees paid to Deloitte for our fiscal year ended July 1, 2023 were pre-approved by our Audit Committee.

Vote Required

The ratification of the appointment of Deloitte requires the affirmative vote of a majority of the shares of our common stock present in person or represented by proxy at the Annual Meeting and entitled to vote thereon. Abstentions will have the effect of a vote AGAINST the proposal and broker non-votes will have no effect.

> **THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP.**

REPORT OF THE AUDIT COMMITTEE

The Audit Committee is a committee of the board of directors comprised solely of independent directors as required by the Nasdaq listing rules and rules and regulations of the SEC. The Audit Committee operates under a written charter approved by the board of directors, which is available on our website at *www.lumentum.com*. The composition of the Audit Committee, the attributes of its members and the responsibilities of the Audit Committee, as reflected in its charter, are intended to be in accordance with applicable requirements for corporate audit committees. The Audit Committee reviews and assesses the adequacy of its charter and the Audit Committee's performance on an annual basis.

With respect to the Company's financial reporting process, the management of the Company is responsible for (1) establishing and maintaining internal controls and (2) preparing the Company's consolidated financial statements. Our independent registered public accounting firm, Deloitte, is responsible for auditing these financial statements. It is the responsibility of the Audit Committee to oversee these activities. It is not the responsibility of the Audit Committee to prepare our financial statements, which are the fundamental responsibilities of management. In the performance of its oversight function, the Audit Committee has:

- reviewed and discussed the audited financial statements with management and Deloitte;
- discussed with Deloitte the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC; and
- received the written disclosures and the letter from Deloitte required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with Deloitte its independence.

Based on the Audit Committee's review and discussions with management and Deloitte, the Audit Committee recommended to the board of directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended July 1, 2023 for filing with the Securities and Exchange Commission.

Respectfully submitted by the members of the Audit Committee of the board of directors:

Harold L. Covert *(Chair)*
Pamela F. Fletcher
Julia S. Johnson
Janet S. Wong

This report of the Audit Committee is required by the SEC and, in accordance with the SEC's rules, will not be deemed to be part of or incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933, as amended ("Securities Act"), or under the Securities Exchange Act of 1934, as amended ("Exchange Act"), except to the extent that we specifically incorporate this information by reference, and will not otherwise be deemed "soliciting material" or "filed" under either the Securities Act or the Exchange Act.

EXECUTIVE OFFICERS

The following table sets forth information regarding individuals who serve as our executive officers. The position titles refer to each executive officer's title at Lumentum as of September 22, 2023. Our executive officers are elected by our board of directors to hold office until their successors are elected and qualified. There are no family relationships among any of our directors or executive officers.

Name	Age	Position
Alan Lowe	61	President and Chief Executive Officer
Wajid Ali	50	Executive Vice President, Chief Financial Officer
Vincent Retort	69	Chief Operations Officer and Executive Vice President
Jason Reinhardt	49	Executive Vice President, General Manager of Imaging and Sensing
Judy Hamel	57	Senior Vice President, General Counsel and Secretary

For Mr. Lowe's biography, see "Director Nominees."

Wajid Ali is Lumentum's executive vice president and chief financial officer. Mr. Ali manages and drives all aspects of Lumentum's finance organization. Mr. Ali joined Lumentum in February of 2019. Before joining Lumentum, Mr. Ali was the senior vice president and chief financial officer at Synaptics Incorporated, a developer and supplier of semiconductor product solutions, from May 2015 to February 2019. Before Synaptics, Mr. Ali was vice president and controller at Teledyne Technologies Inc., an instrumentation, software and engineered systems company. Prior to Teledyne, he served as chief financial officer at DALSA Corp., a semiconductor company that was acquired by Teledyne in 2011. Mr. Ali also held key financial management positions at Advanced Micro Devices, Inc. and ATI Technologies Inc., overseeing the finance functions for large business groups. Mr. Ali holds Bachelor of Arts and Master of Arts degrees in Economics from York University; a Master of Business Administration degree from the Schulich School of Business, York University; and CPA, CMA designations from the Chartered Professional Accountants of Ontario, Canada.

Vincent Retort is Lumentum's chief operations officer and executive vice president responsible for managing all Lumentum business units and the company CTO function. Mr. Retort has been an instrumental leader running R&D, operations, the Transmission business unit, and the 3D sensing business unit at various times since Lumentum's spinoff from JDSU. He was previously our senior vice president, research and development from July 2015 through February 2016 and our general manager of the 3D Sensing business unit from December 2018 through April 2020. Prior to joining Lumentum in connection with Lumentum's separation from Viavi in 2015, Mr. Retort was employed by Viavi. Mr. Retort joined Viavi in 2008 as vice president of research & development, communication and commercial optical products ("CCOP"), and became senior vice president of research & development of CCOP in 2011. From 2004 to 2008, Mr. Retort was vice president of product engineering, reliability and quality at NeoPhotonics Corporation, a designer and manufacturer of photonic integrated circuit-based modules and subsystems. From 2002 to 2004, Mr. Retort served as senior director of development engineering, magnetic recording performance at Seagate Technology Holdings plc, an international manufacturer and distributor of computer disk drives. From 2000 to 2002, Mr. Retort served as vice president of product engineering at Lightwave Microsystems Corporation, a communications equipment company. Mr. Retort holds a Master of Science degree in Biological Sciences from Stanford University and a Bachelor of Arts degree in Biology from West Virginia University.

Jason Reinhardt is Lumentum's executive vice president, general manager of imaging and sensing, a position he has held since December 2022. He previously served as our executive vice president, chief transformation officer from May 2022 until December 2022, our chief commercial officer from September 2021 until May 2022, our executive vice president, global sales from February 2016 until September 2021, and was previously our senior vice president of sales from July 2015 through February 2016. Prior to joining Lumentum in connection with Lumentum's separation from Viavi in 2015, Mr. Reinhardt was employed by Viavi. Mr. Reinhardt joined Viavi in May 2008 as director of sales for North America. He was subsequently promoted to senior director of North America sales, vice president and senior vice president of global sales, holding that position from August 2010 until January 2014, after which he focused on charitable humanitarian work while holding a part-time business development position. Mr. Reinhardt returned to a full-time role in June 2015, serving again as Viavi's senior vice president of global sales. Before joining Viavi, Mr. Reinhardt served as deputy country director of HOPE worldwide Afghanistan, senior director of North America sales at Avanex Corporation, and account manager and production engineer at Corning Incorporated. In February 2018, Mr. Reinhardt joined the board of HOPE worldwide Afghanistan. Prior to these roles, he served as an officer in the United States Air Force. Mr. Reinhardt holds a Bachelor of Science degree in Electrical Engineering from Montana State University, a Master of Business Administration degree from Babson College's Franklin W. Olin Graduate School of Business, and a Master of Education – Early Childhood Development from Northern Arizona University.

Judy Hamel has served as Lumentum's senior vice president, general counsel and secretary since May 2018 and prior to that as vice president, general counsel and secretary from July 2015 to May 2018. Prior to joining Lumentum in connection with Lumentum's separation from Viavi in 2015, Ms. Hamel was employed by Viavi. Ms. Hamel joined Viavi in August 2012 as senior corporate counsel. Prior to joining Viavi, from September 2006 to August 2012, Ms. Hamel served as vice president legal affairs at Cortina Systems, Inc., a global communications supplier of port connectivity solutions to the networking and telecommunications sector. Previously, Ms. Hamel worked as a corporate associate at Silicon Valley law firms Cooley Godward LLP and Wilson Sonsini Goodrich and Rosati PC. Ms. Hamel holds a Juris Doctor degree from Santa Clara University School of Law, a Master of Business Administration degree from San Jose State University and a Bachelor of Science degree in Economics and Finance from Southern New Hampshire University.

COMPENSATION DISCUSSION AND ANALYSIS

This discussion of our executive compensation program is designed to provide our stockholders with an understanding of our compensation program in effect for our NEOs who consisted of the following executive officers for fiscal 2023:

- Alan Lowe, our President and Chief Executive Officer;
- Wajid Ali, our Executive Vice President and Chief Financial Officer;
- Vincent Retort, our Chief Operations Officer and Executive Vice President;
- Jason Reinhardt, our Executive Vice President, General Manager of Imaging and Sensing; and
- Judy Hamel, our Senior Vice President, General Counsel and Secretary.

Executive Compensation Program Objectives

Our executive compensation program is designed to reinforce three key long-term objectives:

1 Maximize company long-term value;
2 Increase sustainability across the Company; and
3 Be indispensable to our customers.

Fiscal 2023 Business Performance

Highlights of our fiscal 2023 financial performance in several of our key business metrics, along with comparable measures during fiscal years 2019 through 2023, are set forth in this section:

Net Revenue ($MMs) Performance



Adjusted Earnings Per Share



Adjusted Gross Margin Performance



Adjusted Operating Margin Performance



	Fiscal Year 2023 ($ in millions)	Fiscal Year 2022 ($ in millions)	Fiscal Year 2021 ($ in millions)	Change 2021-2023
Net Revenue	$1,767.0	$1,712.6	$1,742.8	1.4%
Gross Margin	32.2%	46.0%	44.9%	(12.7)%
Adjusted Gross Margin	43.2%	51.6%	50.9%	(7.7)%
Operating Margin	(6.5)%	17.7%	30.2%	(36.7)%
Adjusted Operating Margin	19.2%	30.8%	30.8%	(11.6)%

Adjusted Gross Margin and Adjusted Operating Margin are non-GAAP measures that Lumentum discloses to provide additional information about the operating results of the Company. Please see Appendix B for a reconciliation of Adjusted Gross Margin and Adjusted Operating Margin to their nearest GAAP equivalents.

Executive Compensation Highlights

- Program design is informed by feedback from our stockholders. We engage with stockholders regularly and will continue to do so.
- Fiscal 2023-25 PSUs are based on 3-year revenue targets and 3-year sustainability goals, balancing long-term growth goals with our commitment to responsible corporate citizenship.
- Our annual incentive plan reflects our continuous discipline around profitable growth. For fiscal 2023, executives who participated in the annual incentive plan received payout in the second half of fiscal 2023 in the form of performance stock units to further tie their compensation to stockholder value creation.
- 92% of CEO pay and 87% of NEO pay is driven by company financial, non-financial and stock price performance.
- Our Compensation Committee regularly reviews pay levels and practices against external market best practices.
- We maintain policies that promote sound compensation practices and corporate governance.

2023 Say on Pay Vote and Stockholder Outreach

Our executive compensation program received 82% support from our stockholders in November 2022. As this was a decrease in support from 94% in November 2021, we engaged with stockholders to understand their concerns. We will continue to engage with stockholders regularly to discuss strategic matters including executive compensation.

During 2023, we extended invitations to 25 of our largest stockholders representing 70% ownership of our shares. We met with 8 of our stockholders representing approximately 40% ownership of our shares, and discussed, among other things, our executive compensation program, sustainability program, board diversity and equity plan changes. Stockholder feedback related to our executive pay programs highlighted the following areas for potential improvement:

- disclosure around performance metrics for our short- and long-term incentive plans;
- inclusion of metrics for our sustainability and diversity goals; and
- inclusion of a strategic component of our performance awards as part of our long-term incentive plans.

The Compensation Committee was encouraged by these conversations that the executive pay program is generally meeting the objectives and delivering rewards commensurate with both financial and non-financial performance, and has endeavored to address the concerns raised by stockholders.

The Company values and seeks ongoing feedback from stockholders on all elements of our business. The Compensation Committee will continue to engage with and consider feedback from stockholders to ensure that the executive compensation program remains effective.

Our Approach to Executive Compensation

Our executive compensation program is aligned with our overarching philosophy of paying for demonstrable performance. The program intends to meet several objectives:

- Total compensation should attract, motivate and retain the talent necessary to achieve our business objectives in order to increase long-term value and drive stockholder returns as well as balance financial success with responsible corporate behavior to foster a healthy and successful corporate culture.
- Superior executive talent should be motivated and retained through a strong pay for performance compensation system that provides the opportunity to earn above-average compensation that is aligned with stockholder return for achieving long-term business and financial success.
- Our compensation practices should continue to evolve to align compensation with recognized best practices and to address current market realities.

We adhere to best practices in executive compensation and corporate governance. These provisions protect our stockholders' interests, as follows:

What We Do	What We Don't Do
• Pay for Performance: Approximately 92% of our CEO's and 87% of our other NEOs' fiscal 2023 total target direct compensation was subject to achievement of our strategic, financial or market performance goals • Maintain Stock Ownership Guidelines for our CEO, NEOs and outside directors • Maintain a Clawback Policy that provides for the recapture of both time-based and performance-based awards in the event of a financial restatement • Require "Double-Trigger" for equity acceleration in connection with a change in control • Maintain an independent compensation committee • Engage an independent compensation advisor • Conduct an annual risk review of our compensation programs	• Minimal perquisites awarded to our executive officers • No tax gross-ups upon a change in control • No hedging or pledging of Lumentum securities by employees or directors

Fiscal 2023 Executive Compensation Program Elements



Base Salary
Objective/Purpose: To attract and retain highly-qualified executive talent

Annual Incentives
Objective/Purpose: To incentivize and reward achievement of near-term financial and business results

Long-Term Incentives
Objective/Purpose: To align our executives' interest with those of our stockholders, drive long-term value, and reinforce longer-term consideration

FY23 Annual Incentives*

- 30% **Operating Income (1st Half)**
- 30% **Operating Income (2nd Half)**
- 40% **Revenue (Full-year)**

✖ +/- 20% Strategic Modifier

FY23 Equity Mix

- 50% **RSUs**
- 50% **PSUs**

FY23 PSU Objectives

- 70% **Revenue Growth (3-yrs)**
- 30% **Strategic Scorecard (3-yrs)**

* Includes strategic modifier with potential adjustment of +/- 20% for each half.

Compensation Decision Processes

The Compensation Committee administers and determines the parameters of the executive compensation program. In carrying out its functions, the Compensation Committee seeks input from Semler Brossy, a national compensation consulting firm, as the independent compensation advisor to the Compensation Committee, as well as our management.

Our CEO and Chief Human Resources Officer present to the Compensation Committee performance reviews and compensation recommendations for our NEOs (other than our CEO), taking into account input from Semler Brossy and referencing materials and data prepared by Semler Brossy for the Compensation Committee to assist in the analysis and decision-making process.

The Compensation Committee approves all compensation for our NEOs (other than our CEO). The Compensation Committee reviews and recommends to the board of directors our CEO's compensation, which is reviewed and approved by the board of directors.

No member of the management team is present for the discussion or approval of his or her own compensation.

Peer Group

The Compensation Committee, with input from Semler Brossy, reviews the compensation practices at similarly situated companies that comprise our peer group. The Compensation Committee regularly reviews the peer group to determine if it is appropriate for Lumentum. The characteristics and details around the fiscal 2023 peer group as of June 30, 2023 are listed below.

Characteristics of Peer Group
Companies similar in revenue, size, and business operations to Lumentum

Primary Uses
We reference peer group compensation practices when assessing and approving executive compensation in the following areas:

- Performance and pay relationship
- Executive compensation levels
- Annual and long-term incentive plan design
- Independent director compensation
- Equity plan and share usage
- Change in control and severance
- Benefits and perquisites

Peer Group Companies
Ciena Corporation
Coherent Inc. (formerly II-VI Incorporated)
Entegris
F5
IPG Photonics Corporation
Juniper
Marvell Technology, Inc.
MKS Instruments, Inc.
Monolithic Power Systems
National Instruments
OSI Systems, Inc.
Plantronics
Qorvo, Inc.
Semtech
Skyworks Solutions
Synaptics
Trimble
Viasat, Inc.
Viavi Solutions Inc.
Wolfspeed

Peer Group Financial Positioning

Lumentum and Peer Financial Positioning



Note: Plantronics is excluded from the chart above as it was acquired prior to the end of fiscal 2023.

In addition to the peer group, the Compensation Committee also reviews market data from the US Radford Survey for companies with comparable revenue size to assess the competitiveness of our executive compensation programs. The Compensation Committee considers input from our management team, Company performance, individual performance and experience, and each NEO's role and/or retention and incentive objectives when making its compensation decisions. The Compensation Committee references peer data for purposes of aligning realized pay and ongoing opportunity with absolute and relative performance.

Fiscal 2023 Base Salary

BASE SALARY
Objective/Purpose: To attract and retain highly-qualified executive talent

Base salary represents the fixed portion of our NEOs' compensation and is intended to attract and retain highly talented individuals. In determining base compensation levels, our Compensation Committee analyzes base salary information for similar positions and titles at companies in our compensation peer group and the survey data, and also considers the input from our management team as described above. In fiscal 2023, we made the following changes to bring salaries more in line with desired percentiles of market comparables.

	Fiscal Year 2023 ($)[1]	Fiscal Year 2022 ($)	% Increase
Alan Lowe	1,000,000	900,000	11.1%
Wajid Ali	556,000	520,000	6.9%
Vincent Retort	556,000	520,000	6.9%
Jason Reinhardt	475,000	452,000	5.1%
Judy Hamel	489,000	457,000	7.0%

(1) Actual salaries paid during these periods are described below under the section titled "Summary Compensation Table." For fiscal 2023, the base salary increases were effective September 1, 2022. In June 2023, the Board approved a temporary reduction in cash compensation of 10% for Mr. Lowe, a reduction of 7.5% for Messrs. Ali, Retort and Reinhardt, as well as other employees at the EVP level, a reduction of 5% for Ms. Hamel and all other employees at the SVP level, and a reduction of 2.5% for employees at the VP level, effective from July 2, 2023 through the end of December 2023 as part of company-wide cost reduction efforts.

Annual Incentive Plan

ANNUAL INCENTIVES
Objective/Purpose: To incentivize and reward achievement of near-term financial and business results

We operate an annual incentive plan ("AIP") under our Executive Officer Performance-based Incentive Plan, which plan is intended to reward our NEOs for achieving annual financial goals.

Fiscal 2023

The Compensation Committee approved consolidated revenue and adjusted operating income dollars as the primary performance measures under the AIP for determining incentive amounts for our NEOs in fiscal 2023. These measures reflect the Company's success in sustaining and growing the customer base while maintaining profitability, which the Compensation Committee believes are critical measures for Lumentum on an ongoing basis.

For fiscal 2023, the bonus pool under the AIP was measured (i) 30% based on first half adjusted operating income, which was paid after the close of our second quarter, and (ii) 30% based on second half adjusted operating income and 40% based on full year revenue, which was paid after the close of our fiscal 2023. The operating income targets were set at the beginning of our fiscal year for each half year with measures based upon our annual operating plan. Revenue is measured on a full year basis based on our annual operating plan. No bonus pool is created if operating income dollars are below zero, regardless of revenue achieved. Our rationale for having a higher emphasis on operating income than revenue is to ensure that growth is achieved profitably. The 70% of the AIP based on second half operating income and full year revenue was granted as a share-based award that vests after one-year performance. The use of shares for this portion of the award for the first time in 2023 was done to further underscore alignment with stockholder feedback. To determine the number of shares subject to the share-based portion of each award, the dollar value at target was divided by the volume weighted average price for the month of July 2022 and the result was increased by 25% with such increase intended to mitigate risk associated with potential stock price fluctuation.

We also continued to use a strategic measure to the AIP for fiscal 2023 that acts as a modifier to the AIP payout. The Compensation Committee believes that focusing on specific operational objectives is important to measuring success and that these strategic measures help drive improvements in operational execution. The Compensation Committee has the discretion to adjust payouts by up to 20% in either direction for achievement of the strategic modifier based on the Compensation Committee's subjective assessment with management's input of certain operational measures in our business during fiscal 2023. The modifier impacts payouts for the first half of the year separately from payouts for the second half of the year.

Historically, our Compensation Committee has used this modifier conservatively. Since 2016, we applied a decrease of 10% three times (in the first and second halves of fiscal 2017, and in the first half of fiscal 2018), a decrease of 7.5% once in the first half of fiscal 2022, and an increase of 10% once (in the second half of fiscal 2020).

AIP Measures

The bonus pool created under the AIP with respect to any performance measure is based on a linear interpolation between threshold performance (50% payout) and target, and from target to maximum performance (200% payout). Target performance, which results in funding of 100%, is a narrow range (instead of a single target) to provide flexibility if performance is close to target levels.

Ist Half Fiscal 2023 Op. Income (% of target)	2nd Half Fiscal 2023 Op. Income (% of target)	Fiscal 2023 Revenue (% of target)	Payout
125% or more	125% or more	110% or more	200%
100%	100%	100%	100%
60%	60%	80%	50%
Less than 60%	Less than 60%	Less than 80%	0%

Fiscal 2023 Annual Incentive Plan

Fiscal 2023 Annual Incentive Plan Achievement

Following the end of fiscal 2023, the Compensation Committee reviewed the achievement of the performance measures under the AIP and determined that we achieved positive operating income for the first half of fiscal 2023, did not achieve operating income above the threshold for the second half of fiscal 2023, and achieved revenue above the full year target as shown below. No strategic modifiers were applied.

	Target ($)	Modifier Applied	Performance as % of Target (%)
1st Half Adjusted Operating Income – 30% weight	250.2M	--	106.2
2nd Half Adjusted Operating Income – 30% weight	273.1M	—	0.0
Full year Consolidated Revenue – 40% weight	2,176.0M	—	53.0

Total fiscal 2023 AIP payouts for our NEOs were as follows:

	Fiscal 2023 AIP IH Target (30%)		Fiscal 2023 AIP IH Cash Payout		Fiscal 2023 AIP 2H PSU Target[1]		
	Target ($)		Payout ($)	IH Payout (%)	shares granted at target (#)	shares that vested upon achievement (#)	% of 2H Target Earned (%)[2]
Alan Lowe	360,000		382,320	106.2%	12,835	3,887	30.3%
Wajid Ali	150,120		159,427	106.2%	5,352	1,621	30.3%
Vincent Retort	150,120		159,427	106.2%	5,352	1,621	30.3%
Jason Reinhardt	128,250		136,202	106.2%	4,572	1,384	30.3%
Judy Hamel	110,025		116,847	106.2%	3,922	1,188	30.3%

(1) Includes 25% premium for stock price risk. See "Fiscal 2023 Annual Incentive Plan" above.

(2) Total AIP payout for fiscal 2023 was 53%. This is calculated at 106.2% for 1H operating income performance for 30% of target, 0% for 2H operating income performance for 30% of target, and 53.0% for full year revenue performance for 40% of target.

Equity Incentive Awards

LONG-TERM INCENTIVES

Objective/Purpose: To align our executives' interest with those of our stockholders, to promote long-term value creation, and to drive longer-term operational goals that are not adequately captured in the annual incentive

We use annual equity awards to deliver long-term incentive compensation opportunities to our NEOs and periodically make additional equity awards to address special situations as they may arise from time to time, such as in connection with promotions to provide an additional retention incentive. Our equity incentive awards are intended to align the interests of our NEOs with those of our stockholders. Equity awards are subject to time or performance vesting requirements to drive performance and encourage retention.

In fiscal 2023, 50% of each NEO's annual equity awards was in the form of PSUs with a three-year performance period, with the remaining 50% of each NEO's annual equity awards in the form of time-based RSUs. PSU awards related to AIP are described above under Annual Incentive Plan and not included in this section. The Compensation Committee believes that multi-year performance requirements are important to further enhance the link between the interests of our stockholders and our NEOs. Time based RSUs are granted to our NEOs in fiscal 2023 vest 1/3 after one year and quarterly for the next two years thereafter subject to the NEO's continued service through each vesting date.

The size of annual equity awards for our NEOs is determined by the Compensation Committee's taking into account each executive's role, performance, and current market information.

	2023 Annual Equity Awards					
	Target Value of PSUs ($)	Number of PSUs at Target[1][2]	Target Value of RSUs ($)	Number of RSUs[1]	Total Value of Equity Awards at Target ($)	Number of Equity Shares Awarded at Target[1]
Alan Lowe	5,100,000	62,345	5,100,000	62,346	10,200,000	124,691
Wajid Ali	1,750,000	21,393	1,750,000	21,393	3,500,000	42,786
Vincent Retort	2,100,000	25,671	2,100,000	25,672	4,200,000	51,343
Jason Reinhardt	1,300,000	15,892	1,300,000	15,892	2,600,000	31,784
Judy Hamel	975,000	11,919	975,000	11,919	1,950,000	23,838

(1) The number of actual shares per grant award was determined using the volume weighted average price for the month of July 2022, which was $81.8020.

(2) The PSUs in this table do not include PSUs granted as part of the AIP which are described in the Annual Incentive Plan section.

Fiscal 2023 PSU Structure

3-yr Revenue Growth (70%)	• 70% of the fiscal 2023 PSUs (the "2023 Revenue PSUs") are based on our achievement of revenue goals over three years • Up to 1/3 of the target award related to revenue can be "banked" in each of year 1 and year 2 for achievement of the annual revenue goal • "Banked" units are not vested until the end of year 3 when performance for the entire period is certified. The Committee believes that this "banking" structure appropriately balances long-term achievement with the year to year variability in the business environment • Maximum payout for this metric is 300%, with vesting upon certification of achievement at the end of the performance period, however the total maximum vesting of the 2023 PSU is 250% of target
3-yr Strategic Scorecard (30%)	• 30% of the fiscal 2023 PSUs (the "2023 Strategic PSUs") are based on our achievements against a scorecard of Strategic and Corporate Responsibility metrics through fiscal 2025 • Performance against scorecard measures is achieved at the completion of the 3-year performance period • The Scorecard includes 3 categories of measures: Maximize Company Long-Term Value; Increase Sustainability across the Company; and Be Indispensable to Our Customers • There is no "banking" on this portion of the award • Maximum payout for this metric is 150%, with vesting upon certification of achievement at the end of the performance period

Total maximum payout for full fiscal 2023 PSUs is 250%.

Stock Ownership Guidelines

Our stock ownership guidelines require all executive officers and directors to maintain a significant equity investment in Lumentum based upon a multiple of his or her base salary or annual cash retainer, respectively. The ownership requirement for non-employee directors was changed from 3x to 5x of annual cash retainer in February 2022.

Title	Ownership Requirement
CEO	5x base salary
All Other Executive Officers	2x base salary
Directors	5x annual cash retainer

Shares owned outright, unvested and vested restricted stock and restricted stock units, and any stock options exercisable within 60 days count toward the ownership requirements. These ownership levels must be attained within five years from the later of the date that changes to the guidelines were approved if serving as a non-employee director at the time of approval or the date of initial election or appointment to the board of directors, or within five years following appointment in the case of an executive officer. All directors and executive officers were in compliance or on track to achieve compliance with the guidelines based on the Compensation Committee's review.

Post-Employment Compensation

Our NEOs are provided certain protections in the event of their termination of employment under specified circumstances, including following a change in control of the Company. We believe that these protections serve our retention objectives by helping our NEOs maintain continued focus and dedication to their responsibilities to maximize stockholder value, including in the event of a transaction that could result in a change in control of the Company. In September 2021, the Compensation Committee, in consultation with Semler Brossy, reviewed market practices and our retention goals for our NEOs and the Board of Directors and Compensation Committee made certain amendments to their severance and change in control-related benefits. See "Employment Agreement with Mr. Lowe" and "2015 Change in Control and Severance Benefits Plan, as amended" sections below.

Hedging and Pledging Policy

In addition to forbidding the trading of securities (of Lumentum or otherwise) on material nonpublic information, our insider trading policy strictly prohibits hedging or pledging of our securities, as well as engaging in any other derivative securities transaction, using our securities as collateral for loans, and holding our securities in margin accounts.

Clawback Policy

The Compensation Committee amended our clawback policy in August 2023. The clawback policy allows our board of directors the discretion to recover cash incentive plan awards and time-based and performance-based equity awards that are earned based on financial results, if those results are restated within three years of being earned as a result of fraudulent or illegal conduct. The policy covers our executive officers. We intend to adopt a clawback policy that meets the Nasdaq listing rules before December 1, 2023.

Federal Income Tax Consequences

Internal Revenue Code Section 162(m) limits the deductibility of compensation paid by most publicly held companies to certain of their executive officers and other covered employees to $1,000,000 per year. While the Compensation Committee considers the deductibility of compensation as a factor in making compensation decisions, the Compensation Committee retains the flexibility to provide compensation that is consistent with our goals for our executive compensation program even if such compensation is not fully tax deductible. The Compensation Committee may make decisions that result in compensation expense that is not fully deductible when it believes that such payments are appropriate to attract, retain or motivate executive talent.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis section with management. Based on its review and discussions with management, the Compensation Committee recommended to our board of directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended July 1, 2023.

The Compensation Committee:

Ian S. Small (current Chair)
Brian J. Lillie *(former Chair)*
Isaac H. Harris

Summary Compensation Table

The following table provides certain summary information concerning the compensation awarded to, earned by, or paid to each of our NEOs for the fiscal year ended July 1, 2023 and, to the extent required under the SEC executive compensation rules, the fiscal years ended July 2, 2022 and July 3, 2021.

Name and Principal Position	Year	Salary ($)[1]	Stock Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	All Other Compensation ($)[4]	Total ($)
Alan Lowe	2023	980,769	12,528,619	382,320	14,024	13,905,732
President and Chief Executive Officer	2022	880,769	8,901,523	1,006,452	5,000	10,793,744
	2021	806,402	8,565,127	923,160	5,000	10,299,689
Wajid Ali	2023	549,077	4,385,372	159,427	3,666	5,097,542
Executive Vice President, Chief Financial Officer	2022	516,154	3,317,096	436,129	—	4,269,379
	2021	503,210	3,084,448	461,580	—	4,049,238
Vincent Retort	2023	549,077	5,164,915	159,427	19,478	5,892,897
Chief Operations Officer and Executive Vice President	2022	516,067	4,074,540	436,129	5,000	5,031,736
	2021	513,975	3,722,665	461,165	5,000	4,702,805
Jason Reinhardt	2023	470,577	3,312,032	136,202	8,210	3,927,020
Executive Vice President, General Manager of Imaging and Sensing	2022	450,250	2,559,651	377,653	5,000	3,392,554
	2021	463,988	2,243,188	377,650	5,000	3,089,826
Judy Hamel	2023	482,846	2,528,936	116,847	11,307	3,139,936
Senior Vice President, General Counsel and Secretary	2022	450,654	1,880,504	319,409	5,000	2,655,567
	2021	436,444	1,520,478	342,492	5,000	2,304,414

(1) Actual salary earned during fiscals 2023, 2022, or 2021, as applicable.

(2) Amounts shown do not reflect compensation actually received by the NEO. Instead, the amounts shown are the grant date fair value in the period presented as determined pursuant to FASB ASC Topic 718 which fair value is based on the closing market price of our common stock on the date of grant for RSUs, RSAs and PSUs. The amounts shown include PSU awards which are calculated based on achievement at target. as follows: for fiscal 2023 PSUs, including AIP PSU awards, $6,848,898 (Mr. Lowe), $2,436,470 (Mr. Ali), $2,826,195 (Mr. Retort), $1,864,270 (Mr. Reinhardt), and $1,443,115 (Ms. Hamel); for fiscal 2022 PSUs, $4,429,599 (Mr. Lowe), $1,650,662 (Mr. Ali), $2,027,583 (Mr. Retort), $1,273,740 (Mr. Reinhardt), and $935,781 (Ms. Hamel); and for fiscal 2021 PSUs, $4,282,520 (Mr. Lowe), $1,650,662 (Mr. Ali), $1,886,376 (Mr. Retort), Assuming the highest level of performance is achieved under the applicable performance measures for 2023 PSUs, the maximum possible value of the PSUs using the fair value of our common stock on the date that such awards were granted for accounting purposes is: for fiscal 2023 PSUs, including AIP PSU awards, $16,537,611 (Mr. Lowe), $5,847,390 (Mr. Ali), $6,821,705 (Mr. Retort), $4,452,421 (Mr. Reinhardt), and $3,429,140 (Ms. Hamel); for fiscal 2022 PSUs, $11,073,998 (Mr. Lowe), $4,126,655 (Mr. Ali), $5,068,958 (Mr. Retort), $3,184,351 (Mr. Reinhardt), and $2,339,453 (Ms. Hamel); and for fiscal 2021 PSUs, $8,211,730 (Mr. Lowe), $2,955,922 (Mr. Ali), $3,615,558 (Mr. Retort), $2,149,714 (Mr. Reinhardt), and $1,465,833 (Ms. Hamel).

(3) Non‑Equity Incentive Plan Compensation for fiscals 2023, 2022, and 2021 was paid pursuant to the Lumentum Annual Incentive Plan. For fiscal 2023, the Non‑Equity Incentive Plan Compensation reflects the cash payout for the first half of Fiscal 2023. The second half payout for fiscal 2023 was paid in PSUs and is reflected in the Stock Award column assuming achievement at target. See "Annual Cash Incentive Plan" for an additional discussion.

(4) All amounts represent 401(k) matching, imputed income for GTL and HSA employer matching contributions by Lumentum. In fiscal 2023, All Other Compensation for Mr. Retort included $14,478 of imputed income for GTL.

2023 Grants of Plan-Based Awards Table

The following table sets forth information with respect to plan-based compensation in fiscal 2023 to each NEO, including cash incentive opportunities for 1H fiscal 2023 under the AIP and equity in the form of RSUs and PSUs, including PSU awards for 2H fiscal 2023 under the AIP. The terms of the AIP opportunities are described in "Compensation Discussion and Analysis – Annual Incentive Plan," and the material terms of the equity awards are described in "Compensation Discussion and Analysis – Equity Incentive Awards". See "Compensation Discussion and Analysis" for a description of the material factors necessary to an understanding of the information disclosed below.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards [2]			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock Awards ($)[1]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Alan Lowe	N/A	180,000	360,000	720,000					
	8/24/2022				31,172	62,345	155,862		5,679,630
	8/24/2022							62,346	5,679,721
	8/24/2022[3]				6,417	12,835	25,670		1,169,269
Wajid Ali	N/A	75,060	150,120	300,240					
	8/24/2022				10,696	21,393	53,482		1,948,902
	8/24/2022							21,393	1,948,902
	8/24/2022[3]				2,676	5,352	10,704		487,567
Vince Retort	N/A	75,060	150,120	300,240					
	8/24/2022				12,835	25,671	64,177		2,338,628
	8/24/2022							25,672	2,338,719
	8/24/2022[3]				2,676	5,352	10,704		487,567
Jason Reinhardt	N/A	64,125	128,250	256,500					
	8/24/2022				7,946	15,892	39,730		1,447,761
	8/24/2022							15,892	1,447,761
	8/24/2022[3]				2,286	4,572	9,144		416,509
Judy Hamel	N/A	55,013	110,025	220,050					
	8/24/2022				5,959	11,919	29,797		1,085,821
	8/24/2022							11,919	1,085,821
	8/24/2022[3]				1,961	3,922	7,844		357,294

(1) Reflects grant date fair value of awards at target computed in accordance with FASB ASC Topic 718. Assumptions underlying the valuations are set forth in footnote 2 to the Summary Compensation Table above. These amounts do not correspond to the actual value that may be realized by the NEOs.

(2) Reflects the cash portion of the AIP for 1H fiscal 2023 at threshold of 50%, target at 100% and maximum of 200%.

(3) Reflects AIP PSUs for 2H fiscal 2023 at threshold of 50%, target at 100% and maximum of 200%.

Outstanding Equity Awards at Fiscal Year-End Table

The following table provides information regarding outstanding equity awards and applicable market values at the end of fiscal 2023.

Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)[7]	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
	8/19/2020	16,792[2]	952,610		
	8/19/2020	2,717[3]	154,135		
	8/19/2020	4,177	233,557		
	8/31/2021	21,505	1,219,979		
	9/10/2021			51,615[4]	2,928,119
	8/24/2022	3,887[5]	220,510		
	8/24/2022			62,345[6]	3,536,832
Alan Lowe	8/24/2022	62,346	3,536,889		
	8/19/2020	5,928[2]	336,295		
	8/19/2020	989[3]	56,105		
	8/19/2020	1,483	84,131		
	8/31/2021	8,013	454,577		
	9/10/2022			21,393[4]	1,213,625
	8/24/2022	1,621[5]	91,959		
	8/24/2022			21,393[6]	1,213,625
Wajid Ali	8/24/2022	21,393	1,213,625		
	8/19/2020	7,252[2]	411,406		
	8/19/2020	1,209[3]	68,587		
	8/19/2020	1,813	102,851		
	8/31/2021	9,843	558,393		
	9/10/2021			23,626[4]	1,340,303
	8/24/2022	1,621[5]	91,959		
	8/24/2022			25,671[6]	1,456,316
Vince Retort	8/24/2022	25,672	1,456,373		
	8/19/2020	4,311[2]	244,563		
	8/19/2020	719[3]	40,789		
	8/19/2020	1,079	61,212		
	8/31/2021	6,183	350,762		
	9/10/2021			14,842[4]	841,987
	8/24/2022	1,384[5]	78,514		
	8/24/2022			15,892[6]	901,553
Jason Reinhardt	8/24/2022	15,892	901,553		
	8/19/2020	2,940[2]	166,786		
	8/19/2020	491[3]	27,854		
	8/19/2020	735	41,697		
	8/31/2021	4,542	257,668		
	9/10/2021			10,904[4]	618,584
	8/24/2022	1,188[5]	67,395		
	8/24/2022			11,919[6]	676,165
Judy Hamel	8/24/2022	11,919	676,165		

(1) Amounts reflecting market value of RSUs and PSUs are based on the price of $56.73 per share, which was the closing price of our common stock as reported on NASDAQ on July 1, 2023, the last trading day of our most recent fiscal year. The PSUs are calculated based on achievement at 100% of target for any performance periods not yet completed.

(2) PSUs that vest based upon the Company's performance in fiscals 2021, 2022 and 2023 and cumulative performance for fiscals 2021, 2022 and 2023, in each case relative to EPS targets and strategic objectives set by the Compensation Committee. The PSU share amounts and values in the table above are based on achievement at 66.67% of target and vested on August 19, 2023.

(3) PSUs that vest based upon the Company's performance in fiscal 2021 relative to EPS targets set by the Compensation Committee. The PSU share amounts and values in the table above are based on achievement at 152.5% of target and vested over three years through August 19, 2023.

(4) PSUs that vest based on the Company's performance in fiscals 2022, 2023 and 2024 and cumulative performance for fiscals 2022, 2023 and 2024, in each case relative to EPS targets and strategic objectives set by the Compensation Committee. The PSU share amounts and values in the table above are based on achievement at targets. These PSUs vest, once achievement is determined, on the third anniversary of the grant date.

(5) PSUs that vest based upon the Company's performance in fiscal 2023 for full year revenue and second half operating income targets under the Annual Incentive Plan. The PSU share amounts and values in the table above are based on actual achievement of 53.01% for full year revenue performance and vested on August 24, 2023. No shares vested based on achievement of second half operating income targets.

(6) PSUs that vest based upon the Company's performance in fiscals 2023, 2024 and 2025 and cumulative performance for fiscals 2023, 2024 and 2025, in each case relative to revenue targets and strategic objectives set by the Compensation Committee. The PSU share amounts and values in the table above are based on achievement at target. These PSUs vest, once achievement is determined, on the third anniversary of the grant date.

(7) Time-based RSUs that vest 1/3 of the awarded units on the first anniversary of the grant date and the remainder of the units in equal quarterly installments for two years thereafter.

Stock Vested in 2023

The following table sets forth information on vesting of equity awards during fiscal 2023 for each NEO. The table includes: (i) the number of shares received from the vesting of RSUs and PSUs and (ii) the aggregate dollar value realized upon the vesting of such RSUs and PSUs.

	Stock Awards	
Name	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)[1]**
Alan Lowe	117,810	9,324,386
Wajid Ali	44,133	3,505,804
Vincent Retort	53,192	4,213,998
Jason Reinhardt	31,206	2,456,664
Judy Hamel	20,674	1,609,507

(1) Represents the amounts realized based on the product of the number of shares acquired and the closing price of our common stock on Nasdaq on the vesting date.

CEO Pay Ratio

Our CEO pay ratio is calculated in accordance with Item 402(u) of Regulation S-K and provides a reasonable estimate of the ratio of our CEO's annual total compensation to the median of the annual total compensation of all employees other than the CEO.

CEO total compensation as reported in Summary Compensation Table:	$13,905,732
Median employee annual total compensation:	$18,426
Ratio of our CEO to median employee:	755 to 1

We used the methodology, assumptions and estimates described below to determine the annual total compensation of the "median employee":

- We identified the median employee by reviewing the fiscal 2023 salary (or wages plus overtime and other compensation components, as applicable) and annual cash bonus paid to all employees worldwide as of July 1, 2023;
- We included employees working on a full-time, part-time, or interim basis, as well as contractual employees (as determined by the legal framework in a particular jurisdiction for contractual status);
- We annualized the base salary, but not the cash incentive paid for the fiscal year, for any full-time employees who were hired in fiscal 2023 but did not work for us for the entire fiscal year;
- Cost of living adjustments were not applied;
- For employees not paid in U.S. dollars, we applied a local currency-to-U.S. dollar exchange rate from Bloomberg on the last business day of the fiscal year; and
- Annual total compensation for the median employee was then calculated using the same methodology we use for calculating CEO pay as outlined in the Summary Compensation Table.

Pay Versus Performance

The following table shows, for the past three fiscal years, the total compensation for our NEOs as set forth in the Summary Compensation Table, above the "compensation actually paid" to our Principle Executive Officer ("PEO") and on an average basis, our other NEOs ("non-PEO NEOs") (in each case, as determined under SEC rules), our total shareholder return ("TSR"), our peer group TSR (NASDAQ 100 Technology Sector Index), our net income, and revenue.

Fiscal Year	Summary Compensation Table Total for PEO[1]	Compensation Actually Paid to PEO[2]	Average Summary Compensation Table Total for non-PEO NEOs[3]	Average Compensation Table Total for non-PEO NEOs[2]	Total Shareholder Return[4]	Peer Group Total Shareholder Return[4]	Net Income (Loss) ($M)[5]	Revenue ($M)[6]
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2023	$13,905,732	$6,157,896	$4,514,349	$2,014,899	$74.52	$139.07	($131.6)	$1,767.0
2022	$10,793,744	$10,940,691	$3,837,309	$3,910,681	$102.22	$108.03	$198.9	$1,712.6
2021	$10,299,689	$12,146,329	$3,551,321	$4,214,728	$109.64	$149.90	$397.3	$1,742.8

(1) The dollar amounts reported in column (b) are the amounts of total compensation reported for PEO (Lowe) for each corresponding year (which was Alan Lowe for each year) as shown in the "Total" column of the Summary Compensation Table. Refer to "Executive Compensation – Executive Compensation Tables – Summary Compensation Table."

(2) The dollar amounts reported in columns (c) and (e) represent the amount of "compensation actually paid" ("CAP"), as computed in accordance with SEC rules. "Compensation actually paid" does not mean that the applicable NEO was actually paid those amounts, but is a dollar amount derived by starting with the summary compensation table total compensation and then applying certain adjustments under applicable SEC rules. We do not have a defined benefit plan so no adjustment for pension benefits is included in the table below. Similarly, no adjustment is made for dividends as dividends are factored into the fair value of the award, and we have never paid a dividend. No stock awards granted during a fiscal year vest during that same fiscal year.

The following table details these adjustments for each fiscal year for our PEO and for our non-PEO NEOs on average:

Fiscal Year		Summary Compensation Table Total (a)	Subtract Grant Date Fair Value of Stock Awards (b)	Add Fair Value at Fiscal Year-end of Outstanding and Unvested Options Awards and Stock Awards Granted in Fiscal Year (a)	Adjust for Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years (b)	Adjust for Change in Fair Value of Outstanding Option Awards and Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year (c)	Subtract Fair Value of Prior Fiscal Year-End of Option Awards and Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year (c)	CAP
2023	PEO	$13,905,732	($12,528,619)	$7,293,688	($4,368,577)	$1,855,672	$0	$6,157,896
	Non-PEO NEOs	$4,514,349	($3,847,814)	$2,206,098	($1,430,875)	$573,141	$0	$2,014,899
2022	PEO	$10,793,744	($8,901,523)	$8,033,359	($132,894)	$1,148,005	$0	$10,940,691
	Non-PEO NEOs	$3,837,309	($2,957,948)	$2,669,459	($44,163)	$406,023	$0	$3,910,681
2021	PEO	$10,299,689	($8,565,127)	$8,245,083	$1,274,229	$892,454	$0	$12,146,329
	Non-PEO NEOs	$3,551,321	($2,655,195)	$2,558,147	$446,044	$314,411	$0	$4,214,728

(a) The dollar amounts reported in the Summary Compensation Table for the applicable year.

(b) The grant date fair value of equity awards represents the total of the amounts reported in the "Stock Awards" column in the Summary Compensation Table for the applicable year.

(c) *In accordance with applicable SEC rules, the fair values of unvested and outstanding equity awards to our NEOs were remeasured as of the end of each fiscal year, and as of each vesting date, during the years displayed in the table above. Specifically, we measured the fair value of restricted stock units based on the closing price on the relevant measurement date and the fair value of PSUs, based on the probability of achievement on the relevant measurement date.*

(3) *The dollar amounts reported in column (d) represent the average of the amounts reported for the Company's non-PEO NEOs as a group in the "Total" column of the Summary Compensation Table in each applicable year.*

The names of each of the non-PEO NEOs in each applicable year are as follows:

Fiscal years 2021 through 2023	Wajid Ali, Vincent Retort, Jason Reinhardt, and Judy Hamel

(4) *TSR determined in Column (f) is based on the cumulative value of an initial fixed investment of $100 in our common stock as of June 28, 2020 (the last trading day prior to the start of fiscal year 2021). TSR determined in Column (g) is based on the cumulative value of an initial fixed investment of $100 in the NASDAQ 100 Technology Sector Index (the peer group used in our stock performance graph in our Annual Report on Form 10-K) as of June 28, 2020, assuming reinvestment of all dividends until the last day of each reported fiscal year.*

(5) *The dollar amounts in Column (h) are our GAAP Net Income (Loss) for each fiscal year (in millions).*

(6) *We selected Revenue as our Company Selected Measure, which is the most important financial measure that links company performance with Compensation Actually Paid. Dollar amounts in Column (i) are our GAAP Revenue for each fiscal year (in millions).*

Relationship Between Compensation Actually Paid and Performance Measures

The graphs below illustrate the relationship between compensation actually paid to our PEO and the average of the compensation actually paid to our Non-PEO NEOs, with (i) our TSR and the NASDAQ 100 Technology Section Index (our peer group TSR), (ii) our net income, and (iii) our Revenue, in each case, for the fiscal years 2021 through 2023.

TSR amounts reported in the graph are cumulative and assume an initial fixed investment of $100 as of June 28, 2020 (the last trading day prior to the start of fiscal year 2021), and that all dividends, if any, were reinvested.

LITE and Index TSR vs CAP



LITE Net Income vs CAP





Performance Measures

A mix of performance measures are used in order to align executive pay with Company performance. As required by SEC rules, the financial performance measures that we have identified as the most important financial and non-financial measures used to link compensation actually paid to our NEOs for fiscal 2023. Each of these is described in more detail in the CD&A above.

Revenue
Operating Income
Sustainability Goals

Pension Benefits

Aside from our 401(k) Plan, we do not maintain any pension plan or retirement arrangement under which our NEOs are entitled to participate or receive post-retirement benefits.

Non-Qualified Deferred Compensation

We do not maintain any non-qualified deferred compensation plans or arrangements under which our NEOs are entitled to participate.

Employment Agreement with Mr. Lowe

Lumentum entered into an employment agreement with Alan Lowe in August 2015, which was amended and restated in September 2021. The amended employment agreement has a term of three years from September 1, 2021 and automatically renews for one year terms unless either party provides written notice of non-renewal at least 90 days prior to the end of the term. The employment agreement generally provides Mr. Lowe an annual base salary, an annual target bonus, and equity awards. The amended agreement makes Mr. Lowe eligible to participate in the employee benefit plans maintained by Lumentum or its subsidiary, Lumentum Operations LLC (the "LLC"), and generally applicable to the senior executives of the Company. The employment agreement also provides Mr. Lowe lump sum cash payments and vesting acceleration of outstanding Lumentum equity awards under certain terminations of his employment. For additional information concerning Mr. Lowe's change of control benefits, see "Potential Payments Upon a Termination or Change in Control".

CEO Change in Control and Termination Benefits

If Mr. Lowe's employment is terminated without "cause," he resigns for "good reason," (each as defined in his employment agreement) or his employment terminates due to death or disability, during a period between a potential change in control date and ending 18 months following the consummation of a change in control (the "Coverage Period"), Mr. Lowe will receive from the Company (subject to Mr. Lowe signing and not revoking a release of claims with Lumentum and the LLC that becomes effective in accordance with the agreement):

i   a lump sum cash payment of 200% of his base salary for the year in which his employment is terminated plus 200% of the greater of his target annual bonus for the year in which his employment terminated or the mean average of his annual bonuses paid in the 3 years preceding the year in which his employment was terminated;

ii   vesting acceleration of 100% of Mr. Lowe's outstanding Lumentum equity awards (including accelerated vesting of any performance-based awards at actual achievement for completed performance periods and at 100% of the target achievement level for uncompleted performance periods) (effective the later of the date of termination or the date of the consummation of the change in control); and

iii a lump sum cash payment of 24 multiplied by the monthly health insurance continuation premiums for the health, dental, and vision insurance options in which Mr. Lowe and his eligible dependents are enrolled on the termination date.

If Mr. Lowe's employment is terminated without "cause," or he resigns for "good reason", in either case, outside the Coverage Period, he will receive (subject to Mr. Lowe signing and not revoking a release of claims with Lumentum and the LLC that becomes effective in accordance with the agreement):

i   a lump sum cash payment equal to 200% of his base salary for the year in which his employment is terminated and 200% of the greater of his target annual bonus for the year of termination or the average of annual bonus paid in the 3 years preceding the year of termination;

ii   acceleration of Mr. Lowe's outstanding time-based Lumentum equity awards such that Mr. Lowe will be vested in the number of Lumentum time-based equity awards that Mr. Lowe would have been vested in had Mr. Lowe remained continuously employed for an additional 12 months following the termination date, and acceleration of performance-based equity awards as follows:

a   if Mr. Lowe's termination date occurs before the end of the applicable performance period that relates to a portion of a performance-based equity award, then acceleration of vesting is the product of (i) the target number of units or shares subject to such portion of the performance-based equity award, as applicable, multiplied by (ii) the quotient derived from the number of full months that Mr. Lowe remained in continuous service from the beginning of the performance period through termination date, over the total months from the beginning of the performance period through the end of the applicable vesting period for such portion, plus

b   if Mr. Lowe's termination date occurs on or after the end of the applicable performance period that relates to a portion of a performance-based equity award, then acceleration of vesting is the number of units or shares subject to such portion of the performance-based equity award, as applicable, which have been earned, but not yet vested as of the termination date (or in the event that the determination of the achievement for such completed performance period has not yet been approved by the compensation committee as of the termination date, then the number of units or shares subject to such earned award that will be earned as of the date the compensation committee determines the achievement of the performance objective for such performance period); and

iii a lump sum cash payment equal to 18 multiplied by the monthly health insurance continuation premiums for the health, dental, and vision insurance options in which Mr. Lowe and his eligible dependents are enrolled on the termination date.

If Mr. Lowe's employment is terminated due to his death or disability outside the Coverage Period (subject to Mr. Lowe (or his successor) signing and not revoking a release of claims with Lumentum and the LLC that becomes effective in accordance with the agreement):

i   vesting acceleration of 100% of Mr. Lowe's outstanding Lumentum equity awards (including accelerated vesting of any performance-based awards at actual achievement for which the applicable performance period has been completed, or at 100% of the target achievement level for performance periods that are not completed).

2015 Change in Control and Severance Benefits Plan, as amended

In April 2015, the board of directors of Viavi approved the Lumentum 2015 Change in Control and Severance Benefits Plan (the "Lumentum CIC Plan"), which was last amended by the Lumentum Compensation Committee in September 2021. Pursuant to the plan, eligible executives, including the NEOs (except for the CEO), will receive cash payments, COBRA reimbursements, and accelerated vesting of options, restricted stock units and other securities under the following circumstances.

In the event an eligible executive's employment is terminated without "cause" (as defined in the Lumentum CIC Plan) or the eligible executive resigns for "good reason" (as defined in the Lumentum CIC Plan), in either case, occurring outside the date beginning on the public announcement of an intent to consummate a change in control of Lumentum and ending 12 months following the consummation of the change in control, the eligible executive will be entitled to receive from the Company (subject to the executive signing and not revoking a release of claims that become effective in accordance with the Lumentum CIC Plan):

i   accelerated vesting of unvested Lumentum time-based equity awards held at the time of termination as to the number of shares that otherwise would vest over the nine-month period following the termination date, and acceleration of performance-based equity awards as follows:

    a   if an eligible executive's termination date occurs before the end of the applicable performance period that relates to a portion of a performance-based equity award, then acceleration of vesting as to the product of (i) the target number of units or shares subject to such portion of the performance-based equity award, as applicable, multiplied by (ii) the quotient derived from the number of full months the eligible executive remained in continuous service from the beginning of the performance period through termination date, over the total months from the beginning of the performance period through the end of the applicable vesting period for such portion, plus

    b   if an eligible executive's termination date occurs on or after the end of the applicable performance period that relates to a portion of a performance-based equity award, then acceleration of vesting is the number of units or shares subject to such portion of the performance-based equity award, as applicable, which have been earned, but not yet vested as of the termination date (or in the event that the determination of the achievement for such completed performance period has not yet been approved by the compensation committee as of the termination date, then the number of units or shares subject to such earned award that will be earned as of the date the compensation committee determines the achievement of the performance objective for such performance period);

ii   a lump sum payment (less applicable tax and other withholdings) equal to 12 months of base salary plus 100% of the greater of the eligible executive's target annual bonus for the year in which employment terminated or the mean average of the eligible executive's annual bonuses paid in the 3 years preceding the year in which employment was terminated; and

iii   reimbursement of COBRA premiums for the lesser of 12 months or the maximum allowable COBRA period.

In the event of a qualifying termination (as defined below), each of the eligible executives will be entitled to receive:

i   accelerated vesting of outstanding Lumentum equity awards (including accelerated vesting of any performance-based awards at actual achievement for completed performance periods and at 100% of the target achievement level for uncompleted performance periods) (effective as of the later of the date of termination or the date of the consummation of the change in control);

ii   a lump sum payment (less applicable tax and other withholdings) equal to two years' base salary plus 200% of the greater of the eligible executive's target annual bonus for the year in which employment terminated or the mean average of the eligible executive's annual bonuses paid in the 3 years preceding the year in which employment was terminated; and

iii   reimbursement of COBRA premiums for the lesser of 18 months or the maximum allowable COBRA period.

A qualifying termination under the Lumentum CIC Plan is (i) any involuntary termination without cause or resignation for good reason during the period beginning upon the public announcement of an intent to consummate a change in control of Lumentum and ending 12 months following the consummation of the change in control, or (ii) any termination due to disability or death occurring within 12 months following a change in control of Lumentum.

A change in control of Lumentum includes the acquisition by any person of more than 50% of the fair market value or voting power of outstanding Lumentum voting stock, a merger of Lumentum unless the Lumentum stockholders retain more than 50% of the voting power of the securities of the surviving entity and the Lumentum directors constitute a majority of the surviving entity's board of directors, or a sale of substantially all of the assets of Lumentum.

In the event an eligible executive's employment is terminated due to death or disability outside of a change in control period, (subject to the executive, or their successor, signing and not revoking a release of claims that becomes effective in accordance with the agreement), the eligible executive will receive vesting acceleration of 100% of outstanding Lumentum equity awards (including accelerated vesting of any performance-based awards at actual achievement for which the applicable performance period has been completed, or at 100% of target achievement level for performance periods that are not completed).

Eligible executives are those employed in the United States or Canada who are (i) the Chief Executive Officer, (ii) an Executive Vice President, (iii) a Senior Vice President, (iv) a Section 16 "Officer" within the meaning of 17 C.F.R. § 240.16a‑1(f), or (v) designated in writing by the Chief Executive Officer as being an Eligible Executive, subject to subsequent review and ratification by the Compensation Committee at its discretion. Mr. Lowe does not participate in this plan, and instead is covered under his employment agreement, as described above.

The Lumentum CIC Plan is administered by the Compensation Committee of our board of directors.

Potential Payments upon a Termination or Change in Control

The following table describes potential payments and benefits that would have been received or receivable by each NEO if employment had been terminated under various circumstances on July 1, 2023, the last day of our most recent fiscal year, under the Lumentum CIC Plan as amended in September 2021 and under the Amended and Restated CEO Agreement with respect to Mr. Lowe. For equity awards, we used a price per share of $56.73, the closing stock price on June 30, 2023, the last trading day of our most recent fiscal year.

Name	Benefit	Termination upon Death or Disability outside Change in Control Period ($)	Before Change in Control Termination w/o Cause or for Good Reason ($)[1]	Within Change in Control Period Termination w/o Cause or for Good Reason ($)[2]
Alan Lowe	Salary	0	2,000,000	2,000,000
	AIP[3]	0	2,400,000	2,400,000
	Equity Awards	18,231,047	4,489,280	18,231,047
	COBRA	0	31,827	42,435
	Total	18,231,047	8,921,107	22,673,482
Wajid Ali	Salary	0	556,000	1,112,000
	AIP[3]	0	519,095	1,000,800
	Equity Awards	6,520,149	1,321,928	6,520,149
	COBRA	0	24,057	36,086
	Total	6,520,149	2,421,080	8,669,035
Vincent Retort	Salary	0	556,000	1,112,000
	AIP[3]	0	518,759	1,037,517
	Equity Awards	7,816,085	1,599,590	7,816,085
	COBRA	0	23,997	35,995
	Total	7,186,085	2,698,345	10,001,597
Jason Reinhardt	Salary	0	475,000	950,000
	AIP[3]	0	436,530	873,060
	Equity Awards	4,940,792	991,038	4,940,792
	COBRA	0	24,627	36,940
	Total	4,940,792	1,927,195	6,800,792
Judy Hamel	Salary	0	489,000	978,000
	AIP[3]	0	383,769	767,537
	Equity Awards	3,686,489	733,064	3,686,489
	COBRA	0	20,805	31,208
	Total	3,686,489	1,626,638	5,463,234

(1) Mr. Lowe's benefits in this column represent (a) a cash payment equivalent to 200% of his annual base salary as of the date of termination of employment; (b) 200% of the greater of his target annual bonus for the year of termination or the average of annual bonuses paid in the three years preceding the year of termination; (c) accelerated vesting of any unvested time-based equity awards held at the time of termination that would have vested over the 12 months following the termination date and acceleration of performance-based awards under the methodology described under the "Employment Agreement with Mr. Lowe" section above; and (d) a cash payment equal to 18 times the monthly health insurance continuation premiums. For the NEOs other than Mr. Lowe, the benefits in the column represent:

   (a) a cash payment equivalent to 12 months of their annual base salary as of the date of termination of employment;

   (b) 100% of the greater of the target annual bonus for the year of termination or the average annual bonus paid in the three years preceding the year of termination;

   (c) accelerated vesting of any unvested equity awards held at the time of termination that would have vested over the 9 months following the termination date and acceleration of performance-based awards under the methodology described under the "2015 Change in Control and Severance Benefits Plan, as amended" section above, and

   (d) reimbursement of COBRA premiums for up to 12 months.

(2) All benefits in this column except for Mr. Lowe's represent (a) accelerated vesting of any unvested equity awards held at the time of termination (including accelerated vesting of any performance-based awards under the methodology described under the "Employment Agreement with Mr. Lowe" section above), (c) a cash payment equal to two years' base salary, and (d) reimbursement of COBRA premiums for up to 18 months. Mr. Lowe's benefits in this column represent (w) a cash payment equivalent to two times his annual base salary as of the date of termination; (x) two times the greater of his target annual bonus for the year of termination or the mean average of his annual bonuses paid in the 3 years preceding the year of termination; (y) accelerated vesting of unvested equity awards which have been granted or issued as of the date of termination of his employment (including accelerated vesting of performance-based awards under the methodology described under the "Change in Control Benefits Plan as amended" section above); and (z) a cash payment equal to 24 times the monthly health insurance continuation premiums. Mr. Lowe's employment agreement and the Lumentum CIC Plan also provides for these benefits if a termination due to death or disability occurs within twelve months following a change in control.

(3) The AIP is comprised of a cash and equity component. The value of the AIP above is calculated at target for the cash and equity components.

Equity Compensation Plan Information

The following table sets forth information about shares of Lumentum's common stock that may be issued under Lumentum's equity compensation plans, including compensation plans that were not approved by Lumentum's stockholders, if any. Information in the table is as of July 1, 2023.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights[2]	(b) Weighted-average Exercise Price of Outstanding Options, Warrants and Rights ($)[1]	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	2,964,366	0	2,816,532
Equity compensation plans not approved by security holders(2)	0	0	
TOTAL	**2,964,366**	**0**	**2,816,532**

(1) As of July 1, 2023, there are no options or RSAs outstanding. There is no exercise price for RSUs.

(2) As of July 2, 2023, there were 251,956 shares of our common stock RSU awards under the following plans, which were assumed in connection with our acquisition of NeoPhotonics: the NeoPhotonics Corporation 2020 Equity Incentive Plan, the NeoPhotonics Corporation 2010 Equity Incentive Plan and the NeoPhotonics Corporation 2011 Inducement Award Plan. No further grants may be made under any of these plans.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table reports the number of shares of our common stock beneficially owned as of August 30, 2023 by (i) all persons who are known to us to be beneficial owners of five percent or more of our common stock, (ii) each of our directors and named executive officers, and (iii) all of our directors and named executive officers as a group. We have determined beneficial ownership in accordance with the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially own, subject to community property laws where applicable. In computing the number of shares of our common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of our common stock subject to options or restricted stock units held by that person that are currently exercisable or exercisable within 60 days of August 30, 2023. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. We have based percentage ownership of our common stock on 66,998,856 shares of our common stock outstanding as of August 30, 2023. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Lumentum Holdings Inc., 1001 Ridder Park Drive, San Jose, California 95131.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	
5% or more Stockholders	**Number**	**Percentage**
FMR LLC[1]	7,393,532	11.0%
BlackRock Fund Advisors[2]	6,746,804	10.1%
The Vanguard Group[3]	6,345,834	9.5%
AllianceBernstein L.P.[4]	4,849,016	7.2%
Directors and Named Executive Officers		
Alan S. Lowe	85,331	*
Harold L. Covert	15,284	*
Pamela F. Fletcher	---	
Penelope A. Herscher	39,378	*
Isaac H. Harris	4,322	*
Brian J. Lillie	12,837	*
Julia S. Johnson	14,718	*
Ian S. Small	16,389	*
Janet S. Wong	5,817	*
Wajid Ali	11,950	*
Vincent Retort	96,462	*
Jason Reinhardt	77,765	*
Judy Hamel	23,416	*
All directors and executive officers as a group (13 persons)	403,669	*

* Indicates ownership of less than 1% of our common stock.

(1) Based solely on a Schedule 13G filing by FMR LLC dated June 12, 2023, reporting that FMR LLC has sole voting power with respect to 7,391,648 shares and sole dispositive power over 7,393,532 shares and Abigail P. Johnson has sole dispositive power over 7,393,532 shares. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. The address for FMR LLC is 245 Summer Street, Boston, MA 02210.

(2) Based solely on a Schedule 13G/A filing by Blackrock Inc. dated January 24, 2023, reporting sole voting power over 6,584,706 shares and sole dispositive power over 6,746,804 shares. The address for Blackrock Inc. is 55 East 52nd Street, New York, NY 10055.

(3) Based solely on a Schedule 13G/A filing by The Vanguard Group dated February 9, 2023, reporting shared voting power over 23,480 shares, sole dispositive power over 6,255,477 shares, and shared dispositive power over 90,357 shares. The address for The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

(4) Based solely on a Schedule 13G/A filing by AllianceBernstein L.P. dated February 14, 2023, reporting sole voting power over 3,426,155 shares, sole dispositive power over 4,772,386 shares and shared dispositive power over 76,630 shares. The address for AllianceBernstein L.P. is 1345 Avenue of the Americas, New York, NY 10105.

RELATED PERSON TRANSACTIONS

We describe below transactions and series of similar transactions, since the beginning of our last fiscal year, to which we were, or are to be, a participant, in which:

- the amounts involved exceeded or will exceed $120,000; and
- any of our directors, nominees for director, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of such individuals, had or will have a direct or indirect material interest.

Other than as described below, there has not been, nor are there any currently proposed, transactions or series of similar transactions to which we have been or will be a party.

Other Relationships and Related Persons Transactions

Jeff von Richter, the brother-in-law of Alan Lowe, our President and Chief Executive Officer, is employed by the Company as a Supply Chain Manager. Mr. Lowe is not involved in decisions regarding Mr. von Richter. Mr. von Richter received total compensation in fiscal 2023 in the amount of approximately $229,859, including salary, bonus, 401(k) matching and equity awards, and he is eligible to participate in employee benefit plans generally available to our employees.

Policies and Procedures for Related Party Transactions

Our Audit Committee has the primary responsibility for reviewing and approving or ratifying related party transactions. We have a formal written policy providing that a related party transaction is any transaction between us and an executive officer, director, nominee for director, beneficial owner of more than 5% of any class of our capital stock, or any member of the immediate family of any of the foregoing persons, in which such party has a direct or indirect material interest and the aggregate amount involved exceeds $120,000. In reviewing any related party transaction, our Audit Committee is to consider the relevant facts and circumstances available to our Audit Committee, including, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, and the extent of the related party's interest in the transaction. Our Audit Committee has determined that certain transactions will be deemed to be pre-approved by our Audit Committee, including certain executive officer and director compensation, transactions with another company at which a related party's only relationship is as a non-executive employee, director or beneficial owner of less than 10% of that company's shares and the aggregate amount involved does not exceed the greater of $200,000 or 2% of the company's total revenues, transactions where a related party's interest arises solely from the ownership of our common stock and all holders of our common stock received the same benefit on a pro rata basis, and transactions available to all employees generally. If advance approval of a transaction is not feasible, the chair of our Audit Committee may approve the transaction and the transaction may be ratified by our Audit Committee in accordance with our formal written policy.

OTHER MATTERS

Note About Forward-Looking Statements

Various statements in this Proxy Statement, including estimates, projections, objectives and expected results, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and are generally identified by the words "believe," "expect," "anticipate," "intend," "opportunity," "plan," "project," "will," "should," "could," "would," "likely" and similar expressions and include statements about our strategies, markets, business and opportunities. Forward-looking statements are based on current assumptions that are subject to risks and uncertainties that may cause actual results to differ materially from the forward-looking statements, including the risks and uncertainties discussed in Item 1A – Risk Factors of the Form 10-K for the fiscal year ended July 1, 2023 included in the Annual Report provided with our proxy materials as well as our other filings with the Securities and Exchange Commission. We undertake no obligation to update, or revise publicly, any forward-looking statements.

References to our website in this Proxy Statement are not intended to function as a hyperlink and the information contained on our website is not intended to be part of this Proxy Statement.

Fiscal 2023 Annual Report and SEC Filings

Our financial statements for our fiscal year ended July 1, 2023 are included in our Annual Report on Form 10-K, which we will make available to stockholders at the same time as this Proxy Statement. This Proxy Statement and our Annual Report are posted on our website at *www.lumentum.com* and are available from the SEC at its website at www.sec.gov. You may also obtain a copy of our Annual Report without charge by sending a written request to Lumentum Holdings Inc., Attention: Investor Relations, 1001 Ridder Park Drive, San Jose, California 95131.

* * *

The board of directors does not know of any other matters to be presented at the Annual Meeting. If any additional matters are properly presented at the Annual Meeting, the persons named in the enclosed proxy card will have discretion to vote the shares of our common stock they represent in accordance with their own judgment on such matters.

It is important that your shares of our common stock be represented at the Annual Meeting, regardless of the number of shares that you hold. Therefore, you are urged to vote by telephone or by using the Internet as instructed on the enclosed proxy card or execute and return, at your earliest convenience, the enclosed proxy card in the envelope that has also been provided.

THE BOARD OF DIRECTORS

San Jose, California
September 22, 2023

APPENDIX A

2015 Equity Incentive Plan

(As Amended and Restated September 2023)

1   <u>Establishment and Purpose of the Plan</u>. The Lumentum Holdings, Inc. Amended and Restated 2015 Equity Incentive Plan was originally adopted effective as of June 23, 2015. The purpose of the Plan is to provide incentives to attract, retain and motivate eligible persons whose present and potential contributions are important to the success of the Company by offering them an opportunity to participate in the Company's future performance.

2   <u>Definitions</u>. As used herein, the following definitions shall apply:

a   "<u>Administrator</u>" means the Board or any of the Committees appointed to administer the Plan;

b   "<u>Affiliate</u>" and "<u>Associate</u>" shall have the respective meanings ascribed to such terms in Rule 12b-2 promulgated under the Exchange Act;

c   "<u>Applicable Laws</u>" means the legal requirements relating to the Plan and the Awards under applicable provisions of federal securities laws, state corporate and securities laws, the Code, the rules of any applicable stock exchange or national market system, and the rules of any non-U.S. jurisdiction applicable to Awards granted to residents therein;

d   "<u>Assumed</u>" means that pursuant to a Corporate Transaction either (i) the Award is expressly affirmed by the Company or (ii) the contractual obligations represented by the Award are expressly assumed (and not simply by operation of law) by the successor entity or its Parent in connection with the Corporate Transaction with appropriate adjustments to the number and type of securities of the successor entity or its Parent subject to the Award and the exercise or purchase price thereof which preserves the compensation element of the Award existing at the time of the Corporate Transaction as determined in accordance with the instruments evidencing the agreement to assume the Award;

e   "<u>Award</u>" means the grant of an Option, SAR, Dividend Equivalent Right, Restricted Stock, Restricted Stock Unit, Performance Unit, Performance Share, or other right or benefit under the Plan;

f   "<u>Award Agreement</u>" means the written agreement evidencing the grant of an Award executed by the Company and the Grantee, including any amendments thereto;

g   "<u>Board</u>" means the Board of Directors of the Company;

h   "<u>Cause</u>" means, with respect to the termination by the Company or a Related Entity of the Grantee's Continuous Active Service, that such termination is for "Cause" as such term is expressly defined in a then-effective written agreement between the Grantee and the Company or such Related Entity, or in the absence of such then-effective written agreement and definition, is based on, in the determination of the Administrator, the Grantee's: (i) performance of any act or failure to perform any act in bad faith and to the detriment of the Company or a Related Entity; (ii) dishonesty, intentional misconduct, material violation of any applicable Company or Related Entity policy, or material breach of any agreement with the Company or a Related Entity; or (iii) commission of a crime involving dishonesty, breach of trust, or physical or emotional harm to any person;

i   "<u>Change in Control</u>" means a change in ownership or control of the Company effected through either of the following transactions:

  i   the direct or indirect acquisition by any person or related group of persons (other than an acquisition from or by the Company or by a Company-sponsored employee benefit plan or by a person that directly or indirectly controls, is controlled by, or is under common control with, the Company) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities pursuant to a tender or exchange offer made directly to the Company's stockholders which a majority of the Continuing Directors who are not Affiliates or Associates of the offeror do not recommend such stockholders accept, or

  ii   a change in the composition of the Board over a period of thirty-six (36) months or less such that a majority of the Board members (rounded up to the next whole number) ceases, by reason of one or more contested elections for Board membership, to be comprised of individuals who are Continuing Directors;

j   "<u>Code</u>" means the Internal Revenue Code of 1986, as amended, and any applicable regulations promulgated thereunder;

k   "<u>Committee</u>" means any committee composed of members of the Board appointed by the Board to administer the Plan;

l   "<u>Common Stock</u>" means the common stock of the Company;

m   "<u>Company</u>" means Lumentum Holdings, Inc., a Delaware corporation;

n   "<u>Consultant</u>" means any person (other than an Employee or a Director, solely with respect to rendering services in such person's capacity as a Director) who is engaged by the Company or any Related Entity to render consulting or advisory services to the Company or such Related Entity;

o   "Continuing Directors" means members of the Board who either (i) have been Board members continuously for a period of at least thirty-six (36) months or (ii) have been Board members for less than thirty-six (36) months and were elected or nominated for election as Board members by at least a majority of the Board members described in clause (i) who were still in office at the time such election or nomination was approved by the Board;

p   "Continuous Active Service" means that the provision of services to the Company or a Related Entity in any capacity of Employee, Director or Consultant is not interrupted or terminated. In jurisdictions requiring notice in advance of an effective termination as an Employee, Director or Consultant, Continuous Active Service shall be deemed terminated upon the actual cessation of providing services to the Company or a Related Entity notwithstanding any required notice period that must be fulfilled before a termination as an Employee, Director or Consultant can be effective under Applicable Laws. Continuous Active Service shall not be considered interrupted in the case of (i) any approved leave of absence, (ii) transfers among the Company, any Related Entity, or any successor, in any capacity of Employee, Director or Consultant, or (iii) any change in status as long as the individual remains in the service of the Company or a Related Entity in any capacity of Employee, Director or Consultant (except as otherwise provided in the Award Agreement). An approved leave of absence shall include sick leave, military leave, or any other authorized personal leave. For purposes of each Incentive Stock Option granted under the Plan, if such leave exceeds ninety (90) days, and reemployment upon expiration of such leave is not guaranteed by statute or contract, then the Incentive Stock Option shall be treated as a Non-Qualified Stock Option on the day three (3) months and one (1) day following the expiration of such ninety (90) day period;

q   "Corporate Transaction" means any of the following transactions:
   i   a merger or consolidation in which the Company is not the surviving entity, except for a transaction the principal purpose of which is to change the state in which the Company is incorporated,
   ii   the sale, transfer or other disposition of all or substantially all of the assets of the Company,
   iii the complete liquidation or dissolution of the Company,
   iv   any reverse merger or series of related transactions culminating in a reverse merger (including, but not limited to, a tender offer followed by a reverse merger) in which the Company is the surviving entity but in which securities possessing more than forty percent (40%) of the total combined voting power of the Company's outstanding securities are transferred to a person or persons different from those who held such securities immediately prior to such merger or the initial transaction culminating in such merger but excluding any such transaction or series of related transactions that the Administrator determines shall not be a Corporate Transaction, or
   v   acquisition in a single or series of related transactions by any person or related group of persons (other than the Company or by a Company-sponsored employee benefit plan) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities but excluding any such transaction or series of related transactions that the Administrator determines shall not be a Corporate Transaction;

r   "Director" means a member of the Board or the board of directors of any Related Entity;

s   "Disability" means a disability as defined under the long-term disability policy of the Company or the Related Entity to which the Grantee provides services regardless of whether the Grantee is covered by such policy. If the Company or the Related Entity to which the Grantee provides service does not have a long-term disability plan in place, "Disability" means that a Grantee is unable to carry out the responsibilities and functions of the position held by the Grantee by reason of any medically determinable physical or mental impairment for a period of not less than ninety (90) consecutive days. A Grantee will not be considered to have incurred a Disability unless he or she furnishes proof of such impairment sufficient to satisfy the Administrator in its discretion. Notwithstanding the foregoing, Section 409A Deferred Compensation payable pursuant to the Plan on account of the Disability of a Grantee shall be paid only if and when such Grantee has become disabled within the meaning of Section 409A;

t   "Dividend Equivalent Right" means a right entitling the Grantee to compensation or to a credit for the account of such Grantee measured by cash dividends paid with respect to Common Stock;

u   "Employee" means any person, including an Officer or Director, who is in the employ of the Company or any Related Entity, subject to the control and direction of the Company or any Related Entity as to both the work to be performed and the manner and method of performance. The payment of a director's fee by the Company or a Related Entity shall not be sufficient to constitute "employment" by the Company. The Company shall determine in good faith and in the exercise of its discretion whether an individual has become or has ceased to be an Employee and the effective date of such individual's employment or termination of employment, as the case may be. For purposes of an individual's rights, if any, under the terms of the Plan as of the time of the Company's determination of whether or not the individual is an Employee, all such determinations by the Company shall be final, binding and conclusive as to such rights, if any, notwithstanding that the Company or any court of law or governmental agency subsequently makes a contrary determination as to such individual's status as an Employee;

v   "Exchange Act" means the Securities Exchange Act of 1934, as amended;

w   "Fair Market Value

" means, as of any date, the value of one share of Common Stock determined as follows:

i   If the Common Stock is listed on any established stock exchange or a national market system, its Fair Market Value shall be the closing sale price of a Share as quoted on such exchange or system on the date of determination (or, if no closing sale price was reported on that date, on the last trading date such closing sale price was reported), as reported in The Wall Street Journal or such other source as the Administrator deems reliable,

ii   If the Common Stock is regularly quoted on an automated quotation system (including the OTC Bulletin Board) or by a recognized securities dealer, but selling prices are not reported, the Fair Market Value of a Share shall be the mean between the high bid and low asked prices for the Common Stock on the date of determination (or, if no such prices were reported on that date, on the last date such prices were reported), as reported in The Wall Street Journal or such other source as the Administrator deems reliable, provided that, if applicable, the Fair Market Value of a Share shall be determined in a manner that complies with Section 409A, or

iii   In the absence of an established market for the Common Stock of the type described in (i) and (ii), above, the Fair Market Value thereof shall be determined by the Administrator in good faith;

x   "Full Value Award" means the grant of Restricted Stock, Restricted Stock Units, Performance Units or Performance Shares under the Plan with a per share or unit purchase price lower than 100% of Fair Market Value on the date of grant;

y   "Grantee" means an Employee, Director or Consultant who receives an Award under the Plan;

z   "Immediate Family" means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the Grantee's household (other than a tenant or employee), a trust in which these persons (or the Grantee) have more than fifty percent (50%) of the beneficial interest, a foundation in which these persons (or the Grantee) control the management of assets, and any other entity in which these persons (or the Grantee) own more than fifty percent (50%) of the voting interests;

aa   "Incentive Stock Option" means an Option intended to qualify, and which does qualify, as an incentive stock option within the meaning of Section 422 of the Code;

ab   "Non-Qualified Stock Option" means an Option not intended to qualify, or which does not qualify, as an Incentive Stock Option;

ac   "JDS Uniphase Corporation Separation" means the spin-off of the Company from JDS Uniphase Corporation pursuant to that certain Separation and Distribution Agreement between the Company and JDS Uniphase Corporation;

ad   "Officer" means a person who is an officer of the Company or a Related Entity within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder;

ae   "Option" means an option to purchase Shares pursuant to an Award Agreement granted under the Plan;

af   "Parent" means a "parent corporation", whether now or hereafter existing, as defined in Section 424(e) of the Code;

ag   "Performance Award Formula" means a formula or table established by the Administrator which provides the method of determining the compensation payable pursuant to an Award based on one or more levels of attainment of specified Performance Criteria measured as of the end of the applicable Performance Period. A Performance Award Formula may include a minimum, maximum, target level and intermediate levels of Performance Criteria, with the final value of an Award determined by applying the Performance Award Formula to the specified Performance Criteria level attained during the applicable Performance Period. A target level of performance may be stated as an absolute value, an increase or decrease in a value, or as a value determined relative to an index, budget or other standard selected by the Administrator;

ah   "Performance Criteria" means any one of, or combination of, the following: (i) share price, (ii) earnings per share, (iii) total stockholder return, (iv) operating margin, (v) gross margin, (vi) return on equity, (vii) return on assets, (viii) return on investment, (ix) operating income, (x) net operating income, (xi) pre-tax profit, (xii) net income, (xiii) cash flow, (xiv) revenue, (xv) expenses, (xvi) earnings before any one or more of share-based compensation expense, interest, taxes, depreciation and amortization, (xvii) economic value added, (xviii) market share, (xix) personal management objectives, (xx) product development, (xxi) completion of an identified special project, (xxii) completion of a joint venture or other corporate transaction, and (xxiii) other measures of performance selected by the Administrator. Performance Criteria shall be calculated in accordance with the Company's financial statements, or, if such measures are not reported in the Company's financial statements, they shall be calculated in accordance with generally accepted accounting principles, a method used generally in the Company's industry, or in accordance with a methodology established by the Administrator prior to the grant of the applicable Award. As specified by the Administrator, Performance Criteria may be calculated with respect to the Company and each Subsidiary consolidated therewith for financial reporting purposes, one or more Subsidiaries or such division or other business unit of any of them selected by the Administrator. Performance Criteria may be measured relative to a peer group or index, as specified by the Administrator. Unless otherwise determined by the Administrator prior to the grant of the applicable Award, the Performance Criteria shall be calculated excluding the effect (whether positive or negative) on the Performance Criteria of any change in accounting standards or any extraordinary, unusual or nonrecurring item, as determined by the Administrator, occurring after the establishment of the Performance Criteria applicable to the Award. Each such adjustment, if any, shall be made solely for the purpose of providing a consistent basis from period to period for the calculation of Performance Criteria in order to prevent the dilution or enlargement of the Grantee's rights with respect to an Award;

ai   "Performance Period" means any Fiscal Year of the Company or such other period as determined by the Administrator in its sole discretion;

aj   "Performance Shares" means Shares or an Award denominated in Shares which may be earned in whole or in part upon attainment of Performance Criteria established by the Administrator;

ak   "Performance Units" means an Award which may be earned in whole or in part based upon attainment of Performance Criteria established by the Administrator and which may be settled for cash, Shares or other securities or a combination of cash, Shares or other securities as established by the Administrator;

al   "Plan" means this 2015 Equity Incentive Plan, as may be amended from time to time;

am   "Related Entity" means any Parent or Subsidiary of the Company and any business, corporation, partnership, limited liability company or other entity in which the Company or a Parent or a Subsidiary of the Company holds a substantial ownership interest, directly or indirectly.

an   "Replaced" means that pursuant to a Corporate Transaction the Award is replaced with a comparable stock award or a cash incentive program of the Company, the successor entity (if applicable) or Parent of either of them which preserves the compensation element of such Award existing at the time of the Corporate Transaction and provides for subsequent payout in accordance with the same (or a more favorable) vesting schedule applicable to such Award. The determination of Award comparability shall be made by the Administrator and its determination shall be final, binding and conclusive;

ao   "Restricted Stock" means Shares issued under the Plan to the Grantee for such consideration, if any, and subject to such restrictions on transfer, rights of first refusal, repurchase provisions, forfeiture provisions, and other terms and conditions as established by the Administrator;

ap   "Restricted Stock Unit" means a grant of a right to receive in cash or stock, as established by the Administrator, the market value of one Share;

aq   "Rule 16b-3" means Rule 16b-3 promulgated under the Exchange Act or any successor thereto;

ar   "SAR" means a stock appreciation right entitling the Grantee to Shares or cash compensation, as established by the Administrator, measured by appreciation in the value of Common Stock;

as   "Section 409A" means Section 409A of the Code;

at   "Section 409A Deferred Compensation" means compensation provided pursuant to an Award that constitutes nonqualified deferred compensation within the meaning of Section 409A;

au   "Share" means a share of the Common Stock;

av   "Subsidiary" means a "subsidiary corporation", whether now or hereafter existing, as defined in Section 424(f) of the Code;

3   Shares Subject to the Plan.

    a   Maximum Number of Shares Issuable. Subject to the provisions of Section 10 below, the maximum aggregate number of Shares which may be issued pursuant to all Awards (including Incentive Stock Options) is eighteen million four hundred thousand (18,400,000) Shares. The Shares to be issued pursuant to Awards may be authorized, but unissued, or reacquired Common Stock.

    b   Share Counting. Any Shares subject to an Award will be counted against the numerical limits of this Section 3 as one (1) Share for every Share subject thereto. Any Shares covered by an Award (or portion of an Award) which is forfeited, canceled or expires (whether voluntarily or involuntarily) or settled in cash shall be deemed not to have been issued for purposes of determining the maximum aggregate number of Shares which may be issued under the Plan. Shares that actually have been issued under the Plan pursuant to an Award shall not be returned to the Plan and shall not become available for future issuance under the Plan, except that if unvested Shares are forfeited, or repurchased by the Company for an amount not greater than their original purchase price, such Shares shall become available for future grant under the Plan. With respect to Options and SARs, the gross number of Shares subject to the Award will cease to be available under the Plan (whether or not the Award is net settled for a lesser number of Shares, or if Shares are utilized to exercise such an Award). In addition, if Shares are withheld to pay any withholding taxes applicable to an Award, then the gross number of Shares subject to such Award will cease to be available under the Plan.

    c   Assumption or Replacement of Awards. The Administrator may, without affecting the number of Shares reserved or available for issuance hereunder, authorize the issuance or assumption of benefits under this Plan in connection with any merger, consolidation, acquisition of property or stock, or reorganization upon such terms and conditions as it may deem appropriate, subject to compliance with Section 409A and any other applicable provisions of the Code; provided, however, that Shares subject to Awards issued or assumed pursuant to the Plan with respect to awards for shares of the common stock of JDS Uniphase Corporation in connection with the JDS Uniphase Corporation Separation shall reduce the aggregate number of Shares remaining available for issuance pursuant to the Plan set forth in Section 3(a);

4   Administration of the Plan.

    a   Plan Administrator.

      i   Authority of Administrator. The Plan shall be administered by the Administrator. All questions of interpretation of the Plan, of any Award Agreement or of any other form of agreement or other document employed by the Company in the administration of the Plan or of any Award shall be determined by the Administrator, and such determinations shall be final, binding and conclusive upon all persons having an interest in the Plan or such Award, unless fraudulent or made in bad faith. Any and all actions, decisions and determinations taken or made by the Administrator in the exercise of its discretion pursuant to the Plan or Award Agreement or other agreement thereunder (other than determining questions of interpretation pursuant to the preceding sentence) shall be final, binding and conclusive upon all persons having an interest therein. All expenses incurred in connection with the administration of the Plan shall be paid by the Company.

ii   Administration with Respect to Directors and Officers. With respect to grants of Awards to Directors or Employees who are also Officers or Directors of the Company, the Plan shall be administered by (A) the Board or (B) a Committee designated by the Board, which Committee shall be constituted in such a manner as to satisfy the Applicable Laws and to permit such grants and related transactions under the Plan to be exempt from Section 16(b) of the Exchange Act in accordance with Rule 16b-3. Once appointed, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board.

iii   Administration With Respect to Consultants and Other Employees. With respect to grants of Awards to Employees or Consultants who are neither Directors nor Officers of the Company, the Plan shall be administered by (A) the Board or (B) a Committee designated by the Board, which Committee shall be constituted in such a manner as to satisfy the Applicable Laws. Once appointed, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board. The Board may authorize one or more Officers to grant such Awards and may limit such authority as the Board determines from time to time.

iv   Administration Errors. In the event an Award is granted in a manner inconsistent with the provisions of this subsection (a), such Award shall be presumptively valid as of its grant date to the extent permitted by the Applicable Laws.

b   Powers of the Administrator. Subject to Applicable Laws and the provisions of the Plan (including any other powers given to the Administrator hereunder), and except as otherwise provided by the Board, the Administrator shall have the authority, in its discretion:

i   to select the Employees, Directors and Consultants to whom Awards may be granted from time to time hereunder;

ii   to determine whether and to what extent Awards are granted hereunder;

iii   to determine the number of Shares or the amount of other consideration to be covered by each Award granted hereunder;

iv   to approve forms of Award Agreements for use under the Plan;

v   to determine the terms and conditions of any Award granted hereunder including, for the avoidance of doubt, the ability to determine that an award may continue to vest after the termination of a Grantee's Continuous Active Service and to establish the requirements for the continuation of vesting;

vi   to amend the terms of any outstanding Award granted under the Plan, provided that any amendment that would have a materially adverse effect the Grantee's rights under an outstanding Award shall not be made without the Grantee's written consent;

vii   to construe and interpret the terms of the Plan and Awards, including without limitation, any notice of award or Award Agreement, granted pursuant to the Plan;

viii   to establish additional terms, conditions, rules or procedures to accommodate the rules or laws of applicable non-U.S. jurisdictions and to afford Grantees favorable treatment under such rules or laws; provided, however, that no Award shall be granted under any such additional terms, conditions, rules or procedures with terms or conditions which are inconsistent with the provisions of the Plan; and

ix   to take such other action, not inconsistent with the terms of the Plan, as the Administrator deems appropriate.

c   Option or SAR Repricing. Without the affirmative vote of holders of a majority of the shares of Common Stock cast in person or by proxy at a meeting of the stockholders of the Company at which a quorum representing a majority of all outstanding shares of Common Stock is present or represented by proxy, the Administrator shall not approve a program providing for either (i) the cancellation of outstanding Options or SARs having exercise prices per share greater than the then Fair Market Value of a Share ("Underwater Awards") and the grant in substitution therefore of new Options or SARs having a lower exercise price, Full Value Awards or payments in cash, or (ii) the amendment of outstanding Underwater Awards to reduce the exercise price thereof. This Section 4(c) shall not be construed to apply to (i) "issuing or assuming a stock option in a transaction to which Section 424(a) applies," within the meaning of Section 424 of the Code, (ii) adjustments pursuant to the assumption of or substitution for an Option or SAR in a manner that would comply with Section 409A, or (iii) an adjustment pursuant to Section 10.

d   Indemnification. In addition to such other rights of indemnification as they may have as members of the Board or as Officers or Employees of the Company or a Related Entity, members of the Board and any Officers or Employees of the Company or a Related Entity to whom authority to act for the Board, the Administrator or the Company is delegated shall be defended and indemnified by the Company to the extent permitted by law on an after-tax basis against all reasonable expenses, including attorneys' fees, actually and necessarily incurred in connection with the defense of any claim, investigation, action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan, or any Award granted hereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by the Company) or paid by them in satisfaction of a judgment in any such claim, investigation, action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such claim, investigation, action, suit or proceeding that such person is liable for gross negligence, bad faith or intentional misconduct; provided, however, that within thirty (30) days after the institution of such claim, investigation, action, suit or proceeding, such person shall offer to the Company, in writing, the opportunity at the Company's expense to handle and defend the same.

5   Eligibility.

    a   Persons Eligible for Awards. Awards other than Incentive Stock Options may be granted to Employees, Directors and Consultants. Incentive Stock Options may be granted only to Employees of the Company or a Parent or a Subsidiary of the Company. Awards may be granted to such Employees, Directors or Consultants who are residing in non‑U.S. jurisdictions as the Administrator may determine from time to time.

    b   Participation in the Plan. Awards are granted solely at the discretion of the Administrator. Eligibility to be granted an Award shall not entitle any person to be granted an Award, or, having been granted an Award, to be granted an additional Award. An Employee, Director or Consultant who has been granted an Award may, if otherwise eligible, be granted additional Awards.

6   Terms and Conditions of Awards.

    a   Type of Awards. The Administrator is authorized under the Plan to award any type of arrangement to an Employee, Director or Consultant that is not inconsistent with the provisions of the Plan and that by its terms involves or might involve the issuance of (i) Shares, (ii) cash or (iii) an Option, a SAR, or similar right with a fixed or variable price related to the Fair Market Value of the Shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of Performance Criteria or other conditions. Such awards include, without limitation, Options, SARs, Restricted Stock, Restricted Stock Units, Dividend Equivalent Rights, Performance Units or Performance Shares, and an Award may consist of one such security or benefit, or two (2) or more of them in any combination or alternative.

    b   Designation of Award. Each Award shall be designated in the Award Agreement. In the case of an Option, the Option shall be designated as either an Incentive Stock Option or a Non‑Qualified Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of Shares subject to Options designated as Incentive Stock Options which become exercisable for the first time by a Grantee during any calendar year (under all plans of the Company or any Parent or Subsidiary of the Company) exceeds $100,000, such excess Options, to the extent of the Shares covered thereby in excess of the foregoing limitation, shall be treated as Non‑Qualified Stock Options. For this purpose, Incentive Stock Options shall be taken into account in the order in which they were granted, and the Fair Market Value of the Shares shall be determined as of the grant date of the relevant Option.

    c   Conditions of Award. Subject to the terms of the Plan, the Administrator shall determine the provisions, terms, and conditions of each Award including, but not limited to, the Award vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment (cash, Shares, or other consideration) upon settlement of the Award, payment contingencies, and satisfaction of any Performance Criteria established by the Administrator. Partial achievement of any specified Performance Criteria may result in a payment or vesting corresponding to the degree of achievement as specified in the Award Agreement.

    d   Acquisitions and Other Transactions. The Administrator may issue Awards under the Plan in settlement, assumption or substitution for, outstanding awards or obligations to grant future awards in connection with the Company or a Related Entity acquiring another entity, an interest in another entity or an additional interest in a Related Entity whether by merger, stock purchase, asset purchase or other form of transaction.

    e   Deferral of Award Payment. Consistent with the requirements of Section 409A, if applicable, and other Applicable Laws, the Administrator may establish one or more programs under the Plan to permit selected Grantees the opportunity to elect to defer receipt of consideration upon exercise of an Award, satisfaction of Performance Criteria, or other event that absent the election would entitle the Grantee to payment or receipt of Shares or other consideration under an Award. The Administrator may establish the election procedures, the timing of such elections, the mechanisms for payments of, and accrual of interest or other earnings, if any, on amounts, Shares or other consideration so deferred, and such other terms, conditions, rules and procedures that the Administrator deems advisable for the administration of any such deferral program.

    f   Separate Programs. The Administrator may establish one or more separate programs under the Plan for the purpose of issuing particular forms of Awards to one or more classes of Grantees on such terms and conditions as determined by the Administrator from time to time.

    g   Limitations on Awards.

        i   Annual Limits. The maximum number of Shares with respect to which Awards may be granted to any Grantee in any fiscal year of the Company shall be 1,000,000 Shares. The maximum dollar amount that may become payable to any Grantee in any fiscal year of the Company under Performance Unit Awards or other Awards denominated in U.S. dollars shall be $20,000,000. In connection with a Grantee's (i) commencement of Continuous Active Service or (ii) first promotion in any fiscal year of the Company, a Grantee may be granted Awards for up to an additional 1,000,000 Shares or U.S. dollar denominated Awards providing for payment in any fiscal year of the Company of up to an additional $20,000,000, which shall not count against the limits set forth in the preceding sentences of this subsection (g). The foregoing limitations shall not apply to any Awards issued to Directors who are not also Employees; instead the limitations under Section 6(g)(ii) shall apply to such Directors. In addition, the foregoing limitations shall be adjusted proportionately in connection with any change in the Company's capitalization pursuant to Section 10, below. If any Awards are canceled, the canceled Awards shall continue to count against the maximum number of Shares or dollar amount with respect to which Awards may be granted to the Grantee. For this purpose, the repricing of an Option (or in the case of a SAR, the base amount on which the stock appreciation is calculated is reduced to reflect a reduction in the Fair Market Value of the Common Stock) shall be treated as the cancellation of the existing Option or SAR and the grant of a new Option or SAR. If the vesting or receipt of Shares under the Award is deferred to a later date, any amount (whether denominated in Shares or cash) paid in addition to the original number of Shares subject to the Award will not be treated as an increase in the number of Shares subject to the Award if the additional amount is based either on a reasonable rate of interest or on one or more predetermined actual investments such that the amount payable by the Company at the later date will be based on the actual rate of return of a specific investment (including any decrease as well as any increase in the value of an investment).

    ii   <u>Nonemployee Director Compensation Limits</u>. No Director who is not also an Employee shall be granted within any fiscal year of the Company one or more Awards pursuant to the Plan (the value of which will be based on the Fair Market Value determined on the last trading day immediately preceding the date on which the applicable Award is granted to such Director) and be provided any other compensation (including without limitation any cash retainers or fees) which in the aggregate have a value in excess of $500,000.

    iii   <u>Minimum Vesting</u>. Except with respect to five percent (5%) of the maximum number of Shares issuable under the Plan pursuant to Section 3(a), no Award shall vest earlier than one year following the date of grant of such Award; provided, however, that such limitation shall not preclude the acceleration of vesting of such Award upon the death, disability, or involuntary termination of Service of the Grantee or in connection with a Corporate Transaction, as determined by the Administrator in its discretion.

    iv   <u>Dividends, Dividend Equivalents, and Other Distributions</u>. No dividends, Dividend Equivalents, or other distributions shall be paid with respect to any Shares underlying any Awards underlying any unvested portion of an Award.

h   <u>Early Exercise</u>. The Award Agreement may, but need not, include a provision whereby the Grantee may elect at any time while an Employee, Director or Consultant to exercise any part or all of the Award prior to full vesting of the Award. Any unvested Shares received pursuant to such exercise may be subject to a repurchase right in favor of the Company or a Related Entity or to any other restriction the Administrator determines to be appropriate.

i   <u>Term of Award</u>. The term of each Award shall be the term stated in the Award Agreement, provided, however, that the term of an Option or SAR shall be no more than eight (8) years from the date of grant thereof. However, in the case of an Incentive Stock Option granted to a Grantee who, at the time the Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary of the Company, the term of the Incentive Stock Option shall be five (5) years from the date of grant thereof or such shorter term as may be provided in the Award Agreement. Subject to the foregoing, unless otherwise specified by the Administrator in the grant of an Option or SAR, each Option and SAR shall terminate eight (8) years after the date of grant of such Award, unless earlier terminated in accordance with its provisions.

j   <u>Transferability of Awards</u>. Incentive Stock Options may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent and distribution and may be exercised, during the lifetime of the Grantee, only by the Grantee. Other Awards shall be transferable by will and by the laws of descent and distribution, and during the lifetime of the Grantee, by gift or pursuant to a domestic relations order to members of the Grantee's Immediate Family to the extent and in the manner determined by the Administrator. Notwithstanding the foregoing but subject to Applicable Laws and local procedures, the Grantee may designate a beneficiary of the Grantee's Award in the event of the Grantee's death on a beneficiary designation form provided by the Administrator.

k   <u>Time of Granting Awards</u>. The date of grant of an Award shall for all purposes be the date on which the Administrator makes the determination to grant such Award, or such later date as is determined by the Administrator.

7   <u>Award Exercise or Purchase Price, Consideration and Taxes</u>.

a   <u>Exercise or Purchase Price</u>. The exercise or purchase price, if any, for an Award shall be as follows:

    i   In the case of an Incentive Stock Option:

      (A) granted to an Employee who, at the time of the grant of such Incentive Stock Option owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary of the Company, the per Share exercise price shall be not less than one hundred ten percent (110%) of the Fair Market Value per Share on the date of grant; or

      (B) granted to any Employee other than an Employee described in the preceding paragraph, the per Share exercise price shall be not less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

    ii   In the case of a Non-Qualified Stock Option, the per Share exercise price shall be not less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

    iii   In the case of a SAR, the base amount on which the stock appreciation is calculated shall be not less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

    iv   In the case of other Awards, such price as is determined by the Administrator.

    v   Notwithstanding the foregoing provisions of this Section 7(a), in the case of an Award issued pursuant to Section 6(d) above, the exercise or purchase price for the Award shall be determined in accordance with the provisions of the relevant instrument evidencing the agreement to issue such Award.

b   Consideration. Subject to Applicable Laws, the consideration to be paid for the Shares to be issued upon exercise or purchase of an Award including the method of payment, shall be determined by the Administrator (and, in the case of an Incentive Stock Option, shall be determined at the time of grant). In addition to any other types of consideration the Administrator may determine, the Administrator is authorized to accept as consideration for Shares issued under the Plan the following, provided that the portion of the consideration equal to the par value of the Shares must be paid in cash or other legal consideration permitted by the Delaware General Corporation Law:

i   cash;

ii   check;

iii   surrender of Shares or delivery of a properly executed form of attestation of ownership of Shares as the Administrator may require which have a Fair Market Value on the date of surrender or attestation equal to the aggregate exercise price of the Shares as to which said Award shall be exercised, provided, however, that Shares acquired under the Plan or any other equity compensation plan or agreement of the Company must have been held by the Grantee for such period, if any, as required by the Company to avoid adverse accounting treatment;

iv   with respect to Options, by delivery of a properly executed exercise notice followed by a procedure pursuant to which (A) the Company will reduce the number of Shares otherwise issuable to the Grantee upon the exercise of the Option by the largest whole number of shares having a Fair Market Value that does not exceed the aggregate exercise price for the Shares with respect to which the Option is exercised, and (B) the Grantee shall pay to the Company in cash the remaining balance of such aggregate exercise price not satisfied by such reduction in the number of whole Shares to be issued;

v   with respect to Options, payment through a broker-dealer sale and remittance procedure pursuant to which the Grantee (A) shall provide written instructions to a Company designated brokerage firm to effect the immediate sale of some or all of the purchased Shares and remit to the Company sufficient funds to cover the aggregate exercise price payable for the purchased Shares and (B) shall provide written directives to the Company to deliver the certificates for the purchased Shares directly to such brokerage firm in order to complete the sale transaction; or

vi   any combination of the foregoing methods of payment.

c   Taxes.

i   Tax Withholding in General. No Shares shall be delivered under the Plan to any Grantee or other person until such Grantee or other person has made arrangements acceptable to the Administrator for the satisfaction of any non-U.S., federal, state, or local income and employment tax (including social insurance) withholding obligations, including, without limitation, obligations incident to the receipt of Shares or the disqualifying disposition of Shares received on exercise of an Incentive Stock Option. Upon exercise of an Award the Company or Related Entity employing the Grantee shall withhold or collect from Grantee an amount sufficient to satisfy such tax obligations.

ii   Withholding in or Directed Sale of Shares. The Company shall have the right, but not the obligation, to deduct from the Shares issuable to a Grantee upon the exercise or settlement of an Award, or to accept from the Grantee the tender of, a number of whole Shares having a Fair Market Value, as determined by the Company, equal to all or any part of the tax withholding obligations of the Company or Related Entity employing the Grantee. The Fair Market Value of any Shares withheld or tendered to satisfy any such tax withholding obligations shall not exceed the amount determined by the applicable minimum statutory withholding rates. The Company may require a Grantee to direct a broker, upon the vesting, exercise or settlement of an Award, to sell a portion of the Shares subject to the Award determined by the Company in its discretion to be sufficient to cover the tax withholding obligations of the Company or Related Entity employing the Grantee and to remit an amount equal to such tax withholding obligations to such employer in cash.

8   Exercise of Award.

a   Procedure for Exercise.

i   Any Award granted hereunder shall be exercisable at such times and under such conditions as determined by the Administrator under the terms of the Plan and specified in the Award Agreement; provided however, that no Option or SAR granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, shall be first exercisable until at least six (6) months following the date of grant of such Option or SAR (except in the event of such Employee's death, disability or retirement, upon a Corporate Transaction, or as otherwise permitted by the Worker Economic Opportunity Act).

ii   An Award shall be deemed to be exercised when written notice of such exercise has been given to the Company in accordance with the terms of the Award by the person entitled to exercise the Award and full payment for the Shares with respect to which the Award is exercised, including, to the extent selected, use of the broker-dealer sale and remittance procedure to pay the purchase price as provided in Section 7(b)(v).

b   Exercise of Award Following Termination of Continuous Active Service.

i   An Award may not be exercised after the termination date of such Award set forth in the Award Agreement and may be exercised following the termination of a Grantee's Continuous Active Service only to the extent provided in the Award Agreement.

    i   Where the Award Agreement permits a Grantee to exercise an Award following the termination of the Grantee's Continuous Active Service for a specified period, the Award shall terminate to the extent not exercised on the last day of the specified period or the last day of the original term of the Award, whichever occurs first.

    ii   Any Award designated as an Incentive Stock Option to the extent not exercised within the time permitted by law for the exercise of Incentive Stock Options following the termination of a Grantee's Continuous Active Service shall convert automatically to a Non‑Qualified Stock Option and thereafter shall be exercisable as such to the extent exercisable by its terms for the period specified in the Award Agreement.

9   <u>Conditions Upon Issuance of Shares.</u>

    a   Shares shall not be issued pursuant to the exercise of an Award unless the exercise of such Award and the issuance and delivery of such Shares pursuant thereto shall comply with all Applicable Laws, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

    b   As a condition to the exercise of an Award, the Company may require the person exercising such Award to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required by any Applicable Laws.

10   <u>Adjustments Upon Changes in Capitalization</u>. Subject to any required action by the stockholders of the Company and the requirements of Sections 409A and 424 of the Code to the extent applicable, in the event of any change in the Common Stock effected without receipt of consideration by the Company, whether through merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, stock dividend, stock split, reverse stock split, split‑up, split‑off, spin‑off, combination of shares, exchange of shares, or similar change in the capital structure of the Company, or in the event of payment of a dividend or distribution to the stockholders of the Company in a form other than Common Stock (excepting regular, periodic cash dividends) that has a material effect on the Fair Market Value of Shares, appropriate and proportionate adjustments shall be made in the number and kind of shares subject to the Plan and to any outstanding Awards, the maximum number of Shares with respect to which Awards may be granted to any Grantee in any fiscal year of the Company set forth in Section 6(g)(i), and in the exercise or purchase price per Share under any outstanding Award in order to prevent dilution or enlargement of Grantees' rights under the Plan. For purposes of the foregoing, conversion of any convertible securities of the Company shall not be treated as "effected without receipt of consideration by the Company." Any fractional share resulting from an adjustment pursuant to this Section shall be rounded down to the nearest whole number and the exercise or purchase price per share shall be rounded up to the nearest whole cent. The Administrator in its discretion, may also make such adjustments in the terms of any Award to reflect, or related to, such changes in the capital structure of the Company or distributions as it deems appropriate, including modification of Performance Criteria, Performance Award Formulas and Performance Periods. The adjustments determined by the Administrator pursuant to this Section shall be final, binding and conclusive.

11   <u>Corporate Transactions</u>.

    a   <u>Termination of Award to Extent Not Assumed in Corporate Transaction</u>. Effective upon the consummation of a Corporate Transaction, all outstanding Awards under the Plan shall terminate. However, all such Awards shall not terminate to the extent they are Assumed in connection with the Corporate Transaction.

    b   <u>Acceleration of Award Upon Corporate Transaction</u>. Except as provided otherwise in an individual Award Agreement, in the event of a Corporate Transaction, for the portion of each Award that is neither Assumed nor Replaced, such portion of the Award shall automatically become fully vested and exercisable and be released from any repurchase or forfeiture rights (other than repurchase rights exercisable at fair market value) for all of the Shares at the time represented by such portion of the Award, immediately prior to the specified effective date of such Corporate Transaction.

    c   <u>Effect of Acceleration on Incentive Stock Options</u>. Any Incentive Stock Option the exercisability of which is accelerated under this Section 11 in connection with a Corporate Transaction shall remain exercisable as an Incentive Stock Option under the Code only to the extent the $100,000 dollar limitation of Section 422(d) of the Code is not exceeded. To the extent such dollar limitation is exceeded, the excess Options shall be treated as Non‑Qualified Stock Options.

12   <u>Compliance with Section 409A</u>. The Plan and all Awards granted hereunder are intended to comply with, or otherwise be exempt from, Section 409A. The Plan and all Awards granted under the Plan shall be administered, interpreted, and construed in a manner consistent with Section 409A, as determined by the Administrator in good faith, to the extent necessary to avoid the imposition of additional taxes under Section 409A(a)(1)(B) of the Code. It is intended that any election, payment or benefit which is made or provided pursuant to or in connection with any Award that may result in Section 409A Deferred Compensation shall comply in all respects with the applicable requirements of Section 409A. In connection with effecting such compliance with Section 409A, the following shall apply:

    a   Notwithstanding anything to the contrary in the Plan, to the extent required to avoid tax penalties under Section 409A, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to the Plan on account of, and during the six (6) month period immediately following, the Grantee's termination of Continuous Active Service shall instead be paid on the first payroll date after the six‑month anniversary of the Grantee's "separation from service" within the meaning of Section 409A (or the Grantee's death, if earlier);

a   Neither any Grantee nor the Company shall take any action to accelerate or delay the payment of any amount or benefits under an Award in any manner which would not be in compliance with Section 409A;

b   Notwithstanding anything to the contrary in the Plan or any Award Agreement, to the extent that any Section 409A Deferred Compensation would become payable under the Plan by reason of a Corporate Transaction, such amount shall become payable only if the event constituting the Corporate Transaction would also constitute a change in ownership or effective control of the Company or a change in the ownership of a substantial portion of the assets of the Company within the meaning of Section 409A. Any Award which would result in the payment of Section 409A Deferred Compensation and which would vest and otherwise become payable upon a Corporate Transaction as a result of the failure of the Award to be Assumed or Replaced in accordance with Section 11(b) shall vest to the extent provided by such Award but shall be converted automatically at the effective time of such Corporate Transaction into a right to receive, in cash on the date or dates such Award would have been settled in accordance with its then existing settlement schedule, an amount or amounts equal in the aggregate to an amount which preserves the compensation element of the Award at the time of the Corporate Transaction;

c   Should any provision of the Plan, any Award Agreement, or any other agreement or arrangement contemplated by the Plan be found not to comply with, or otherwise be exempt from, the provisions of Section 409A, such provision shall be modified and given effect (retroactively if necessary), in the sole discretion of the Administrator, and without the consent of the holder of the Award, in such manner as the Administrator determines to be necessary or appropriate to comply with, or to effectuate an exemption from, Section 409A;

d   Notwithstanding the foregoing, neither the Company nor the Administrator shall have any obligation to take any action to prevent the assessment of any tax or penalty on any Grantee under Section 409A and neither the Company nor the Administrator will have any liability to any Grantee for such tax or penalty.

13 Term of Plan. The Plan shall continue in effect until June 23, 2025, unless sooner terminated. Subject to Applicable Laws, Awards may be granted under the Plan upon its becoming effective.

14 Amendment, Suspension or Termination of the Plan.

a   The Board may at any time amend, suspend or terminate the Plan; provided, however, that no such amendment shall be made without the approval of the Company's stockholders to the extent such approval is required by Applicable Laws, or if such amendment would change any of the provisions of Section 4(b)(vii) or this Section 14(a). Notwithstanding any other provision of the Plan to the contrary, the Board may, in its sole and absolute discretion and without the consent of any participant, amend the Plan or any Award Agreement, to take effect retroactively or otherwise, as it deems necessary or advisable for the purpose of conforming the Plan or such Award Agreement to any present or future law, regulation or rule applicable to the Plan, including, but not limited to, Section 409A.

b   No Award may be granted during any suspension of the Plan or after termination of the Plan.

c   No suspension or termination of the Plan (including termination of the Plan under Section 13, above) shall adversely affect any rights under Awards already granted to a Grantee.

15 Reservation of Shares.

a   The Company, during the term of the Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

b   The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

16 Rights as a Stockholder.

a   A Grantee shall have no rights as a stockholder with respect to any Shares covered by an Award until the date of the issuance of such Shares (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). No adjustment shall be made for dividends, distributions or other rights for which the record date is prior to the date such Shares are issued, except as provided in Section 10 or another provision of the Plan.

b   During any period in which Shares acquired pursuant to an Award remain subject to vesting conditions, the Grantee shall have all of the rights of a stockholder of the Company holding shares of Common Stock, including the right to vote such Shares and to receive all dividends and other distributions paid with respect to such Shares, subject to the limitations set forth in Section 6(g)(iv) of the Plan.

17 Delivery of Title to Shares. Subject to any governing rules or regulations, the Company shall issue or cause to be issued the Shares acquired pursuant to an Award and shall deliver such Shares to or for the benefit of the Grantee by means of one or more of the following: (a) by delivering to the Grantee evidence of book entry shares of Common Stock credited to the account of the Grantee, (b) by depositing such Shares for the benefit of the Grantee with any broker with which the Grantee has an account relationship, or (c) by delivering such Shares to the Grantee in certificate form.

18 Fractional Shares. The Company shall not be required to issue fractional shares upon the exercise or settlement of any Award.

19 No Effect on Terms of Employment/Consulting Relationship. The Plan shall not confer upon any Grantee any right with respect to the Grantee's Continuous Active Service, nor shall it interfere in any way with his or her right or the right of the Company or any Related Entity to

terminate the Grantee's Continuous Active Service at any time, with or without Cause, and with or without notice. The ability of the Company or any Related Entity to terminate the employment of a Grantee who is employed at will is in no way affected by its determination that the Grantee's Continuous Active Service has been terminated for Cause for the purposes of this Plan.

20 <u>No Effect on Retirement and Other Benefit Plans</u>. Except as specifically provided in a retirement or other benefit plan of the Company or a Related Entity, Awards shall not be deemed compensation for purposes of computing benefits or contributions under any retirement plan of the Company or a Related Entity, and shall not affect any benefits under any other benefit plan of any kind or any benefit plan subsequently instituted under which the availability or amount of benefits is related to level of compensation. The Plan is not a "Retirement Plan" or "Welfare Plan" under the Employee Retirement Income Security Act of 1974, as amended.

21 <u>Forfeiture Events</u>.

   a   The Administrator may specify in an Award Agreement that the Grantee's rights, payments, and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include, but shall not be limited to, termination of Continuous Active Service for Cause or any act by a Grantee, whether before or after termination of Continuous Active Service, that would constitute Cause for termination of Continuous Active Service, or any accounting restatement due to material noncompliance of the Company with any financial reporting requirements of securities laws as a result of which, and to the extent that, such reduction, cancellation, forfeiture, or recoupment is required by applicable securities laws, including, without limitation, Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

   b   If the Company is required to prepare an accounting restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under the securities laws, any Grantee who knowingly or through gross negligence engaged in the misconduct, or who knowingly or through gross negligence failed to prevent the misconduct, and any Grantee who is one of the individuals subject to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002, shall reimburse the Company for (i) the amount of any payment in settlement of an Award received by such Grantee during the twelve- (12-) month period following the first public issuance or filing with the United States Securities and Exchange Commission (whichever first occurred) of the financial document embodying such financial reporting requirement, and (ii) any profits realized by such Grantee from the sale of securities of the Company during such twelve- (12-) month period.

22 <u>No Constraint on Corporate Action</u>. Nothing in this Plan shall be construed to: (a) limit, impair, or otherwise affect the Company's or a Related Entity's right or power to make adjustments, reclassifications, reorganizations, or changes of its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell, or transfer all or any part of its business or assets; or (b) limit the right or power of the Company or a Related Entity to take any action which such entity deems to be necessary or appropriate.

23 <u>Unfunded Obligation</u>. Grantees shall have the status of general unsecured creditors of the Company. Any amounts payable to Grantees pursuant to the Plan shall be unfunded and unsecured obligations for all purposes, including, without limitation, Title I of the Employee Retirement Income Security Act of 1974, as amended. Neither the Company nor any Related Entity shall be required to segregate any monies from its general funds, or to create any trusts, or establish any special accounts with respect to such obligations. The Company shall retain at all times beneficial ownership of any investments, including trust investments, which the Company may make to fulfill its payment obligations hereunder. Any investments or the creation or maintenance of any trust or any Grantee account shall not create or constitute a trust or fiduciary relationship between the Administrator, the Company or any Related Entity and a Grantee, or otherwise create any vested or beneficial interest in any Grantee or the Grantee's creditors in any assets of the Company or a Related Entity. The Grantees shall have no claim against the Company or any Related Entity for any changes in the value of any assets that may be invested or reinvested by the Company with respect to the Plan.

24 <u>Choice of Law</u>. Except to the extent governed by applicable federal law, the validity, interpretation, construction and performance of the Plan and each Award Agreement shall be governed by the laws of the State of California, without regard to its conflict of law rules.

APPENDIX B

Reconciliation of GAAP and Non-GAAP Financial Measures

The Compensation Discussion and Analysis section ("CD&A") of this Proxy Statement contains non-GAAP financial measures for gross margin and operating margin. Lumentum believes this non-GAAP financial information provides additional insight into the Company's on-going performance and has therefore chosen to provide this information to investors for a more consistent basis of comparison and to help them evaluate the results of the Company's on-going operations and enable more meaningful period to period comparisons. Specifically, the Company believes that providing this information allows investors to better understand the Company's financial performance and, importantly, to evaluate the efficacy of the methodology and information used by management to evaluate and measure such operating performance. However, these measures may be different from non-GAAP measures used by other companies, limiting their usefulness for comparison purposes. The non-GAAP financial measures used in this Proxy Statement should not be considered in isolation from measures of financial performance prepared in accordance with GAAP. Investors are cautioned that there are material limitations associated with the use of non-GAAP financial measures as an analytical tool. In particular, many of the adjustments to our GAAP financial measures reflect the exclusion of items that are recurring and will be reflected in our financial results for the foreseeable future. Further, these non-GAAP financial measures may not be comparable to similarly titled measurements reported by other companies.

Non-GAAP gross margin and non-GAAP operating margin exclude (i) stock-based compensation, (ii) inventory write-downs and fixed asset impairment due to cancelled programs, plans to exit certain lines of business and other costs and contingencies unrelated to current and future operations, (iii) acquisition and disposition related costs, (iv) integration related costs, (v) amortization of acquired intangibles, (vi) amortization of fair value adjustments, (vii) restructuring and related charges, (viii) non-cash interest expense, (ix) foreign exchange (gains) losses, net, (x) impairment charges, (xi) transferring product lines to Thailand, (xii) excess and obsolete inventory charges driven by the decline in demand from Huawei, (xiii) certain expenses related to the COVID-19 outbreak, and (xiv) non-cash income tax provision impacts. The presentation of these and other similar items in Lumentum's non-GAAP financial results should not be interpreted as implying that these items are non-recurring, infrequent or unusual.

A quantitative reconciliation between GAAP and non-GAAP financial data with respect to historical periods is included in the table below.

	Fiscal 2023	Fiscal 2022	Fiscal 2021	Fiscal 2020	Fiscal 2019
Gross Margin on GAAP basis	32.2%	46.0%	44.9%	38.7%	27.2%
Stock-based compensation	1.7%	1.2%	1.1%	1.0%	1.0%
Other charges	2.5%	0.6%	1.3%	3.2%	4.9%
Amortization of acquired intangibles	4.8%	3.7%	3.5%	3.3%	3.0%
Amortization of inventory fair value adjustments	1.0%	0.0%	0.0%	0.0%	0.0%
Integration related costs	0.7%	0.0%	0.0%	0.0%	0.0%
Intangible asset write-off	0.4%	0.0%	0.0%	0.0%	0.0%
Restructuring and related charges	0.0%	0.0%	0.0%	0.3%	3.5%
Adjusted Gross Margin	43.2%	51.6%	50.9%	46.5%	39.5%
Operating Margin on GAAP basis	-6.5%	17.7%	30.2%	12.2%	-1.4%
Stock-based compensation	7.7%	6.0%	5.3%	4.3%	4.5%
Stock-based compensation - acquisition related	0.7%	0.0%	0.0%	0.0%	0.0%
Acquisition related costs[1]	0.7%	0.0%	(11.9)%	0.0%	1.0%
Other charges	3.6%	2.1%	1.7%	4.3%	5.4%
Integration related costs	1.6%	0.0%	0.0%	0.0%	0.0%
Litigation matters	0.4%	0.0%	0.0%	0.0%	0.0%

Impairment charges	0.0%	0.0%	0.0%	0.3%	2.0%
Amortization of fair value adjustments	1.0%	0.0%	0.0%	0.3%	3.5%
Amortization of acquired intangibles	7.2%	5.0%	4.9%	4.7%	3.5%
Intangible asset write-off	1.2%	0.0%	0.0%	0.0%	0.0%
Restructuring and related charges	1.6%	(0.1)%	0.4%	0.5%	2.0%
Adjusted Operating Margin	19.2%	30.8%	30.8%	26.6%	20.5%
Net income (loss) per share on GAAP basis	$(1.93)	$2.68	$5.07	$1.75	$(0.54)
Net income per share on non-GAAP basis	$4.56	$6.05	$5.84	$4.95	$4.25
Shares used in per share calculation – diluted on GAAP basis[2]	68.3	74.2	78.4	77.6	70.7
Non-GAAP adjustment[2]	0.8	0	0	0	0.6
Effect of diluted securities from Series A Preferred Stock[2]	0	0	0	0	0.5
Shares used in per share calculation – diluted on non-GAAP basis[2]	69.1	74.2	78.4	77.6	71.8

(1) For the twelve months ended July 3, 2021, we recorded a $217.6 million gain related to the receipt of a termination fee from Coherent, Inc. in March 2021 as a result of the termination of our merger agreement. The gain was offset by $10.1 million of Coherent acquisition related changes.

(2) Number of shares in millions.

